2021

Proxy Statement

Annual Meeting of Stockholders



In 2020, we received several awards recognizing our culture, workplace and commitments to responsible business



Member of the Dow Jones
Sustainability World Index



Achieved designation by Modern Retail Awards for
Most Responsible Retailer



Recognized by Forbes as one of the
World's Best Employers



100% rating for equality and inclusion for the 13th consecutive year
Corporate Equality Index



Recognized as pioneers for action on climate change in
CDP's A List

Letter to Our Stockholders

Dear Fellow Stockholders:

A year marked by numerous challenges, including a global pandemic and civil unrest, presented eBay with unparalleled opportunities to show up for our customers, employees and communities. We are proud that our shared values of transparency, responsibility and performance have supported eBay's mission to empower people and create economic opportunity throughout 2020. As your Board of Directors, we are focused on creating value for you – our stockholders – in increasingly competitive markets and during these unsettled times. Drawing heavily on your input, we are working to realize the vision for a tech-led reimagination of eBay, a marketplace that can compete and win well into the future.

Renewed Focus and Reimagination

A transformational period since the start of 2020 saw the sale of StubHub and the agreement to transfer eBay Classifieds to Adevinta, and now eBay moves forward with renewed focus on our core Marketplaces business. During 2020 we also brought eBay alum and leading e-commerce executive Jamie Iannone back to the company as CEO and aligned with Jamie and his management team on our strategic direction toward a tech-led reimagination of eBay. The full eBay Board unanimously supported Jamie's selection as CEO, and we believe Jamie is the ideal CEO to lead eBay's next chapter of growth and success. We are also extremely optimistic that our Marketplaces strategies will position eBay for long-term growth and maximize value for you.

$4.1B	**$9.2B**	**+13%**	**$5.6B**	**Vision**
Successful closing of the sale of StubHub for $4.1 billion in 2020 exhibiting swift execution to obtain pre-pandemic valuation	Agreed to the transfer of eBay Classifieds to Adevinta for $9.2 billion and watched the expected value of the combined companies appreciate	Increased the rate of quarterly cash dividends by 13% in March 2021, following 14% increase in March 2020	Capital returned to stockholders in 2020, including $5.1 billion in stock buybacks and nearly $450 million in cash dividends	Click here to view Jamie Iannone's letter to stockholders

Valuing Stockholder Perspectives

The Board actively seeks stockholder input through numerous channels throughout the year as illustrated in the graphic below, and Board decisions are informed by investor perspectives. Feedback received from our investors influenced the development of the company's current capital allocation objectives, while the company's strategic vision became the focus of heightened discussions with stockholders throughout 2019 and 2020. Outcomes of these discussions included commitments to portfolio and operational reviews. The Board also takes your feedback into account by reviewing your votes at our annual meeting. For example, in 2019, we made it easier for stockholders to call special meetings after a significant minority of stockholders indicated they did not support our previous ownership requirement with their votes at the 2018 annual meeting.

 **Spring**	 **Summer**	 **Fall**	 **Winter**
Proxy season engagement to update stockholders and obtain feedback on corporate governance and other matters on the Annual Meeting agenda.	Review proxy season feedback and votes from the Annual Meeting. Respond to stockholders as appropriate.	Annual ESG engagement by a cross-functional management team to obtain stockholder input on corporate governance, sustainability, executive compensation, DE&I, risk management and compliance.	Board reviews the outcomes of stockholder ESG engagement with management and considers proactive changes based on feedback.

> **The Board salutes our founder Pierre Omidyar for his vision, leadership and 25 years of service, as we remain focused on realizing his vision of empowering people and creating economic opportunity in the years ahead.**
>
> – PAUL S. PRESSLER, CHAIR OF THE BOARD

Director Succession

Pierre Omidyar
Founder and Director Emeritus
100% Positive Feedback
Member since 1995
Location United States

The Board is committed to rigorous self-evaluation and to refreshing its membership with skills and experience that align with our long-term strategic vision. At the 2020 Annual Meeting, long-serving directors, Board Chair Tom Tierney and Audit Committee Chair Fred Anderson, both retired from the Board. As a result of thoughtful succession planning, Paul Pressler assumed the role of Chair of the Board, Perry Traquina became Audit Committee Chair and Adriane Brown stepped into Paul's former role as Chair of the Compensation Committee. In September 2020, our founder Pierre Omidyar and director Jesse Cohn left the Board upon the conclusion of our previously announced director search to add additional technology and financial expertise. We thank each of the directors who departed the Board in 2020 for their tremendous contributions.



Upon his retirement, we recognized Pierre with the honorary title of Founder and Director Emeritus. And with eBay's 25-year milestone, we would be remiss not to take a moment to celebrate the remarkable journey from the sale of a broken laser pointer in 1995 to $100 billion in GMV in 2020. Through the dotcom bubble, its crash, a great recession, ever-changing dynamics in the e-commerce market and now a global pandemic, eBay remains one of the best ideas on the Internet and firmly rooted in the principles of the Power of All of Us, including a commitment to creating economic opportunity for all and the belief that people are basically good.



Year	Milestone
1995	A broken laser pointer (Pierre's first sale)
1998	eBay Goes Public
2000	Introduced "Buy It Now"
2004	10 Million Sellers
2004	Launched "The Power of All of Us"
2006	1 Billion Items Sold Annually
2010	$50 Billion Annual GMV
2011	100 Million Active Buyers
2019	eBay for Charity Reaches $1 Billion
2020	eBay's 25th Anniversary

ebay
$100 billion GMV
19 million sellers
185 million buyers
12,000+ employees

Strength from Diversity

We believe Board leadership is enhanced by the range of perspectives represented on the Board, and our recruiting priorities reflect a commitment to refreshment and diversity. The Board's nominees include our CEO and 12 independent, highly qualified directors, who together have the diverse experience and expertise necessary to oversee the strategic and operational direction of the Company and management's execution of our plans. Of these nominees, 12 have been added to the board since 2015. Average tenure is approximately five years, and four women have joined the Board in recent years. Each of our Board members is dedicated, engaged and committed to fostering an atmosphere of collegiality that invites robust discussion to support eBay's overarching objective of creating stockholder value over the long term.

New Independent Directors Carol Hayles and Mohak Shroff add valuable financial and technology expertise

5 Women Directors

8 Technology Executives

3 Racially Diverse

3 Financial Experts



Sustainable Values

eBay exists to empower people and create economic opportunity. As Board members we, and the thousands of eBay employees, deeply share the sentiment that the company's purpose links us to something bigger than any one of us. To ensure the achievement of our long-term business goals, we focus our sustainability initiatives on the matters that are material to our business and where we can be most impactful to our stakeholders. We have measurable and transparent goals to evaluate our progress and to hold ourselves accountable to important milestones – such as 100% renewable energy by 2025, maintaining gender pay equity, and raising significant amounts for philanthropic causes. In 2021, with the support of the Corporate Governance and Nominating Committee, which oversees our Impact programs, the company formed a senior management ESG Council designed to further link a sustainability mindset with our strategic planning and business operations.

 **eBay Impact Report**

 **Diversity, Equity & Inclusion Report**

 **Tuesday June 15, 2021 8:00 a.m. (PST)**

 **Link To Virtual Meeting**

 **Live Q&A with our CEO and Board Chair**

Engaging Virtually

This year will be our second virtual annual meeting. This format offers the key features of an in-person meeting without putting anyone at risk of COVID-19. Although this decision was driven by the public health crisis, we hope it will also improve your ability to attend and participate while saving stockholders the time and expense of travel. In the virtual meeting, participants will join via a website where they can listen to the speakers, view any presentations, submit questions and comments, hear the company's responses, and vote their shares electronically.

Thank you for your investment in eBay. We are proud to represent stockholder interests in this great company and look forward to meeting with you at the 2021 Annual Meeting of Stockholders.

Sincerely,
Your Board of Directors

Anthony J. Bates   **Adriane M. Brown**   **Diana Farrell**   **Logan D. Green**   **Bonnie S. Hammer**

E. Carol Hayles   **Jamie J. Iannone**   **Kathleen C. Mitic**   **Matthew J. Murphy**   **Paul S. Pressler**

Mohak Shroff   **Robert H. Swan**   **Perry M. Traquina**

eBay exists to empower people and create economic opportunity.

$100B
Gross Merchandise Volume (GMV)*

$10.3B
Revenue*

185M
Global Active Buyers**

60%
Revenue from International Operations*

1.7B
Approximate number of live listings**

$100M+

♡ **Response to COVID-19**
For details, please see page 29.

 **Employees**  **Communities**  **Customers**

Our purpose links us to something bigger than ourselves. The good that emerges is impact—and that's what we deliver, every day.

Economic Opportunity

Champions of inclusive commerce, eBay Seller School assists sellers in transforming their business, and we help small businesses grow globally, including through eBay's Retail Revival and Up and Running programs.

eBay for Charity

eBay hosts one of world's largest and most active fundraising platforms, partnering with charity organizations to help them reach their fundraising goals.

eBay Foundation

eBay Foundation applies its resources and the eBay platform, along with engaged eBay employees, to help create a more equitable global economy.

Sustainable Commerce

Circular commerce has been a part of our eBay brand since we were founded 25 years ago. We continually strive to integrate best practices at our facilities to reduce our environmental footprint.

Trusted Marketplace

eBay created a trusted, transparent marketplace that's based on the strong ethical values we follow as a business.

Goals: We are continuously working to quantify, track and manage our environmental footprint.

 **Renewable Energy**
Source 100 percent renewable energy in our electricity supply by 2025 for eBay-controlled data centers and offices.

 **Carbon Emissions**
Achieve 50% absolute reduction in Scope 1 and 2 GHG emissions by 2025 and 75% reduction by 2030 from our 2016 baseline.

* GMV, Revenue, and Revenue from International Operations represent FY 2020. ** Global Active Buyers and Approximate number of live listings as of the end of Q4 2020.



Notice of Annual Meeting of Stockholders

The 2021 Annual Meeting of Stockholders of eBay Inc. will be conducted virtually on the Internet. There will be no in-person meeting.

Date and Time	**Web Address**	**Record Date**
Tuesday, June 15, 2021 8:00 a.m. Pacific Time	www.virtualshareholdermeeting.com/ EBAY2021	You are eligible to vote if you were a stockholder at the close of business on April 19, 2021.

Proposals Requiring Your Vote

Description		Board's Voting Recommendation	For Further Details
1	Election of 13 directors named in this Proxy Statement to our Board to hold office until our 2022 Annual Meeting of Stockholders	✓ **FOR** each director nominee	Page 3
2	Ratification of appointment of independent auditors	✓ **FOR**	Page 38
3	Advisory vote to approve named executive officer compensation	✓ **FOR**	Page 44
4, 5	Stockholder proposals, if properly presented	✗ **AGAINST**	Pages 85, 87

Stockholders as of the record date will also transact on such other business as may properly come before the Annual Meeting or any adjournment or postponement of the Annual Meeting. The items of business are described more fully in the accompanying Proxy Statement. We will be providing access to our proxy materials over the internet under Securities and Exchange Commission ("SEC") "notice and access" rules. As a result, on or about April 26, 2021, we are mailing to many of our stockholders a notice instead of a paper copy of the Proxy Statement and our 2020 Annual Report.

How to Vote

YOUR VOTE IS IMPORTANT. Even if you plan to attend the meeting, please vote as soon as possible using any of the following methods. In all cases, you should have your notice, or if you requested to receive printed proxy materials, your proxy card or voting instruction form on hand and follow the instructions:



Online
You can vote your shares online at
www.proxyvote.com



Phone
You can vote your shares by calling
+1 (800) 690-6903.



Mail
Date and sign your proxy card or voting instruction form and return it in the postage-paid envelope.

By Order of the Board of Directors

Marie Oh Huber

Marie Oh Huber
Secretary

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on June 15, 2021: the Proxy Statement and the Annual Report are Available at https://investors.ebayinc.com/financial-information/annual-reports/default.aspx

Table of Contents

New in this Proxy Statement

Special Meeting Threshold
⟩ page 19

Board Sustainability Oversight
⟩ page 25

Response to COVID-19
⟩ page 29

Management ESG Council
⟩ page 30

ESG Performance Goals
⟩ page 46

NEW Adopted or modified in recent years in response to stockholder feedback or as part of ongoing assessment of governance best practices.

Forward-Looking Statements. Certain statements in this proxy statement, other than purely historical information, including estimates, projections, statements relating to our business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may appear throughout this proxy statement. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise. Information on our website should not be deemed incorporated into or part of this proxy statement.

Board of Directors

Election of Directors

At the Annual Meeting, 13 directors will be elected to serve for a one-year term.

The nominees are currently members of the Board, and each of the nominees has been elected previously by stockholders, except for E. Carol Hayles and Mohak Shroff, who joined the Board on September 10, 2020. Each of the nominees has consented to serving as a nominee and being named as a nominee in this Proxy Statement and to serving as a director if elected. Twelve of 13 of the nominees are currently independent directors under the listing standards of The Nasdaq Stock Market and our Corporate Governance Guidelines. If elected at the Annual Meeting, each of the nominees will serve a one-year term until our 2022 Annual Meeting and will hold office until his or her successor is elected and qualified, or until his or her earlier death, resignation, retirement, or removal.

Our bylaws provide that in the event of an uncontested election, each director shall be elected by the affirmative vote of a majority of the votes cast with respect to such director—i.e., the number of shares voted "FOR" a director nominee must exceed the number of votes cast "AGAINST" that nominee. The Company has a resignation policy that would apply to any nominee who does not receive the vote required for election. For more details, please see Corporate Governance – Governance Policies and Practices – Majority Vote Standard for Election of Directors and Director Resignation Policy for Uncontested Elections.

⊘ **The Board recommends a vote FOR each of the director nominees.**

2021 Board Nominees

Summary Information

Name and Principal Occupation	Age	Director Since	Committees: AC	CC	RC	CGNC	Other Public Company Boards
Anthony J. Bates INDEPENDENT Chief Executive Officer, Genesys	54	2015		●	●		1
Adriane M. Brown INDEPENDENT Managing Partner, Flying Fish Ventures	62	2017		○	●		2
Diana Farrell INDEPENDENT Former President and Founding CEO, JPMorgan Chase Institute	56	2017			●	●	0
Logan D. Green INDEPENDENT Chief Executive Officer and Co-Founder, Lyft	37	2016		●			1
Bonnie S. Hammer INDEPENDENT Vice Chairman, NBCUniversal	70	2015				●	1
E. Carol Hayles INDEPENDENT Former Chief Financial Officer, CIT Group, Inc.	60	2020	●				2
Jamie Iannone President and Chief Executive Officer, eBay Inc.	48	2020					0
Kathleen C. Mitic INDEPENDENT Co-Chief Executive Officer and Co-Founder, SomethingElse	51	2011		●		○	2
Matthew J. Murphy INDEPENDENT President and Chief Executive Officer, Marvell Technology	48	2019	●		●		1
Paul S. Pressler INDEPENDENT Chair of eBay Board; Operating Advisor, Clayton, Dubilier & Rice	64	2015		●		●	0
Mohak Shroff INDEPENDENT Head of Engineering, LinkedIn	42	2020					0
Robert H. Swan INDEPENDENT Former Chief Executive Officer, Intel Corporation	60	2015	●		○		0
Perry M. Traquina INDEPENDENT Former Chairman and CEO, Wellington Management Company	65	2015	○			●	2

AC Audit Committee **CC** Compensation Committee **RC** Risk Committee **CGNC** Corporate Governance and Nominating Committee

○ Committee Chair ● Member

Nomination Process

Our Corporate Governance and Nominating Committee and Board have evaluated each of the director nominees recommended by our Board against the factors and principles eBay uses to select director nominees. Based on this evaluation, our Corporate Governance and Nominating Committee and the Board have concluded that it is in the best interests of eBay and its stockholders for each of the proposed nominees to serve as a director of eBay. The Board believes that all of these nominees have a strong track record of being responsible stewards of stockholders' interests and bring extraordinarily valuable insight, perspective, and expertise to the Board. Additional reasons that the Board recommends supporting the election of the director nominees include:

- All of the nominees have high-level managerial experience in relatively complex organizations.
- Each nominee has highly relevant professional experience in the management, technology, and innovation fields.
- The Board believes each nominee is an individual of high character and integrity and is able to contribute to strong board dynamics.
- Each of these nominees has experience and expertise that complement the skill sets of the other nominees.
- Each nominee is highly engaged and able to commit the time and resources needed to provide active oversight of eBay and its management. During 2020, our Board held ten meetings, and each Board member attended at least 75% of the aggregate number of meetings of the Board and the committees on which he or she served. None of the nominees serves on the boards of more than two other public companies, and each of the nominees who is currently an executive officer of a publicly traded company does not serve on any other boards beyond eBay and the Board of his or her own company.

In addition to these attributes, in each individual's biography set forth below, we have highlighted specific experience, qualifications, and skills that led the Board to conclude that each individual should serve as a director of eBay. For additional information regarding the Corporate Governance and Nominating Committee's approach to Board refreshment and nominations, please see Corporate Governance – Board Composition and Independence – Director Nomination Process.

Diversity

Our director nominees exhibit the following diverse mix of characteristics:

Tenure	Age	Gender and Ethnicity
		
1 >8 years **4** <4 years **5 Years** Average **8** 4-8 years	**1** >65 years **4** <50 years **8** 50-65 years	**5** Women **46%** Diversity **3** Ethnic Minorities

Skills and Experience

Technology Industry



8/13

E-Commerce/Retail



5/13

Public Policy



1/13

Transactions/M&A



3/13

Leadership



13/13

Management



11/13

Entrepreneurship



2/13

Strategy



10/13

Product, Marketing and Media



5/13

Investment/Finance



6/13



Anthony J. Bates

Age: 54

Director Since: 2015

Committees:

- Compensation Committee
- Risk Committee

Other Public Company Boards:

- VMware, Inc. (since 2016)

Experience

Mr. Bates is CEO of Genesys, which provides customer-experience and call-center technology. He was Vice Chairman of the board of Social Capital Hedosophia Holdings Corp. ("Social Capital," a special purpose acquisition company) from 2017 to 2019. From May 2017 through June 2018, Mr. Bates held the position of Chief Executive Officer of Growth at Social Capital. He also has been a member of the board of directors of VMware, Inc. since 2016, where he is chair of the Mergers & Acquisitions committee. He was formerly a member of the board of directors of GoPro, Inc.

Mr. Bates was President of GoPro, a technology company that manufactures action cameras, from 2014 to 2016, and helped with the initial public offering of the company. Before joining GoPro, Mr. Bates was the Executive Vice President of Microsoft Corp.'s Business Development and Evangelism group, responsible for the company's relationships with key original equipment manufacturers (OEMs), strategic innovation partners, independent software vendors and developers. Mr. Bates also led Microsoft's corporate strategy team.

Mr. Bates was also the President of Microsoft's Skype Division and the Chief Executive Officer of Skype, Inc. prior to its acquisition in October of 2011. Preceding Skype, Mr. Bates held senior positions with both Cisco Systems, Inc. and MCI Internet. Mr. Bates previously served as a member of the boards of YouTube, Inc. and LoveFilm.

Director Qualifications

- **Technology and Retail Industry Experience:** Executive leadership in the technology industry, including the management of worldwide operations, sales, service and support areas. Technical skills, as evidenced by his 10 patents in network innovations and his 12 requests for comments published with the Internet Engineering Task Force. Retail industry experience from his prior employment at GoPro, a consumer products company, YouTube, and LoveFilm, a provider of DVD-by-mail and streaming video on demand.
- **Management, Leadership and Strategy Experience:** Current serves on board of VMware, Inc.; formerly on board of Social Capital Hedosophia Holdings Corp.; and formerly President and a board member of GoPro. Former Executive Vice President, Business Development and Evangelism at Microsoft Corporation, former Chief Executive Officer of Skype Inc. and former Senior Vice President of Cisco Systems, Inc.



Adriane M. Brown

Age: 62

Director Since: 2017

Committees:

- Compensation Committee (Chair)
- Risk Committee

Other Public Company Boards:

- Axon Enterprise, Inc. (since 2020)
- American Airlines Group, Inc. (since 2021)

Experience

Ms. Brown joined Flying Fish Ventures, as a Venture Partner in November 2018 and became a Managing Partner of the venture capital firm in February 2021. Prior to that, Ms. Brown served as President and Chief Operating Officer for Intellectual Ventures ("IV"), an invention and investment company that commercializes inventions, from January 2010 through July 2017, and served as a Senior Advisor until December 2018. Before joining IV, Ms. Brown served as President and Chief Executive Officer of Honeywell Transportation Systems. Over the course of 10 years at Honeywell, she held leadership positions serving the aerospace and automotive markets globally. Prior to Honeywell, Ms. Brown spent 19 years at Corning, Inc., ultimately serving as Vice President and General Manager, Environmental Products Division, having started her career there as a shift supervisor.

Ms. Brown serves on the boards of directors of American Airlines Group, Inc., Axon Enterprise, Inc., Washington Research Foundation, and the Pacific Science Center. Ms. Brown previously served on the boards of directors of Allergan Plc and Raytheon Company until 2020.

Ms. Brown holds a Doctorate of Humane Letters and a bachelor's degree in environmental health from Old Dominion University, and is a winner of its Distinguished Alumni Award. She also holds a master's degree in management from the Massachusetts Institute of Technology where she was a Sloan Fellow.

Director Qualifications

- **Leadership and Strategy Experience:** Leadership of global technology and commercial businesses at Honeywell Transportation, Corning, Allergan and Raytheon. Experience driving business strategy, growth and development, innovation and R&D, manufacturing and sales, and customer service and expansion.
- **Investment/Finance, Management and Technology Industry Experience:** President and Chief Operating Officer for IV from January 2010 to July 2017. During her tenure at IV, the company delivered more than $3 billion in revenue, invented technology enabling 14 companies and joint ventures, acquired 50 customers and established Global Good and Research, a global health invention and innovation project.



Diana Farrell

Age: 56

Director Since: 2017

Committees:

- Corporate Governance and Nominating Committee
- Risk Committee

Other Public Company Boards:

- None

Experience

Ms. Farrell is the retired Founding President and Chief Executive Officer of the JPMorgan Chase Institute. From 2014 to 2020, she was the President and Chief Executive Officer of the institute. Previously, Ms. Farrell was a Senior Partner at McKinsey & Company where she was the Global Head of the McKinsey Center for Government and the McKinsey Global Institute.

Ms. Farrell served in the White House as Deputy Director of the National Economic Council and Deputy Assistant to the President on Economic Policy for 2009-2010. During her tenure, she led interagency processes and stakeholder management on a broad portfolio of economic and legislative initiatives. Ms. Farrell coordinated policy development and stakeholder engagement for economic recovery, innovation and competition, and she led financial policy initiatives including the passage of major legislation. She also served as a member of the President's Auto Recovery Task Force.

Ms. Farrell serves on the boards of directors of The Urban Institute and the National Bureau of Economic Research. In addition, Ms. Farrell is a Trustee of the Trilateral Commission and a Trustee Emeritus of Wesleyan University, and she serves as Co-Chair of the World Economic Forum's Council on the Future of Fiscal and Monetary Policy. Ms. Farrell is a member of the Council on Foreign Relations, the Bretton Woods Committee, the National Academies of Science's Committee on National Statistics, the Aspen Economic Strategy Group and the Economic Club of New York.

Ms. Farrell holds an M.B.A. from Harvard Business School and has a B.A. from Wesleyan University, where she was awarded a Distinguished Alumna award.

Director Qualifications

- **Policy Experience:** Previously global head of the McKinsey Global Institute and McKinsey Center for Government, a leading economic advisor to the President of the United States. Member of several economic and international policy groups and a trustee leading economic think tanks.
- **Financial Expertise:** Former Chief Executive Officer and founding President of the JPMorgan Chase Institute. Led research on global capital markets at McKinsey Global Institute, and interagency process on financial policy as Deputy Director of the National Economic Council.
- **Leadership and Strategy Experience:** Former Senior Partner at McKinsey & Company and Deputy Director of the National Economic Council. Service on non-profit boards and leadership of economic and policy organizations.



Logan D. Green

Age: 37

Director Since: 2016

Committees:

• Compensation Committee

Other Public Company Boards:

• Lyft, Inc. (since 2019)

Experience

Mr. Green has served as the Chief Executive Officer and Co-Founder of Lyft, Inc., a rideshare company, since 2012, where he is also a member of the Board of Directors. Lyft grew out of Zimride, a rideshare company previously co-founded by Mr. Green in 2007. Zimride was acquired by Enterprise Rent-A-Car. Mr. Green received his B.A. in Business Economics from the University of California, Santa Barbara.

Director Qualifications

• **Technology and E-Commerce Industry, Leadership, Management, Strategy and Entrepreneurship Experience:** CEO and Co-Founder of Lyft, a publicly traded, on-demand transportation company.



Bonnie S. Hammer

Age: 70

Director Since: 2015

Committees:

• Corporate Governance and Nominating Committee

Other Public Company Boards:

• IAC/InteractiveCorp (since 2014)

Experience

Ms. Hammer is Vice Chairman, NBCUniversal. Previously, Ms. Hammer served as Chairman, NBCUniversal Content Studios, where she oversaw Universal Television, Universal Content Productions and NBCUniversal International Studios. Prior to her tenure as Chairman of Content Studios, Ms. Hammer was Chairman, Direct-to-Consumer and Digital Enterprises, where she built the brand identity and greenlit the initial content slate for Peacock, NBCUniversal's streaming service. Prior to this role, Ms. Hammer served as Chairman of NBCUniversal Cable Entertainment from February 2013 to January 2019. In this capacity, Ms. Hammer had executive oversight over a number of leading cable brands (the USA, Syfy, E! Entertainment, Bravo, Oxygen and Universal Kids networks), as well as Universal Cable Productions, which created original scripted content for cable, broadcast and streaming platforms, and Wilshire Studios, which produced original reality programming.

Prior to her tenure as Chairman of NBCUniversal Cable Entertainment, Ms. Hammer served as Chairman of NBCUniversal Cable Entertainment and Cable Studios from November 2010. In this capacity, Ms. Hammer had executive oversight over well-known cable brands (the USA, Syfy, E! Entertainment, Chiller, Cloo and Universal HD networks), as well as Universal Cable Productions and Wilshire Studios. Prior to joining NBCUniversal in May 2004, Ms. Hammer served as President of Syfy from 2001 to 2004 and held other senior executive positions at Syfy and USA Network from 1989 to 2000. Earlier in her career, she was an original programming executive at Lifetime Television Network from 1987 to 1989.

Ms. Hammer also serves on the board of directors of IAC/InteractiveCorp. In addition to her for-profit affiliations, Ms. Hammer currently sits on the Board of Governors for the Motion Picture & Television Fund Foundation and serves on the strategic planning committee for Boston University's College of Communication.

Ms. Hammer holds a bachelor's degree in communications and a master's degree in media and new technology from Boston University. In 2017, Boston University awarded her an Honorary Doctorate of Humane Letters.

Director Qualifications

• **Product, Marketing and Media Experience:** Industry leader in media for over 40 years, with expertise in network programming, production, marketing, and multiplatform branding.

• **Leadership, Strategy and Management Experience:** Vice Chairman, NBCUniversal and previous executive roles including oversight of NBCUniversal's innovative streaming service, prominent cable brands and production studios.



E. Carol Hayles

Age: 60

Director Since: 2020

Committees:

- Audit Committee

Other Public Company Boards:

- Blucora, Inc. (since 2018)
- Webster Financial Corporation (since 2018)

Experience

Ms. Hayles was Executive Vice President and Chief Financial Officer of CIT Group Inc., a financial services company from November 2015 to May 2017, during which time she was responsible for overseeing all financial operations. She served as Controller and Principal Accounting Officer of CIT Group Inc. from July 2010 to November 2015, where she was responsible for managing the financial accounting and reporting functions, including SEC and regulatory reporting.

Prior to CIT, Ms. Hayles spent 24 years in various finance roles at Citigroup, Inc., most recently as Deputy Controller. She began her career at PricewaterhouseCoopers LLP in Toronto, Canada. She was a Canadian Chartered Accountant from 1985 to 2009, and she received her BBA from York University in Toronto.

Director Qualifications

- **Investment/Finance, Management, Transactions/M&A and Leadership Experience:** Chief Financial Officer of CIT Group and executive role with Citigroup.



Jamie Iannone

Age: 48

Director Since: 2020

Committees:

- None

Other Public Company Boards:

- None

Experience

Mr. Iannone has been President and Chief Executive Officer of eBay since April 2020.

Earlier in 2020, Mr. Iannone served as Chief Operating Officer of Walmart eCommerce, where he also was responsible for Store No. 8, Walmart's incubation hub. Since 2014, Mr. Iannone held leadership roles at Walmart Inc. including CEO of SamsClub.com and Executive Vice President of membership and technology, Sam's Club, a $57 billion business. In those roles, Mr. Iannone grew the SamsClub.com business and Sam's Club's membership base.

Before Walmart Inc., Mr. Iannone was Executive Vice President of Digital Products at Barnes & Noble, Inc., where he was responsible for all NOOK devices, software, accessories and retail integration and experiences; books and digital content; and third-party partnerships.

Mr. Iannone held various roles at eBay from 2001 to 2009, including leading Product Marketing, Search, and Buyer Experience.

He previously worked at Epinions.com and Booz Allen Hamilton. Mr. Iannone also served on the Board of Directors of The Children's Place.

He earned a Bachelor of Science in operations research, engineering and management systems from Princeton University and a Master of Business Administration from the Stanford Graduate School of Business.

Director Qualifications

- **Technology Industry, Management, Strategy and Leadership Experience:** Executive with three large, innovative global technology companies: eBay, Walmart, and Barnes and Noble. Board experience at The Children's Place.
- **E-Commerce and Retail Industry Experience:** Leader with an array of online and offline retail businesses, including eBay, SamsClub.com, Sam's Club, Barnes and Noble, The Children's Place, and Epinions.com.
- **Product and Media Experience:** Delivered innovative product experiences in executive roles at eBay, SamsClub.com and Sam's Club, and Barnes and Noble. Led media partnerships, books, digital content, and NOOK software at Barnes and Noble.



Kathleen C. Mitic

Age: 51

Director Since: 2011

Committees:

- Compensation Committee
- Corporate Governance and Nominating Committee (Chair)

Other Public Company Boards:

- RH (f/k/a Restoration Hardware Holdings, Inc.) (since 2013)
- TCV Acquisition Corp. (since 2021)

Experience

Ms. Mitic is Co-CEO and Co-Founder of SomethingElse, a direct-to-consumer beverage company. From 2012 to 2017, Ms. Mitic was the Chief Executive Officer and Co-Founder of Sitch, a startup building mobile consumer products.

From 2010 to 2012, Ms. Mitic served as Director of Platform and Mobile Marketing at Facebook, where she was responsible for developing and growing global developer and partner products. Prior to joining Facebook, Ms. Mitic served as Senior Vice President, Product Marketing at Palm, expanding the company product lines and international footprint through its acquisition by Hewlett-Packard in 2010.

Prior to Palm, Ms. Mitic spent 15 years in leadership positions at various consumer technology companies. These experiences include at NetDynamics (acquired by Sun Microsystems) where she launched the industry's first application server, at Four11 where she built the email service RocketMail (now Yahoo! Mail) and at Yahoo! where she served as Vice President and General Manager.

Ms. Mitic currently serves on the boards of directors of RH (formerly known as Restoration Hardware Holdings, Inc.) and TCV Acquisition Corp. She also serves on the board of directors of Headspace, a health and wellness technology company, DVx Ventures, and the non-profit organization Lean In.

Ms. Mitic received her B.A. from Stanford University and her M.B.A. from Harvard Business School.

Director Qualifications

- **Product, Marketing and Media Experience:** Expertise in global products, marketing and media through work leading Global Platform and Mobile Marketing at Facebook, Inc. and the Global Products Marketing group at Palm, Inc., and as Vice President and General Manager at Yahoo! Inc.
- **Technology Industry, Entrepreneurship and Leadership Experience:** Consumer-facing executive positions in technology industry (listed above) for over twenty years. Entrepreneurial experience building and operating technology companies as Co-Founder and Co-Chief Executive Officer of Sitch, Inc. and former Vice President and General Manager of Yahoo! Inc.



Matthew J. Murphy

Age: 48

Director Since: 2019

Committees:

- Audit Committee
- Risk Committee

Other Public Company Boards:

- Marvell Technology Group Ltd. (since 2016)

Experience

Mr. Murphy is President and Chief Executive Officer of Marvell Technology Group Ltd. ("Marvell"), a semiconductor company. He has led Marvell since joining in July 2016 and also serves as a member of Marvell's board of directors. In his role as CEO, Mr. Murphy is responsible for leading new technology development, directing ongoing operations and driving Marvell's growth strategy.

Prior to joining Marvell, Mr. Murphy worked for Maxim Integrated Products, Inc., a company that designs, manufactures and sells analog and mixed-signal integrated circuits. He advanced there through a series of business leadership roles over two decades. Most recently, he served as Executive Vice President of Business Units and Sales & Marketing, overseeing all product development and go-to-market activities. Prior to that, he served as the Senior Vice President of the Communications and Automotive Solutions Group and Vice President of Worldwide Sales and Marketing.

Mr. Murphy is a recipient of a Silicon Valley Business Journal 2019 C-Suite award for CEO of a Large Public Company, and was a "40 Under 40" honoree in 2011. In 2018, Institutional Investor named him All-America Executive Team Best CEO in the semiconductor category. He also served as the Chairman of the Semiconductor Industry Association (SIA) in 2018.

Mr. Murphy earned a B.A. from Franklin & Marshall College, and is also a graduate of the Stanford Executive Program. He serves on the boards of directors of the SIA and Global Semiconductor Alliance.

Director Qualifications

- **Technology Industry, Product, Leadership, Management and Strategy Experience:** Chief Executive Officer of Marvell, management and executive positions with Maxim Integrated Products, Inc., and board membership at Global Semiconductor Alliance and Semiconductor Industry Association.



Paul S. Pressler
Chair of the Board

Age: 64

Director Since: 2015

Committees:

- Compensation Committee
- Corporate Governance and Nominating Committee

Other Public Company Boards:

- None

Experience

Mr. Pressler has been an Operating Advisor of Clayton, Dubilier & Rice, LLC, a private equity investment firm, since 2020. He was previously a partner of Clayton, Dubilier & Rice from 2009 to 2020. Previously, Mr. Pressler was Chairman of David's Bridal, Inc. from 2012 to 2018, AssuraMed Holding, Inc. from 2010 to 2013 and SiteOne Landscape Supply, Inc. from to 2013 to 2017. Mr. Pressler served as President and Chief Executive Officer of The Gap, Inc. for five years, from 2002 to 2007. Before that, he spent 15 years in senior leadership roles with The Walt Disney Company, including Chairman of the global theme park and resorts division, President of Disneyland, and President of The Disney Stores.

Mr. Pressler currently serves on the board of directors of Wilsonart, Inc. and MOD Super Fast Pizza, LLC.

Mr. Pressler received his B.S. from the State University of New York at Oneonta.

Director Qualifications

- **Investment/Finance Experience and Transactions/M&A Expertise:** Operating Advisor and former partner at private equity firm Clayton, Dubilier & Rice since 2009.
- **Leadership, Management, Retail Industry and Strategy Experience:** Formerly Chairman of David's Bridal, Chairman of SiteOne Landscape Supply, Chairman of AssuraMed, President and Chief Executive Officer of The Gap, and 15 years in senior leadership at The Walt Disney Company, including President of The Disney Stores.



Mohak Shroff

Age: 42

Director Since: 2020

Committees:

• None

Other Public Company Boards:

• None

Experience

Mr. Shroff is Sr. Vice President and Head of Engineering at LinkedIn. His teams are responsible for building, scaling, and protecting LinkedIn. In his time at LinkedIn, he has played several key roles, from serving as head of product engineering, to working with the infrastructure and monetization teams, to leading Project Inversion.

Prior to joining LinkedIn in 2008, Mr. Shroff served as key technical leader on the Ariba Supplier Network engineering team. Mr. Shroff holds a BS in computer science from University of Texas at Austin.

Director Qualifications

• **Technology Industry, Product, Management, Strategy and Leadership Experience:** Executive and technology leader with LinkedIn.



Robert H. Swan

Age: 60

Director Since: 2015

Committees:

- Audit Committee
- Risk Committee (Chair)

Other Public Company Boards:

- None

Experience

Mr. Swan is the former CEO of Intel Corporation ("Intel"), a multinational technology company. He first served as Intel's Executive Vice President and Chief Financial Officer from 2016 and added interim CEO to his duties in June 2018 to January 2019, then served as a director and CEO from January 2019 to February 2021. Mr. Swan served as an Operating Partner of General Atlantic, a leading global growth equity firm. From 2006 to 2015, Mr. Swan served as Senior Vice President, Finance and Chief Financial Officer at eBay, where he oversaw all aspects of the Company's finance function, including controllership, financial planning and analysis, tax, treasury, audit, mergers and acquisitions, and investor relations. Prior to eBay, Mr. Swan served as Chief Financial Officer at Electronic Data Systems Corp., TRW Inc., and Webvan Group, Inc. He also served as Chief Operating Officer and CEO of Webvan Group. He previously served on the board of directors of Applied Materials, Inc. from 2009 to 2016, and AppDynamics from 2016 to 2017.

Mr. Swan began his career at General Electric, where he spent 15 years in numerous senior finance roles, including divisional Chief Financial Officer for GE Transportation Systems, GE Healthcare Europe, and GE Lighting.

Mr. Swan received his B.S. from the University at Buffalo and his M.B.A. from the State University of New York at Binghamton.

Director Qualifications

- **Investment/Finance and Transactions/M&A Expertise:** Former Chief Financial Officer of Intel, eBay and Electronic Data Systems.
- **Leadership, Management, Strategy Experience and Technology and E-Commerce/Retail Industry Experience:** Former Chief Executive Officer of Intel and executive roles at eBay, Intel, and Electronic Data Systems.



Perry M. Traquina

Age: 65

Director Since: 2015

Committees:

- Audit Committee (Chair)
- Corporate Governance and Nominating Committee

Other Public Company Boards:

- Morgan Stanley (since 2015)
- The Allstate Corporation (since 2016)

Experience

Mr. Traquina is the former Chairman, Chief Executive Officer, and Managing Partner of Wellington Management Company LLP, a global investment management firm. Mr. Traquina held this position for a decade until his retirement from the firm in 2014. During his 34-year career at Wellington, he was an investor for 17 years and a member of the management team for the other half of his time at the firm.

Mr. Traquina received his B.A. from Brandeis University and his M.B.A. from Harvard University.

Director Qualifications

- **Investment/Finance Experience:** More than 34 years of leadership at Wellington Management Company LLP.
- **Leadership and Management Experience:** Former Chairman, CEO, and Managing Partner of Wellington Management Company LLP, and current service on boards of directors of Morgan Stanley and The Allstate Corporation.

Corporate Governance

Highlights

eBay is committed to transparency and accountability, as demonstrated by the following governance features:



Board Composition and Independence

- ✔ Diverse experience and perspectives
- ✔ Commitment to Board refreshment
- ✔ Strong Board independence (12 of 13 directors are independent)



Board Leadership Structure and Effectiveness

- ✔ Separate Board Chair and CEO roles
- ✔ Risk Committee
- ✔ Robust self-evaluation process



Board Oversight and Stockholder Engagement

- ✔ Strategy and Risk Oversight
- ✔ Oversight of sustainability initiatives `NEW`
- ✔ Strong stockholder engagement practices



Board Governance Policies & Practices

- ✔ Clawback policy
- ✔ Robust stock ownership requirements for our executive officers and directors
- ✔ Anti-hedging and anti-pledging policies

Stockholder Rights

Our Board is committed to good corporate governance and believes in maintaining policies and practices that serve the interests of all stockholders, including governance provisions that protect and empower stockholders.

- ✔ Special Meetings – Stockholders representing 20% or more of eBay common stock can call a special meeting of stockholders. `NEW`
- ✔ Annual Election of Board of Directors – All directors are elected annually by the stockholders, and stockholders can remove directors with or without cause.
- ✔ Majority Voting for Election of Board of Directors – We have adopted a majority voting standard for the election of directors in uncontested elections.
- ✔ Proxy Access for Director Nominations – We have adopted a proxy access bylaw provision that allows an eligible stockholder or group of stockholders to nominate candidates for election to the Board that are included in our proxy statement and ballot.
- ✔ Majority Voting for Charter and Bylaw Amendments – Our charter and bylaw provisions do not have supermajority voting provisions. Stockholders can approve binding charter and bylaw amendments with a majority vote.
- ✔ Independent Board Leadership – We have separated the roles of Chair of the Board and CEO, and the Chair of the Board is an independent director. When our Board Chair is not independent, we require a Lead Independent Director with robust responsibilities.
- ✔ Stockholder Engagement – Stockholders can communicate directly with the Board and/or individual directors. In addition, management and members of the Board regularly engage with stockholders to solicit their views on important issues such as corporate governance and executive compensation.

`NEW` Adopted or modified in recent years in response to stockholder feedback or as part of ongoing assessment of governance best practice.

Board Composition and Independence

The Board has developed a set of guiding principles relating to Board membership. The Board believes that in light of the rapidly changing environment in which the Company operates, the Board must be comprised of members with highly relevant professional experience. In addition, although the Board does not have term limits, the Board believes that a certain amount of director turnover is to be expected and is desirable.

Ongoing Assessment of Composition

Commitment to Board Refreshment

Our Board has shown an ongoing commitment to Board refreshment and to having highly qualified, independent perspectives in the boardroom. Of our 13 current directors, 12 were added since 2015. Our directors have an average tenure of 5 years. This experience balances the institutional knowledge of our longer-tenured directors with the fresh perspectives brought by our newer directors. A goal of our board refreshment is enhancing the diversity of skills and experience of the Board.

Nominating Process

The Corporate Governance and Nominating Committee considers nominee recommendations from a variety of sources, including nominees recommended by stockholders. The Corporate Governance and Nominating Committee has from time to time retained an executive search firm to help facilitate the screening and interview process of director nominees, as it did for the search process that identified directors Hayles and Shroff in 2020. The Corporate Governance and Nominating Committee expects that qualified candidates will have high-level managerial experience in a relatively complex organization or be accustomed to dealing with complex problems, and will be able to represent the interests of the stockholders as a whole rather than special interest groups or constituencies.

Director Selection Principles

The Corporate Governance and Nominating Committee considers a number of factors in determining the slate of director nominees for election to the Company's Board that it recommends to the Board, with each candidate being reviewed relative to the following principles.

- ✔ The Board should be composed of directors chosen on the basis of their character, integrity, judgment, skills, background, and experience of particular relevance to the Company.
- ✔ Directors should have high-level managerial experience in a relatively complex organization or be accustomed to dealing with complex problems.
- ✔ Directors should also represent the balanced, best interests of the stockholders as a whole, rather than special interest groups or constituencies.
- ✔ Each director should be an individual of the highest character and integrity, with the ability to work well with others and with sufficient time available to devote to the affairs of the Company in order to carry out the responsibilities of a director.
- ✔ In addressing the overall composition of the Board, characteristics such as gender, race, age, international background, and expertise should be considered.
- ✔ The Board should be composed of directors who are highly engaged with our business.
- ✔ The Board should include individuals with highly relevant professional experience.

Diversity of Skills and Experience

In planning for succession, the Corporate Governance and Nominating Committee considers the overall mix of skills and experience of the Board and the types of skills and experience desirable for future Board members, in light of the Company's business and long-term strategy. Experiences, qualifications, skills and attributes prioritized by the committee include the following.

+ Technology industry experience
+ Retail and e-commerce industry experience
+ Strategy experience in either established or growth markets
+ Investment and finance experience
+ Leadership experience, including public company governance
+ Entrepreneurship
+ Transactional experience, including mergers and acquisitions

+ Management experience, including talent and culture development
+ Product, marketing and media experience
+ Government and public policy experience
+ Global business experience
+ Sustainable business practices experience
+ Financial expertise, including expertise gained as a chief financial officer or other sophisticated experience

Further Diversity Priorities (Gender and Race)

In addition to skills and experience, the Corporate Governance and Nominating Committee considers gender, race, age and national origin in evaluating potential Board members. When searching for new directors, the Corporate Governance and Nominating Committee actively seeks out women and individuals from underrepresented groups to include in the pool from which Board nominees are chosen.

Stockholder Nominations and Proxy Access

Stockholders wishing to submit recommendations or director nominations pursuant to the advance notice procedures set forth in our bylaws for our 2022 Annual Meeting of Stockholders should submit their recommendations or nominations to the Corporate Governance and Nominating Committee in care of our Corporate Secretary. Such nominations should be in accordance with the time limitations, procedures, and requirements described under the heading "May I propose actions for consideration at next year's Annual Meeting or nominate individuals to serve as directors?" in the section entitled "Questions and Answers About the Proxy Materials and Our 2021 Annual Meeting."

Our "Proxy Access" bylaw provision permits an eligible stockholder or group of up to 20 stockholders to nominate candidates for election to our Board. Proxy access candidates will be included in our proxy statement and ballot. The proxy access bylaw provision provides that holders of at least 3% of eBay common stock, which can comprise up to 20 stockholders, holding such stock continuously for at least three years, can nominate two individuals or 20% of the Board, whichever is greater, for election at an annual meeting of stockholders. Our bylaws provide details regarding the time frames and procedures that must be followed and other requirements that must be met to nominate directors through this process.

Director Independence

The rules of The Nasdaq Stock Market require listed companies to have a board of directors with at least a majority of independent directors. These rules have both objective tests and a subjective test for determining who is an "independent director."

Objective tests	The objective tests state, for example, that a director is not considered independent if he or she is an employee of the Company, or is a partner in, or a controlling stockholder or executive officer of, an entity to which the Company made, or from which the Company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenue for that year.
Subjective test	The subjective test requires our Board to affirmatively determine that a director does not have a relationship that would interfere with the director's exercise of independent judgment in carrying out his or her responsibilities.

Each member of our Board is required to provide information to supplement the Company's own due diligence to assist the Board in determining whether the director is independent under the listing standards of The Nasdaq Stock Market and our Corporate Governance Guidelines, and whether members of our Audit Committee and Compensation Committee satisfy additional SEC and Nasdaq independence requirements.

Our Board has adopted guidelines setting forth certain categories of transactions, relationships, and arrangements that it has deemed immaterial for purposes of making its determination regarding a director's independence, and does not consider any such transactions, relationships, and arrangements in making its subjective determination.

Our Board has determined that 12 of our 13 Directors are independent under the listing standards of The Nasdaq Stock Market and under eBay's Corporate Governance Guidelines. Jamie Iannone, who joined the Board and became our President and Chief Executive Officer on April 27, 2020, is not an independent director.

In accordance with the rules of The Nasdaq Stock Market, the Board limits membership on the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee to independent directors.

Our Corporate Governance Guidelines require any director who has previously been determined to be independent to inform the Chair of the Board and our Corporate Secretary of any change in circumstance that may cause his or her status as an independent director to change.

Board Leadership Structure and Effectiveness

Board Leadership

In accordance with our bylaws, our Board elects our Chair of the Board and appoints our CEO. Our Corporate Governance Guidelines require that the roles of Chair of the Board and CEO be held by separate individuals and require the appointment of a lead independent director if the Chair of the Board is not an independent director. The Board believes that the separation of the offices of the Chair of the Board and CEO is appropriate at this time as it aids in the Board's oversight of management and it allows our CEO to focus primarily on his management responsibilities. Director Pressler has served as our Chair of the Board since June 2020.

Committee Structure

The Board has four principal committees: the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Risk Committee.

The purpose of the Board committees is to help the Board effectively and efficiently fulfill its responsibilities, but they do not displace the oversight of the Board as a whole. Each committee meets regularly and has a written charter that has been approved by the Board. In addition, a member of each committee periodically reports to the Board on any significant matters discussed by the committee. The Board and each of its committees may retain outside advisors of its choosing at the Company's expense. Neither the Board nor any committee is required to obtain management's consent to retain outside advisors.



Board of Directors

Chair of the Board: Paul S. Pressler (Independent)

Audit Committee
Chair: Perry M. Traquina
All Members Independent

Compensation Committee
Chair: Adriane M. Brown
All Members Independent

Corporate Governance and Nominating Committee
Chair: Kathleen C. Mitic
All Members Independent

Risk Committee
Chair: Robert H. Swan
All Members Independent

Audit Committee

Each member of the Audit Committee is independent in accordance with the audit committee independence requirements of the listing rules of The Nasdaq Stock Market and the applicable rules and regulations of the SEC. Our Board has determined that each of Messrs. Traquina and Swan and Ms. Hayles is an "audit committee financial expert" as defined by SEC rules.

Members

Perry M. Traquina (Chair)
Carol Hayles
Matthew Murphy
Robert Swan

Meetings in 2020: 9

Key Responsibilities

- Meets with our independent auditors to review the results of the annual audit and to discuss our financial statements
- Oversees the independence of the independent auditors, evaluates, together with the Board, the independent auditors' performance, and reviews and approves the fees of the independent auditors
- Receives and considers the independent auditors' comments as to controls, adequacy of staff, and management performance and procedures in connection with audit and financial controls
- Considers conflicts of interest and reviews all transactions with related persons involving executive officers or Board members that are reasonably expected to exceed specified thresholds
- Receives periodic updates on our legal and ethical compliance programs
- Reviews and discusses with management our financial risk exposures, including credit and counterparty risks, market risk, asset and liability risk, liquidity risk, foreign currency risk, and investment policy and risk, and the steps we have taken to detect, monitor, and actively manage such exposures
- Reviews and evaluates the compensation and performance of the Head of Internal Audit, reviews and approves the internal audit plan, receives regular reports on internal audit activities and meets directly with the Head of Internal Audit without other members of management present

You can view our Audit Committee Charter on the corporate governance section of our investor relations website at https://investors.ebayinc.com/corporate-governance/governance-documents.

Compensation Committee

The members of our Compensation Committee are all independent in accordance with the rules and regulations of The Nasdaq Stock Market and the Exchange Act and Section 162(m) of the Internal Revenue Code.

Members

Adriane M. Brown (Chair)
Anthony J. Bates
Logan Green
Kathleen C. Mitic
Paul S. Pressler

Meetings in 2020: 8

Key Responsibilities

- Reviews and approves the compensation of our CEO and our other executive officers
- Oversees global compensation strategy for all employees and broad-based equity plans
- Reviews and approves the Compensation Discussion and Analysis
- Assesses on an annual basis the independence of its compensation consultants and other compensation advisers
- Reviews risk assessment of our compensation programs to ensure that our compensation programs do not incent employees to take unacceptable risk

The Compensation Committee Charter permits the Compensation Committee to, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Compensation Committee. You can view our Compensation Committee Charter on the corporate governance section of our investor relations website at https://investors.ebayinc.com/corporate-governance/governance-documents.

Corporate Governance and Nominating Committee

All members of our Corporate Governance and Nominating Committee are independent under the listing standards of The Nasdaq Stock Market.

Members

Kathleen C. Mitic (Chair)
Diana Farrell
Bonnie S. Hammer
Paul S. Pressler
Perry M. Traquina

Meetings in 2020: 4

Key Responsibilities

- Makes recommendations to the Board as to the appropriate size of the Board and Board committees
- Reviews the qualifications of candidates for the Board
- Makes recommendations to the Board on potential Board and Board committee members
- Assesses the responsibilities of key Board committees and makes recommendations to the Board
- Establishes procedures for the oversight of the evaluation of the Board and management
- Reviews correspondence received from stockholders and receives reports on stockholder feedback obtained through outreach program
- Oversees the Company's policies and programs concerning responsible business and philanthropy and sustainability reporting NEW
- Reviews the Company's political spending and related activities

The Corporate Governance and Nominating Committee takes into account the set of guiding principles relating to Board membership described in "Board Composition and Independence."

You can view our Corporate Governance and Nominating Committee Charter on the corporate governance section of our investor relations website at https://investors.ebayinc.com/corporate-governance/governance-documents.

Risk Committee

The Risk Committee Charter requires a majority of the committee members to be independent under the listing standards of the Nasdaq Stock Market. Currently, all members of our Risk Committee are independent under the Nasdaq Stock Market listing standards.

Members

Robert H. Swan (Chair)
Anthony J. Bates
Adriane M. Brown
Diana Farrell
Matthew Murphy

Meetings in 2020: 3

Key Responsibilities

- Oversees the Company's management of key risks such as information security and regulatory compliance (including privacy, anti-money laundering and foreign assets control), as well as the guidelines, policies and processes for monitoring and mitigating such risks
- Reviews and discusses with management the Company's enterprise risk management function and structure, and the guidelines, policies and processes for risk assessment and risk management
- Reviews and discusses with management the tone and culture within the Company regarding risk, including open risk discussions, and integration of risk management into the Company's behaviors, decision making, and processes
- Receives reports from the Company's corporate audit and compliance staff on the results of risk management reviews and assessment

You can view our Risk Committee Charter on the corporate governance section of our investor relations website at https://investors.ebayinc.com/corporate-governance/governance-documents.

Board and Committee Effectiveness

We believe in strong corporate governance practices that provide meaningful rights to our stockholders and ensure Board accountability. Our Corporate Governance Guidelines set forth a framework within which our Board conducts its business and demonstrates our commitment to good governance and a productive relationship with our stockholders. Principle features of our Corporate Governance Guidelines are summarized below along with certain other of our governance practices.

Engaged Independent Oversight

Board Operations

- Robust oversight of corporate strategy
- Executive sessions scheduled for each regular Board meeting
- Director product showcases
- Open access to senior management and information
- Access to third-party advisors
- Frequent informal Board calls
- Substantial opportunity to engage with employees at company-wide events
- Engagement with management outside of Board meetings through working groups

Accountability to Stockholders

- Proxy access for director candidates nominated by stockholders
- Majority voting standard for uncontested director elections
- Annual director elections
- All directors are expected to attend the Annual Meeting of Stockholders, and with the exception of now-retired Directors Anderson and Omidyar, all attended the 2020 Annual Meeting

Governance Principles

- Independent Chair
- Stock ownership guidelines for directors
- Prohibition on stock hedging and pledging
- Commitment to strong governance practices and recognition of the importance of strong governance to value creation and risk oversight

Governance Practices

Incorporation of Feedback

Annual Governance Review

- Review and update corporate governance practices in context of Board operations and stakeholder feedback

Annual Self-Evaluation

- Formal Board and committee self-evaluations conducted by independent Chairs
- Feedback incorporated into Board practices

Stockholder Outreach

- Regular fall and spring governance outreach with significant stockholders

Director Recruitment

- Seek directors with diverse perspectives and expertise relevant to our long-term business strategy
- Emphasis on adding directors with diverse backgrounds to the Board

Diverse, Independent Board with Mix of Tenures

- All directors except our CEO are independent
- Board includes five female and three racially diverse directors
- Directors possess wide range of expertise to foster diverse perspectives

Director Education

- eBay provides membership in the National Association of Corporate Directors to all directors and sponsors attendance at additional educational programs
- Directors provided updates on relevant eBay compliance training

Board Composition




Board Annual Self-Evaluations

It is important that the Board and its committees are performing effectively and in the best interests of the Company and its stockholders. The Board and each committee annually evaluate its effectiveness in fulfilling its obligations. As part of this annual self-evaluation, directors are able to provide feedback on the performance of other directors. The Chair of the Corporate Governance and Nominating Committee leads the Board in its review of the results of the annual self-evaluation.

Self-Evaluation Questionnaire

Provides director feedback on the Board and each of the Committees as well as each director

Results Analyzed

Results of the self-evaluations are analyzed and discussed with Corporate Governance and Nominating Committee

Individual Discussions

The Chair of our Corporate Governance and Nominating Committee engages with individual directors as appropriate

Summary of Results

Summary of Board and Committee self-evaluation results provided to full Board

Ongoing Feedback

Directors are encouraged to provide ongoing feedback in addition to the annual self-evaluation

Feedback Incorporated

Policies and practices updated as appropriate as a result of the annual self-evaluation and ongoing feedback

Review of Process

Our Corporate Governance and Nominating Committee periodically reviews the self-evaluation process

Board Oversight and Stockholder Engagement

Strategy Oversight

One of the Board's key responsibilities is overseeing the Company's strategy, and the Board has deep experience and expertise in the area of strategy development and insights into the most important issues facing the Company. Setting the strategic course of the Company involves a high level of constructive engagement between management and the Board. The Board regularly discusses eBay's key priorities, taking into consideration and adjusting the Company's long-term strategy with global economic, customer and other significant trends, as well as changes in the e-commerce industry and the regulatory landscape.

- At least annually, the Board conducts an extensive review of the Company's long-term strategic plans, its annual operating plan and capital structure.
- Throughout the year and at almost every Board meeting, the Board receives information and updates from management and actively engages with senior leaders with respect to the Company's strategy, including the strategic plans for our businesses and the competitive environment.
- eBay's independent directors also hold regularly scheduled executive sessions without Company management present, at which strategy is discussed.
- The Board also regularly discusses and reviews feedback on strategy from our stockholders and stakeholders.

Management Succession Planning and Workforce Culture

The Board recognizes the importance of effective executive leadership to eBay's success. We conduct a review at least annually that includes succession plans for our senior leadership positions. These succession plans are reviewed and approved by the Board. In conducting its review, the Board considers, among other factors, organizational and operational needs, competitive challenges, leadership/management potential and development, and emergency situations.

Board Connection to eBay Workforce Culture

The Board is intently focused on fostering a culture of leadership, development and excellence

Our workforce culture is linked to eBay's mission of empowering people and creating economic opportunity for all. This shared purpose has influenced our culture for 25 years and motivates our employees every day. We are rooted in core beliefs of empowering our community, innovating boldly, delivering with impact, being for everyone and acting with integrity. The Board views eBay's workforce culture as an asset and oversees eBay's employee engagement and other workforce development programs.

Culture & Employee Engagement

Management Accessibility and Engagement
- Our new CEO worked across the company on a recommitment to "Our DNA", a framework to link all employees to our purpose, our role in people's lives, our strategic vision and our beliefs
- Regular rhythm of employee "All Hands" meetings with the CEO and senior leaders
- Learning sessions with the initiative and business leaders

Learning and Development
- Strong culture of 360 feedback, professional development with opportunities for stretch assignments, leader and instructor-led training and self-directed learning
- Company-wide program on doing business with integrity led by eBay C-Suite ethical leadership training for people managers; expanded "tone from the top" program

Board Connection

Succession Planning
- Robust succession planning at most senior level

Oversight of Development Programs
- People program accomplishment review
- Annual People (human capital management) review with Chief People Officer

Engagement with Employees
- Participation in employee "All Hands" meetings, including International Women's Day and Conscious Inclusion programs

Enterprise Risk and Sustainability Oversight

eBay faces economic, financial, legal and regulatory, operational and other risks, such as the impact of competition and sustainability risks, including social, environmental and reputational factors that are integral to the strength of our brands. The Board recognizes that our ability to manage risk can influence whether we achieve our strategic and operating objectives. The Board, as a whole and through its committees, has responsibility for the oversight of risk management, while management is responsible for the day-to-day management of the risks that we face. In its risk oversight role, the Board is responsible for satisfying itself that the risk management framework and supporting processes as implemented by management are adequate and functioning as designed. The Board also influences risk management by fostering a corporate culture of integrity and risk awareness.



Board of Directors

Ultimately responsible for risk oversight and direct oversight of major risks

- Human capital management
- Strategic and competitive
- Operational planning and execution
- Determines risk oversight responsibilities of its committees

Risk Committee

Assists the Board in its oversight of the Enterprise Risk Management ("ERM") program for key risks such as information security and regulatory compliance (including privacy, anti-money laundering and foreign assets control).

Audit Committee

Oversight of financial risks facing the Company's businesses, including tax, credit, market, liquidity and investment policy risk.

Oversight of ethics and compliance program and responsibility for review of related party transactions.

Compensation Committee

Promotes appropriate level of risk taking by management through the design and administration of our compensation programs.

Oversight of management's global compensation and employee retention strategies.

Corporate Governance and Nominating Committee

Influences culture of the board and tone from the top through Board composition recommendations.

Oversight of eBay sustainability initiatives, including eBay Impact.

Senior Management

Guides programs and reports to Board and committees on strategies and progress

- Promotes a workforce culture of risk awareness
- Determines with Board appropriate risk tolerances

ERM Program

With oversight from the Risk Committee, identifies, assesses, prioritizes and manages our major risk exposures.

Internal Audit

Reporting directly to the Audit Committee, supplies independent assurance of design and effectiveness of risk management.

eBay Impact

With oversight from the Corporate Governance and Nominating Committee, team of key functional leaders implementing policies and programs for sustainability and philanthropy.

Business Functions, Operations and Commerce Platforms

Our People, Culture and Beliefs

Risk Management and Sustainability

Our risk management framework, including ERM and Impact sustainability programs, is embedded across our core businesses, with oversight of our company-wide initiatives by the Board and its committees as illustrated above. Our approach to risk management is designed to identify, assess, prioritize and manage our major risk exposures which could affect our ability to execute on our corporate strategy and fulfill our business objectives. These programs enable the Board to establish a mutual understanding with management of the effectiveness of the Company's risk management practices and capabilities, to review the Company's risk exposure and risk tolerance, and to elevate certain key risks for oversight at the Board level.

Management collaborates internally, with oversight from the Board, and periodically engages independent advisors to update risk assessments. Key risks encompassed by the ERM program include, without limitation, information security, data privacy, human capital management and regulatory compliance (including privacy, anti-money laundering and foreign assets control). As a result of our most recent sustainability risk assessment, eBay's Impact team focuses its efforts on several key areas, including Economic Opportunity, Sustainable Commerce, Culture & Workforce and maintaining a Trusted Managed Marketplace.

Key members of management, as appropriate, periodically review with the Risk Committee the major risks facing eBay and the steps management has taken to detect, monitor, and actively manage those risks within the agreed risk tolerance. Likewise, the Corporate Governance and Nominating Committee receives periodic updates on eBay sustainability initiatives. The executives responsible for managing a particular risk (in the case of cybersecurity risks, our Chief Technology Officer and Chief Information Security Officer) also report to the Board or its committees, as appropriate, on how the risk is being managed and progress towards agreed mitigation goals.

Management works across the organization to help our business groups and functions prioritize risk management as part of the company's strategy. Through the combination of the ERM program and our Impact sustainability efforts, we believe that our risk management framework appropriately addresses the spectrum of risks facing our businesses, including but not limited to each of the material issues identified by the Sustainability Accounting Standards Board as being applicable to companies in our industry.

Spotlight on eBay's Response to COVID-19 `NEW`

eBay responded to the global pandemic in 2020 by allocating over $100 million to relief efforts to support our employees, customers and broader stakeholder communities as outlined below. The Board's oversight of the risks presented by the dynamic environment included the following activities:

- Board-level discussion of the pandemic in the context of strategy, capital allocation and operational planning
- Risk Committee reviews of management's strategies to detect, monitor and manage risks to employees and cybersecurity resulting from the pandemic
- Audit Committee discussion of financial risks stemming from the impact on our customers
- Corporate Governance and Nominating Committee discussion of the activities of eBay Foundation
- Compensation Committee discussion of the impacts of COVID-19 on executive compensation

      

Employees	**Communities**	**Customers**
✔ Provided equipment, training and resources to enable work-from-home dynamics	✔ Advocated for small business relief	✔ Deferred fees for hundreds of thousands of eBay sellers to support their cash flow needs
✔ Increased flexibility to balance personal and professional responsibilities	✔ eBay Foundation granted $15 million to support small businesses, untapped communities and broader COVID-19 relief efforts	✔ Provided eBay Store subscribers with up to 100,000 extra listings for free
✔ Expanded our Employee Assistance Program for mental health support and provided mental health support training for managers	✔ Matched up to $1M in donations made to Feeding America, Direct Relief and Opportunity Fund through eBay for Charity	✔ Extended protections for Seller Performance Standards
✔ Invested in additional care benefits	✔ Offered U.S. shoppers the opportunity to buy Gifts That Give Back to support relief efforts	✔ Invited brick-and-mortar retailers to keep their businesses going on eBay through small business accelerator program "Up & Running," which launched adaptations in over 25 markets worldwide
✔ Gave employees additional day of leave	✔ Partnered with the NHS and DHSC in the U.K. to pilot new platform to supply primary care and social care providers access to PPE for free	✔ Blocking or quickly removing items that make false health claims or offer products at inflated prices – over 50 million listings globally to date
✔ Made assistance payments to all employees to support individual needs and wellbeing		

eBay Impact

Many of our Impact sustainability initiatives involve cross-company collaboration on goal setting, impact measurement and reporting, which is published annually on the eBay Impact website. To advance our strategies, manage environmental, social and governance ("ESG") risks and capitalize on opportunities, eBay has formed the ESG Council, which is composed of key members of our management team and engages with numerous critical partners across the company. **NEW** This Council is chaired by our Chief Sustainability Officer and is key to eBay executing on our company's low-carbon transition plan, which is currently focused on achieving 100% renewable energy in our electricity supply by 2025. We also published our first Task Force for Climate-Related Financial Disclosure report this year, addressing the investor need for increased disclosure on climate risks and opportunities. For more information please visit our eBay Impact website at https://www.ebayinc.com/impact/.

Our purpose links us to something bigger than ourselves. The good that emerges is impact.

Economic Opportunity	Champions of inclusive commerce, eBay Seller School assists sellers in transforming their business, and we help small businesses grow globally, including through eBay's Retail Revival and Up and Running programs.	From 2011 to 2018, the number of eBay's commercial sellers in less-advantaged communities grew 26% percent compared to a 0.9% decrease in the overall number of business enterprises in those communities.
eBay for Charity	eBay hosts one of world's largest and most active fundraising platforms, partnering with charity organizations to help them reach their fundraising goals.	In 2020, for the third year in a row, eBay for Charity broke our previous records, raising a total of nearly $123 million globally in charitable donations through the eBay marketplace.
eBay Foundation	eBay Foundation leverages its voice and resources to amplify the work of those addressing and removing barriers to entrepreneurship. We also support our employees with meaningful giving and volunteering opportunities.	To date, eBay Foundation has provided over $65 million in total giving, which has supported over 1,800 unique grantees. In 2020, eBay Foundation increased the employee matching gifts cap to $5,000 per employee and engaged 43% of employees in one or more program.
Sustainable Commerce	Circular commerce has been a part of our eBay brand since we were founded 25 years ago. We continually strive to integrate best practices at our facilities to reduce our environmental footprint.	Through the sale of pre-owned apparel and electronics, eBay has helped avoid over 3.1 million metric tons of carbon emissions since 2016. In 2019, eBay continued to make progress on our environmental goals, achieving 64% renewable energy globally and in 2020, earned inclusion in the CDP Climate A List for the first time.
Trusted Marketplace	eBay created a trusted, transparent marketplace that's based on the strong ethical values we follow as a business.	eBay earned a 100% rating on the Human Rights Campaign Foundation's Corporate Equality Index 2020—our 13th year on the Index. eBay was also recognized by the US Department of Homeland Security for its partnership with the Intellectual Property Rights Center, as part of their "E-Commerce Working Group" efforts to combat the sale and distribution of counterfeit and dangerous goods on the Internet.

Goals: We are working to better understand, track and quantify our environmental footprint.

Renewable Energy
Source 100 percent renewable energy in our electricity supply by 2025 for eBay-controlled data centers and offices.

Carbon Emissions
Achieve 50% absolute reduction in Scope 1 and 2 GHG emissions by 2025 and 75% reduction by 2030 from our 2016 baseline.

Diversity, Equity & Inclusion Highlights

eBay is committed to being a richly diverse, truly equitable and fearlessly inclusive place for the world to work, grow, buy and sell. Diversity, Equity and Inclusion (DE&I) goes well beyond a moral necessity – it's the foundation of our business model and critical to our ability to thrive in an increasingly competitive global landscape. To accomplish this lofty goal, we focus our energy and resources across three global and strategic areas: our workforce (who and how we hire), workplace (how do we build a more inclusive environment) and marketplace (how do we better serve the needs of our buyers and sellers as well as the communities we serve). Equity is at the forefront of all we do as we deliver across each of these strategic areas. In our most recent Diversity, Equity and Inclusion report (for calendar year 2020), we shared the results of our fifth gender pay equity study, which found that we have 100% gender pay equity in the US and 99.7% globally.

Stockholder Engagement

Why We Engage

Our directors and management are committed to maintaining a robust dialogue with stockholders. We routinely engage with stockholders throughout the year in order to:

- Provide transparency into our business, our performance and our governance and compensation practices
- Discuss with our stockholders the issues that are important to them, hear their expectations for us and share our views
- Assess emerging issues that may affect our business, inform our decision making, enhance our corporate disclosures and help shape our practices

After we file our proxy statement, we engage with our largest stockholders about important topics to be addressed at our annual meeting. In the fall, we conduct an additional cycle of stockholder ESG engagement. Following each round of stockholder engagement, we provide an overview of the discussions and feedback to the applicable Board committees, which is also discussed with the Board. Since January 2020, we have offered to meet on ESG matters with nearly 50 investors representing more than 50% of our outstanding shares, which resulted in approximately 30 conference calls with investors representing more than 35% of our outstanding shares.

How We Engage

Board

The Chair of the Board and other directors are available for engagement with large stockholders, including participating in joint corporate governance and investor relations meetings. The Board receives feedback from management's engagement with stockholders through a cadence of management reports throughout the year.

Investor Relations

We provide institutional investors with many opportunities to provide feedback to our Board and management. We participate in:

- Webcast events
- One-on-one meetings
- Investor conferences throughout the year

To learn more about our engagement, you may visit our investor relations website at https://investors.ebayinc.com.

ESG Team

We engage with governance representatives of our major stockholders through conference calls that occur during and outside of the proxy season. Members of eBay's corporate governance, investor relations, sustainability, corporate compliance, DE&I and executive compensation teams discuss, among other matters, company performance, emerging governance practices, the reasons behind a stockholder's voting decisions at prior meetings, executive compensation programs and sustainable business practices.

Outcomes from Stockholder Engagement

Stockholder feedback is thoughtfully considered and has led to modifications in our governance practices, executive compensation program and disclosure. Some of the actions we have taken that are informed by stockholder feedback over the last several years include:

- Refreshed Board membership to include investor-recommended nominees in 2019
- Instituted eBay's first-ever dividend program and expanded return of capital through disciplined stock buybacks
- Initiated a strategic portfolio review that resulted in the sale of StubHub and agreement to sell eBay Classifieds
- Conducted review, resulting in a three-year plan for significant margin expansion
- Reorganized our executive leadership team and launched other important strategic and business initiatives
- Reduced the threshold for calling a special meeting from 25 percent to a 20 percent standard
- Adopted a mainstream proxy access bylaw
- Increased stock ownership requirement for chief executive officer
- Committed to enhancing the Board's oversight of eBay's political spending governance

Governance Policies and Practices

Contacting the Board or Individual Directors

Stockholders may contact the Board, individual directors or groups of directors (such as all of our independent directors) at the following address:

 **c/o Corporate Secretary, eBay Inc., 2025 Hamilton Avenue, San Jose, California 95125**

The Corporate Governance and Nominating Committee has delegated responsibility for initial review of stockholder communications to our Corporate Secretary. This process assists the Board in reviewing and responding to stockholder communications in an appropriate manner. The Corporate Governance and Nominating Committee has instructed our Corporate Secretary to review correspondence directed to the Board and its principal committees. It is at her discretion to determine whether to forward items solely related to complaints by users with respect to ordinary course of business, customer service and satisfaction issues, or matters she deems to be of a commercial or frivolous nature or otherwise inappropriate for the Board's or its committees' consideration.

Governance Documents

Our Corporate Governance Guidelines, the charters of our principal Board committees, and our Code of Business Conduct can be found on our investor relations website at https://investors.ebayinc.com/corporate-governance/governance-documents. Any changes in these governance documents will be reflected in the same location on our website. Information contained on our investor relations website is not part of this Proxy Statement.

Majority Vote Standard for Election of Directors

Our bylaws provide that in the event of an uncontested election, each director shall be elected by the affirmative vote of a majority of the votes cast with respect to such director—i.e., the numbers of shares voted "FOR" a director nominee must exceed the number of votes cast "AGAINST" that nominee. "ABSTAIN" votes will be counted as present for purposes of this vote but are not counted as votes cast. Broker non-votes will not be counted as present and are not considered votes on the proposal. As a result, abstentions and broker non-votes will have no effect on the vote for Proposal 1: Election of Directors.

Director Resignation Policy for Uncontested Elections

If a nominee who is serving as a director (an "Incumbent Director") fails to receive the required number of votes for election in accordance with our bylaws in an uncontested election, under Delaware law, the Incumbent Director would continue to serve on the Board as a "holdover director" until his or her successor is elected and qualified, until he or she is re-nominated after consideration by the Corporate Governance and Nominating Committee as described further below or until his or her earlier death, resignation, retirement, or removal pursuant to our bylaws. Our Corporate Governance Guidelines provide that, in considering whether to nominate any Incumbent Director for election, the Board will take into account whether the Incumbent Director has tendered an irrevocable resignation that is effective upon the Board's acceptance of such resignation in the event the director fails to receive the required vote to be elected, as described above. Each of our Incumbent Directors has tendered an irrevocable resignation. In the case of a proposed nominee who is not an Incumbent Director, the Board will take into account whether he or she has agreed to tender such a resignation prior to being nominated for election.

In the case of an uncontested election, if a nominee who is an Incumbent Director does not receive the required vote for election, the Corporate Governance and Nominating Committee or another committee of the Board will decide whether to accept or reject such director's resignation (if the director has tendered such a resignation), or whether to take other action, within 90 days after the date of the certification of the election results (subject to an additional 90-day period in certain circumstances). In reaching its decision, the Corporate Governance and Nominating Committee will review factors it deems relevant, which may include any stated reasons for "AGAINST" votes, whether the underlying cause or causes of the "AGAINST" votes are curable, criteria considered by the Corporate Governance and Nominating Committee in evaluating potential candidates for the Board, the length of service of the director, the size and holding period of such director's stock ownership in the Company, and the director's contributions to the Company. The Corporate Governance and Nominating Committee's decision will be publicly disclosed in a filing with the SEC. If a nominee who was not already serving as a director fails to receive the required votes to be elected at the Annual Meeting, he or she will not become a member of the Board. All of the director nominees are currently serving on the Board and each director nominee has submitted an irrevocable resignation of the type described above.

Stock Ownership Guidelines

Our Board has adopted stock ownership guidelines to better align the interests of our directors and executive officers with the interests of our stockholders and further promote our commitment to sound corporate governance. Under these guidelines, our executive officers are required to achieve ownership of eBay common stock valued at three times their annual base salary (six times in the case of our CEO). For the executive officers, these guidelines are initially calculated using the executive officer's base salary as of the date the person is first appointed as an executive officer. These guidelines are then recalculated each January 1st immediately following the third anniversary of the most recent calculation. In addition, these guidelines will also be recalculated as of the date on which an executive officer's pay grade changes. Our directors (except for our CEO) are required to achieve ownership of eBay common stock valued at three times the amount of the annual retainer payable to directors.

Each of our executive officers is required to retain 50% of any shares received (net of any shares sold or withheld to pay any applicable exercise price or satisfy tax withholding obligations) as the result of the exercise, vesting or payment of any eBay equity awards granted to the executive officer until the stock ownership guidelines are met. Each of our non-employee directors is required to retain 25% of the shares received (net of any shares sold or withheld to pay any applicable exercise price or satisfy tax obligations) as the result of the exercise, vesting or payment of any eBay equity awards granted to the director until the stock ownership guidelines are met. Our stock ownership guidelines can be found on our investor relations website at https://investors.ebayinc.com/corporate-governance/governance-documents.

The ownership levels of our executive officers and directors as of April 1, 2021 are set forth in the section entitled "Security Ownership of Certain Beneficial Owners and Management."

Hedging and Pledging Policy

The Company's insider trading policy prohibits directors, executive officers, and other employees from entering into any hedging or monetization transactions relating to our securities or otherwise trading in any instrument relating to the future price of our securities, such as a put or call option, futures contract, short sale, collar, or other derivative security. The policy also prohibits directors and executive officers from pledging eBay common stock as collateral for any loans.

Clawbacks

In 2012, we implemented changes to the eBay Incentive Plan and the Company's equity incentive plans to provide that awards made under those plans are subject to a clawback provision. In January 2014, the terms of the clawback were adopted by the Compensation Committee subject to amendment to comply with the SEC rules to be issued in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act.

Conflicts of Interest/Code of Business Conduct

We expect our directors, executive officers, and other employees to conduct themselves with the highest degree of integrity, ethics, and honesty. Our credibility and reputation depend on the good judgment, ethical standards, and personal integrity of each director, executive officer, and employee. Our Code of Business Conduct requires that directors, executive officers, and other employees disclose actual or potential conflicts of interest and recuse themselves from related decisions. In order to better protect us and our stockholders, we regularly review our Code of Business Conduct and related policies to ensure that they provide clear guidance to our directors, executive officers, and employees.

The Company also has practices that address potential conflicts in circumstances where a non-employee director is a control person of an investment fund that desires to make an investment in or acquire a company that may compete with one of the Company's businesses. Under those circumstances, the director is required to notify the Company's CEO and General Counsel of the proposed transaction, and the Company's senior management then assesses the nature and degree to which the investee company is competitive with the Company's businesses, as well as the potential overlaps between the Company and the investee company. If the Company's senior management determines that the competitive situation and potential overlaps between eBay and the investee company are acceptable, approval of the transaction by the Company would be conditioned upon the director agreeing to certain limitations (including refraining from joining the board of directors of the investee company or conveying any confidential or proprietary material between the Company and the investee company, abstaining from being the primary decision-maker for the investment fund with respect to the investee company, and recusing himself/herself from portions of Company Board meetings that contain competitive information reasonably pertinent to the investee company). All transactions by investment funds in which a non-employee director is a control person also remain subject in all respects to the Board's written policy for the review of related person transactions, discussed under the section entitled "Certain Transactions with Directors and Officers."

Corporate Hotline

We have established a corporate hotline that is operated by a third party and allows any employee to confidentially and anonymously (where legally permissible) submit a complaint about any accounting, internal control, auditing, or other matters of concern.

Certain Transactions with Directors and Officers

Our Audit Committee reviews and approves the Code of Business Conduct, which applies to our directors, officers, and employees and reviews our programs that are designed to ensure compliance with the Code of Business Conduct. The Audit Committee also reviews and approves all transactions with related persons that are required to be disclosed in this section of our Proxy Statement. The charter of our Audit Committee and our Code of Business Conduct may be found on our investor relations website at https://investors.ebayinc.com/corporate-governance/governance-documents/.

Our Board has adopted a written policy for the review of related person transactions. For purposes of the policy, a related person transaction includes transactions in which (1) the amount involved is more than $120,000, (2) eBay is a participant, and (3) any related person has a direct or indirect material interest. The policy defines a "related person" to include directors, nominees for director, executive officers, beneficial holders of more than 5% of eBay's outstanding common stock and their respective family members. Pursuant to the policy, all related person transactions must be approved by the Audit Committee or, in the event of an inadvertent failure to bring the transaction to the Audit Committee for pre-approval, ratified by the Audit Committee. In the event that a member of the Audit Committee has an interest in a related person transaction, the transaction must be approved or ratified by the disinterested members of the Audit Committee. In deciding whether to approve or ratify a related person transaction, the Audit Committee will consider the following factors:

- Whether the terms of the transaction are (a) fair to eBay and (b) at least as favorable to eBay as would apply if the transaction did not involve a related person;
- Whether there are demonstrable business reasons for eBay to enter into the transaction;
- Whether the transaction would impair the independence of an outside director under eBay's director independence standards; and
- Whether the transaction would present an improper conflict of interest for any director or executive officer, taking into account the size of the transaction, the overall financial position of the related person, the direct or indirect nature of the related person's interest in the transaction and the ongoing nature of any proposed relationship, and any other factors the Audit Committee deems relevant.

We have entered into indemnification agreements with each of our directors and executive officers. These agreements require us to indemnify such individuals, to the fullest extent permitted by Delaware law, for certain liabilities to which they may become subject as a result of their affiliation with eBay.

Since January 1, 2020, there were no related person transactions, and we are not aware of any currently proposed related person transactions, that would require disclosure under SEC rules.

Compensation of Directors

The Compensation Committee is responsible for reviewing and making recommendations to the Board regarding compensation paid to all directors who are not employees of eBay, or any parent, subsidiary, or affiliate of eBay, for their Board and committee services.

Except for Mr. Omidyar, eBay's founder and member of the Board until September 2020, annual compensation to continuing non-employee directors consisted of (a) RSUs with a grant date value equal to $250,000 or, for a non-employee director serving as the Chair of the Board, $350,000, in each case rounded up to the nearest whole share, granted at the time of the annual meeting and (b) an annual cash retainer of $80,000 plus additional fees for chair and committee service paid in quarterly installments (or, at the non-employee director's discretion, paid in additional common stock of an equivalent value rounded up to the nearest whole share). Effective in September 2020, the annual equity award and retainer are pro-rated in the event that a director serves for a portion of a year. The annual equity award is granted on the date of the director's appointment unless the director is appointed more than 9 months since the last annual meeting (in which case, the director will receive cash in lieu of a grant).

We previously issued Deferred Stock Units ("DSUs") as equity compensation for our non-employee directors. Since January 1, 2017, RSUs have been granted in lieu of DSUs as compensation for non-employee directors. DSUs granted prior to August 1, 2013 are payable in Company common stock or cash (at our election) following the termination of a non-employee director's service on the Board. DSUs granted on or after August 1, 2013 are payable solely in Company common stock following the termination of a non-employee director's service on the Board. In the event of a change in control of eBay, any equity awards granted to our non-employee directors will accelerate and become fully vested.

The following table sets forth annual retainers paid to our non-employee directors who serve as Chair of the Board; the Chairs of the Audit, Compensation, Corporate Governance and Nominating, and Risk Committees; and the members of those Committees. Directors with an interest and background in technology who meet regularly with our senior technologists and report significant matters to the Board do not receive any additional compensation for such service.

Role	2020 Annual Retainer
All Independent Directors	$ 80,000
Board Chair	$100,000
Lead Independent Director (if applicable)	$ 25,000
Committee Chairs	
Audit	$ 25,000
Compensation	$ 15,000
Corporate Governance & Nominating	$ 15,000
Risk	$ 15,000
Committee Members	
Audit	$ 18,000
Compensation	$ 15,000
Corporate Governance & Nominating	$ 10,000
Risk	$ 10,000

2020 Director Compensation Table

The following table and footnotes summarize the total compensation paid by the Company to non-employee directors for the fiscal year ended December 31, 2020.

Name (a)	Fees Earned or Paid in Cash ($)(b)	Stock Awards ($)(c)[1]	Option Awards ($)(d)	All Other Compensation ($)(e)	Total ($)(f)
Fred D. Anderson Jr.[2]	92,250	—	—	—	92,250
Anthony J. Bates	105,000	250,000	—	—	355,000
Adriane M. Brown	108,041	250,000	—	—	358,041
Jesse A. Cohn[3]	75,604	250,000	—	—	325,604
Diana Farrell	92,500	250,000	—	—	342,500
Logan D. Green	91,250	250,000	—	—	341,250
Bonnie S. Hammer	93,750	250,000	—	—	343,750
E. Carol Hayles[4]	5,385	200,000	—	—	205,385
Kathleen C. Mitic	120,000	250,000	—	—	370,000
Matthew J. Murphy	87,000	250,000	—	—	337,000
Pierre M. Omidyar[5]	—	—	—	28,927	28,927
Paul S. Pressler	144,423	350,000	—	—	494,423
Mohak Shroff[6]	4,396	200,000	—	—	204,396
Robert H. Swan	109,500	250,000	—	—	359,500
Thomas J. Tierney[7]	153,750	—	—	—	153,750
Perry M. Traquina	114,250	250,000	—	—	364,250

[1] In connection with the non-employee director's service to the Company, the non-employee director was granted RSUs. The number of RSUs granted represents the quotient of (A) $250,000 (and an additional $100,000 with respect to the additional award to Mr. Pressler, the non-employee director serving as Chair of the Board) divided by (B) the Company's closing stock price on the date of grant, rounded up to the nearest whole RSU. 100% of the RSUs vest on the earlier of: (i) the one-year anniversary of the date of grant or (ii) the date of the Company's first annual meeting of stockholders that occurs after the date of grant, provided the non-employee director continues to provide service to the Company through such date. The stock awards granted to Ms. Hayles and Mr. Shroff reflect a pro-rated annual RSU award they received when they joined the Board of Directors.

[2] Mr. Anderson retired from the Board in June 2020. The cash fees paid to Mr. Anderson reflect a pro-rated payment of the annual retainer for the period of 2020 during which he provided service to the Company.

[3] Mr. Cohn resigned from the Board in September 2020. The cash fees paid to Mr. Cohn reflect a pro-rated payment of the annual retainer for the period of 2020 during which he provided service to the Company.

[4] Ms. Hayles was appointed to the Board in September 2020.

[5] Mr. Omidyar retired from the Board in September 2020.

[6] Mr. Shroff was appointed to the Board in September 2020.

[7] Mr. Tierney retired from the Board in June 2020. The fees earned by Mr. Tierney reflect a pro-rated payment of the annual retainer for the period of 2020 during which he provided service to the Company.

Fees Earned or Paid in Cash (Column (b))

The amounts reported in the Fees Earned or Paid in Cash column reflect the cash fees earned by each non-employee director in 2020, which includes fees with respect to which the following directors elected to receive shares in lieu of cash.

Name	Fees Forgone ($)	Shares Received (#)
Adriane M. Brown	81,041	1,745
Jesse A. Cohn	20,000	596
Paul S. Pressler	30,000	894
Robert H. Swan	109,500	2,573
Thomas J. Tierney	153,750	3,762
Perry M. Traquina	114,250	2,681

Stock Awards (Column (c))

The amounts reported in the Stock Awards column reflect the aggregate grant date fair value of RSUs granted in 2020. The grant date fair value of each RSU was calculated using the fair value of our common stock on the date of the grant calculated in accordance with the Financial Accounting Standards Board's Accounting Standards Codification Topic 718, Compensation—Stock Compensation. Each non-employee director (other than Mr. Omidyar) providing service as a director through June 29, 2020, the date of our 2020 Annual Meeting, was granted 4,873 RSUs with a value of $250,000 on such date (or, in the case of Mr. Pressler, our Chair of the Board, 6,822 RSUs with a value of $350,000 on such date). On October 15, 2020, Ms. Hayles and Mr. Shroff received a pro-rated annual award of 3,898 RSUs with a value of $200,000. Such RSUs become fully vested upon the earlier of (i) the first anniversary of the grant date, and (ii) the first annual meeting of the stockholders of the Company that occurs after the grant date.

As of December 31, 2020, each individual who served as a non-employee director during 2020 held the aggregate numbers of DSUs and RSUs as set forth below. There were no outstanding options held by non-employee directors as of December 31, 2020.

Name	DSUs Held as of 12/31/20 (#)	Total RSUs Held as of 12/31/20 (#)
Anthony J. Bates	5,810	4,873
Adriane M. Brown	—	4,873
Diana Farrell	—	4,873
Logan D. Green	—	4,873
Bonnie S. Hammer	3,711	4,873
E. Carol Hayles	—	3,898
Kathleen C. Mitic	25,212	4,873
Matthew J. Murphy	—	4,873
Paul S. Pressler	1,128	6,822
Mohak Shroff	—	3,898
Robert H. Swan	836	4,873
Perry M. Traquina	6,198	4,873

All Other Compensation (Column (e))

The amount reported in the All Other Compensation column for Mr. Omidyar consists of that portion of the premiums paid by eBay for health insurance coverage for the benefit of Mr. Omidyar. Other than this benefit, the Company provides no other reportable compensation or benefits to non-employee directors.

Audit Matters

Ratification of Appointment of Independent Auditors

The Audit Committee is responsible for the appointment, compensation, retention, and oversight of the independent auditors retained to audit our consolidated financial statements. We have appointed PricewaterhouseCoopers LLP ("PwC") as our independent auditors for the fiscal year ending December 31, 2021. PwC has served as our auditors since 1997. In order to assure continuing auditor independence, the Audit Committee periodically considers whether there should be a regular rotation of the independent audit firm. Further, in conjunction with the mandated rotation of the independent audit firm's lead engagement partner, the Audit Committee will continue to be directly involved in the selection and evaluation of PwC's lead engagement partner. The Board and the Audit Committee believe that the continued retention of PwC to serve as our independent auditors is in the best interests of eBay and our stockholders. We expect that representatives of PwC will be present at the Annual Meeting, will have an opportunity to make a statement if they wish, and will be available to respond to appropriate questions.

Our bylaws do not require the stockholders to ratify the appointment of PwC as our independent auditors. However, we are submitting the appointment of PwC to our stockholders for ratification as a matter of good corporate practice. If the stockholders do not ratify the appointment, the Audit Committee will reconsider whether or not to retain PwC. Even if the appointment is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such a change would be in the best interests of eBay and our stockholders.

⊘ **The Board and the Audit Committee recommend a vote FOR this proposal.**

Audit and Other Professional Fees

During the fiscal years ended December 31, 2020 and December 31, 2019, fees for services provided by PwC were as follows (in thousands):

	Year Ended December 31,	
	2020	**2019**
Audit Fees	$19,481	$14,722
Audit-Related Fees	—	—
Tax Fees	4,500	2,450
All Other Fees[1]	588	596
Total	$24,569	$17,768

[1] For 2020 and 2019, includes approximately $0.5 million and $0.5 million, respectively, of lease payments to PwC Russia for office space in Russia pursuant to a sublease arrangement negotiated on an arm's-length basis.

"Audit Fees" consist of fees incurred for services rendered for the audit of eBay's annual financial statements, review of financial statements included in eBay's quarterly reports on Form 10-Q, other services normally provided in connection with statutory and regulatory filings, for attestation services related to compliance with the Sarbanes-Oxley Act of 2002, and services rendered in connection with securities offerings. "Audit-Related Fees" consist of fees incurred for due diligence procedures in connection with acquisitions and divestitures and consultation regarding financial accounting and reporting matters. "Tax Fees" consist of fees incurred for transfer pricing consulting services, tax planning and advisory services, and tax compliance services. "All Other Fees" consist of fees incurred for permitted services not included in the category descriptions provided above with respect to "Audit Fees," "Audit-Related Fees," and "Tax Fees," and include fees for consulting services, compliance-related services, and software licenses, as well as the lease payments described above.

The Audit Committee has determined that the non-audit services rendered by PwC were compatible with maintaining its independence. All such non-audit services were pre-approved by the Audit Committee pursuant to the pre-approval policy set forth below.

Audit Committee Pre-Approval Policy

The Audit Committee has adopted a policy requiring the pre-approval of any non-audit engagement of PwC. In the event that we wish to engage PwC to perform accounting, technical, diligence, or other permitted services not related to the services performed by PwC as our independent registered public accounting firm, our internal finance personnel will prepare a summary of the proposed engagement, detailing the nature of the engagement, the reasons why PwC is the preferred provider of such services, and the estimated duration and cost of the engagement. This information will be provided to our Audit Committee or a designated Audit Committee member, who will evaluate whether the proposed engagement will interfere with the independence of PwC in the performance of its auditing services and decide whether the engagement will be permitted.

On an interim basis, any non-audit engagement may be presented to the Chair of the Audit Committee for approval and to the full Audit Committee at its next regularly scheduled meeting.

Auditor Independence

We have taken a number of steps to ensure continued independence of our outside auditors. Our independent auditors report directly to the Audit Committee, and we limit the use of our auditors for non-audit services. The fees for services provided by our auditors in 2019 and 2020 and our policy on pre-approval of non-audit services are described above.

Audit Committee Report

We constitute the Audit Committee of the Board. The Audit Committee's responsibility is to provide assistance and guidance to the Board in fulfilling its oversight responsibilities to eBay's stockholders with respect to:

- eBay's corporate accounting, reporting and financial controls practices;

- eBay's compliance with legal and regulatory requirements;

- The independent auditors' qualifications and independence;

- The performance of eBay's internal audit function and independent auditors;

- The quality and integrity of eBay's financial statements and reports;

- Reviewing and approving all audit engagement fees and terms, as well as all non-audit engagements with the independent auditors; and

- Producing this report.

The Audit Committee members are not professional accountants or auditors, and these functions are not intended to replace or duplicate the activities of management or the independent auditors. Management has primary responsibility for preparing the financial statements and designing and assessing the effectiveness of internal control over financial reporting. Management and the internal audit function are responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations.

PwC, eBay's independent auditors, is responsible for planning and carrying out an audit of eBay's financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and eBay's internal control over financial reporting, expressing an opinion on the conformity of eBay's audited financial statements with generally accepted accounting principles ("GAAP") as well as the effectiveness of eBay's internal control over financial reporting, reviewing eBay's quarterly financial statements prior to the filing of each quarterly report on Form 10-Q, and other procedures.

During 2020 and in early 2021, in connection with the preparation of eBay's Annual Report on Form 10-K for the year ended December 31, 2020, and in fulfillment of our oversight responsibilities, we did the following, among other things:

- Discussed with PwC the overall scope of and plans for their audit;

- Reviewed, upon completion of the audit, the financial statements to be included in the Form 10-K and management's report on internal control over financial reporting and discussed the audited financial statements and eBay's internal control over financial reporting with senior management;

- Conferred with PwC and senior management of eBay regarding the scope, adequacy, and effectiveness of internal accounting and financial reporting controls (including eBay's internal control over financial reporting) in effect;

- Instructed PwC that the independent auditors are ultimately accountable to the Board and the Audit Committee, as representatives of the stockholders;

- Discussed with PwC, both during and after completion of their audit processes, the results of their audit, including PwC's assessment of the quality and appropriateness, not just acceptability, of the accounting principles applied by eBay, the reasonableness of significant judgments, the nature of significant risks and exposures, the adequacy of the disclosures in the financial statements, as well as other matters required to be communicated under generally accepted auditing standards, including the matters required by applicable accounting standards; and

- Obtained from PwC, in connection with the audit, a timely report relating to eBay's annual audited financial statements describing all critical accounting policies and practices used, all alternative treatments of financial information within GAAP that were discussed with management, ramifications of the use of such alternative disclosures and treatments, the treatment preferred by PwC, and any material written communications between PwC and management.

Our Audit Committee held nine meetings in 2020. Throughout the year, we conferred with PwC, eBay's internal audit function, and senior management in separate executive sessions to discuss any matters that the Audit Committee, PwC, the internal audit function, or senior management believed should be discussed privately with the Audit Committee. We have direct and private access to both the internal and independent auditors of eBay.

We have discussed with PwC the matters required to be discussed by the applicable requirements of the PCAOB and the SEC. The Audit Committee received written disclosures and a letter from PwC required by the applicable PCAOB requirements for independent accountant communications with audit committees concerning auditor independence, and discussed the independence of PwC with that firm. We concluded that PwC's provision to eBay and its affiliates of the non-audit services reflected under "Audit-Related Fees," "Tax Fees," and "All Other Fees" above is compatible with PwC's obligation to remain independent.

We have also established procedures for the receipt, retention, and treatment of complaints received by eBay regarding accounting, internal accounting controls, or auditing matters and for the confidential anonymous submission by eBay employees of concerns regarding questionable accounting or auditing matters.

After reviewing the qualifications of the current members of the Audit Committee, and any relationships they may have with eBay that might affect their independence from eBay, the Board determined that each member of the Audit Committee meets the independence requirements of The Nasdaq Stock Market and of Section 10A of the Exchange Act, that each member is able to read and understand fundamental financial statements, and that Messrs. Swan and Traquina and Ms. Hayles each qualifies as an "audit committee financial expert" under the applicable rules promulgated pursuant to the Exchange Act. The Audit Committee operates under a written charter adopted by the Board. The current Audit Committee Charter is available on the corporate governance section of eBay's investor relations website at https://investors.ebayinc.com/corporate-governance/governance-documents/. Any future changes in the Audit Committee Charter will also be reflected on the website.

Based on the reviews and discussions described above, we recommended to the Board, and the Board approved, the inclusion of the audited financial statements in eBay's Annual Report on Form 10-K for the year ended December 31, 2020, which eBay filed with the SEC on February 4, 2021. We have also approved the appointment of PwC as our independent auditors for the fiscal year ending December 31, 2021.

Audit Committee

E. Carol Hayles	**Matthew J. Murphy**	**Robert H. Swan**	**Perry M. Traquina**

Our Executive Officers

Executive officers are appointed annually by the Board and serve at the discretion of the Board. Set forth below is information regarding our executive officers as of April 26, 2021.



Jamie Iannone

Age: 48

Position: President and Chief Executive Officer

Biography

Mr. Iannone's biography is set forth under the heading "Board of Directors" above.



Andy Cring

Age: 51

Position: Interim Chief Financial Officer

Biography

Mr. Cring has served eBay as Interim Chief Financial Officer since September 2019. Prior to that, he was eBay's Vice President, Global Financial Planning, beginning in 2013. Before joining eBay, Mr. Cring was Senior Vice President for Global Financial Planning and Analysis at Yahoo! for three years and was in the Finance group at General Electric for 16 years.



Cornelius Boone

Age: 41

Position: Senior Vice President, Chief People Officer

Biography

Mr. Boone serves eBay as Senior Vice President, Chief People Officer since February 2021. Before that, he was Vice President, Human Resources at American Airlines from 2018 to 2021. Prior to American Airlines, Mr. Boone was Vice President, Human Resources at Walmart from 2016 to 2018, and Vice President, Human Resources at Walmart Global eCommerce from 2014 to 2016. Before that, he spent four years with Walmart in various positions.



Marie Oh Huber

Age: 59

Position: Senior Vice President, Chief Legal Officer, General Counsel and Secretary

Biography

Ms. Huber serves eBay as Senior Vice President, Chief Legal Officer, General Counsel and Secretary. She assumed her current role in July 2015. Prior to joining eBay, Ms. Huber spent 15 years at Agilent Technologies, a technology and life sciences company, most recently as Senior Vice President, General Counsel and Secretary. Before Agilent, she spent ten years at Hewlett-Packard Company in various positions, and prior to HP she started her career at large law firms in New York and San Francisco.



Julie Loeger

Age: 57

Position: Senior Vice President, Chief Growth Officer

Biography

Julie A. Loeger serves eBay as Senior Vice President, Chief Growth Officer. She assumed her current role in January 2021. Prior to joining eBay, Ms. Loeger spent 29 years at Discover, a financial company, most recently as Executive Vice President, President – U.S. Cards, a position she held since 2018. At Discover, Ms. Loeger held leadership positions in many areas, including Rewards, Portfolio Marketing, Acquisition, Brand Management and Product Development. Prior to joining Discover, she held various marketing positions at Anheuser Busch, Inc.



Pete Thompson

Age: 52

Position: Senior Vice President, Chief Product Officer

Biography

Mr. Thompson has served eBay as Senior Vice President and Chief Product Officer since July 2019. Before that, he was Vice President for Alexa Voice Services at Amazon from October 2017. Prior to that, Mr. Thompson was Executive Vice President and Chief Operating Officer at TiVo from September 2016 and Vice President – Product at Sonos, Inc. from September 2015. Prior to Sonos, he worked at Ericsson from September 2013 to September 2015 and Microsoft from January 2006 to September 2013 in various positions.

Executive Compensation

Advisory Vote to Approve Named Executive Officer Compensation

In accordance with the requirements of Section 14A of the Exchange Act, we are asking stockholders to approve, on an advisory basis, the compensation of our named executive officers as described in the Compensation Discussion and Analysis, compensation tables, and related narrative discussion of such compensation included in this Proxy Statement.

As discussed in the Compensation Discussion and Analysis, the Compensation Committee of the Board is committed to an executive compensation program that is aligned with our business goals, culture, and stockholder interests. We believe a competitive compensation program that is highly performance-based is key to delivering long-term stockholder returns.

The Compensation Committee believes that the goals of our executive compensation program are appropriate and that the program is properly structured to achieve those goals, particularly in light of our annual evaluation of, and periodic refinements to the program. We have engaged in ongoing discussions with our investors, who generally support those goals and the program, and we believe our stockholders as a whole should support them as well.

We are asking our stockholders to indicate their support for the compensation of our named executive officers as described in this Proxy Statement. This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on the compensation of our named executive officers. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies, and practices described in this Proxy Statement. Accordingly, we ask our stockholders to vote "FOR" the following resolution at the Annual Meeting:

> "RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2021 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2020 Summary Compensation Table, and the other related tables and disclosures."

While the say-on-pay vote is advisory, and therefore not binding on the Company, the Board and the Compensation Committee value the opinions of our stockholders and will take into account the outcome of this vote in considering future compensation arrangements. It is expected that the next say-on-pay vote will occur at the 2022 Annual Meeting.

⊘ **The Board recommends a vote FOR this proposal.**

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes the compensation of our "named executive officers" ("NEOs") for 2020:

Jamie Iannone, President and Chief Executive Officer ("CEO")[1]

Andrew J. Cring, Interim Chief Financial Officer ("Interim CFO")

Jae Hyun Lee, Senior Vice President, International

Peter B. Thompson, Senior Vice President, Chief Product Officer

Kristin A. Yetto, Senior Vice President, Chief People Officer[2]

Scott F. Schenkel, former Interim Chief Executive Officer ("Interim CEO")[3]

Wendy Jones, former Senior Vice President, Global Operations[4]

[1] Mr. Iannone was appointed by the Board of Directors in April 2020.

[2] Ms. Yetto stepped down from her role in January 2021 and then served as a senior advisor until March 2021.

[3] Mr. Schenkel served as the Interim CEO from September 2019 until April 2020 and after such time, served as a senior advisor to Mr. Iannone until June 2020. Prior to serving as Interim CEO, Mr. Schenkel was our CFO.

[4] Ms. Jones departed the Company in December 2020.

Executive Summary

Within our executive compensation program, we strive to align the interests of our stockholders and our executives. We also believe in creating incentives that reflect our pay-for-performance philosophy, both in periods of success and during years where our financial performance falls short of our targets. In our view, our compensation practices, including incentive compensation, play an important role in reinforcing our performance-driven culture. 2020 was an extraordinary year with the global pandemic influencing changes in consumer behavior that positively impacted the e-commerce market. Due in large part to the strategies of and execution by our management team, the Company seized this opportunity and significantly exceeded short-term and long-term financial performance targets. Notable achievements of the management team in 2020 include:

- Designed and implemented eBay's $100+ million response to COVID-19 to support our employees, customers and communities

- Responded to intense consumer demand, delivering our highest site availability in the last six years while more than 100 days in 2020 exceeded peak 2019 traffic levels

- Drove remarkable results in our portfolio review, including the sale of StubHub to viagogo and the agreement to transfer eBay Classifieds to Adevinta

- Enabled more GMV growth in 2020 than during the prior seven years combined, delivering 17% growth for the year for a total of $100 billion

- Despite the unprecedented operating environment, continued to execute against key growth strategies, keeping our Managed Payments and Advertising initiatives on-track to drive revenue growth that outpaced GMV (19% revenue growth for the year)

Consistent with our pay-for-performance philosophy, our incentive compensation programs rewarded our NEOs for this success. As discussed in more detail below, payouts for our 2019-2020 long-term, performance-based equity program and 2020 annual cash incentive plan were above target. These payouts correlate with shareholder value creation, with the price of eBay stock appreciating significantly during 2020, as well as over the course of the 2019-2020 performance cycle.

CEO Transition

Following the departure of our prior CEO, an independent committee of the Board led the search to identify the right candidate to lead the Company's next chapter of growth and success, which concluded with the appointment of new CEO, Jamie Iannone, in April 2020. Mr. Iannone's new-hire compensation package includes customary elements of our compensation program (salary, annual cash incentive and target long-term equity incentives), as well as one-time, transition compensation components. Notably, a significant portion of Mr. Iannone's one-time, new-hire equity was granted in the form of total shareholder return performance stock units ("TSR PSUs"). For details of Mr. Iannone's 2020 compensation, please see 2020 NEO Target Compensation – Determining 2020 Compensation for Our New CEO.

Prior to Mr. Iannone being named CEO, Mr. Schenkel (previously our CFO) served as Interim CEO starting in September 2019. For discussion of the Board's determinations regarding Mr. Schenkel's 2020 compensation as Interim CEO, please see 2020 NEO Target Compensation – Target Value of Equity Awards, Target Cash Incentive Award, and Salary for Other NEOs.

Following a period of transition, during which time Mr. Schenkel served in a Senior Advisor capacity, the Company provided Mr. Schenkel with severance contractually required by his offer letter agreement, which we entered into with Mr. Schenkel in 2014 when he became our CFO at the time of our separation for PayPal Holdings, Inc. We discuss the terms of Mr. Schenkel's severance arrangement below in Severance and Change in Control Arrangements with Executive Officers and Clawbacks. As discussed below under Compensation Program Updates, in connection with Mr. Iannone's appointment, we amended the Company's SVP and Above Standard Severance Plan ("Standard Severance Plan") to include our CEO.

Compensation Program Updates

During a period of evolution, including leadership transitions, our compensation plans provided flexibility to make decisions to address the changes in our business. Consistent with best practices, we continue to evaluate plan designs annually to determine their appropriateness.

PBRSUs. For the 2020-2021 PBRSU performance cycle, the Compensation Committee removed the modifier related to our Managed Payments initiative ("Payments Modifier") from the design of performance-based restricted stock units ("PBRSUs"). When we included the Payments Modifier, we intended this change to be temporary. Now that the Managed Payments initiative has launched, we believe that there is no need to retain the Payments Modifier because continued growth related to the initiative will be measured in the other performance metrics retained in our incentive programs. A consequence of the removal of the Payments Modifier is that the maximum payout of the 2020-2021 PBRSU performance cycle is 240% compared to 330% for the 2019-2020 PBRSU performance cycle that included the Payments Modifier.

Severance Arrangements. In connection with Mr. Iannone joining eBay, the Compensation Committee added the CEO position as a participant under our Standard Severance Plan. Following a transition period, upon a qualifying separation event, the treatment of Mr. Iannone's outstanding equity awards would be determined pursuant to the Standard Severance Plan, which significantly reduces the percentage of outstanding equity awards that would vest compared to the arrangements the Company had with Mr. Schenkel and our prior CEO.

ESG Performance Goals. `NEW` Beginning in 2021, the qualitative assessment of individual performance within our annual cash incentive plan ("eIP"), which accounts for 25% of the incentive opportunity for our NEOs, will include sustainability and Diversity, Equity and Inclusion factors. This change follows our new CEO's initiative to influence a collective recommitment to our DNA and creates a meaningful incentive for our NEOs to inspire employees to live our Beliefs of empowering our community, innovating boldly, delivering with impact, being for everyone and acting with integrity.

Our Compensation Program

The objectives of our executive compensation program are to:

✔ **align** compensation with our business objectives, performance and stockholder interests,

✔ **motivate** executive officers to enhance short-term results and long-term stockholder value,

✔ **position** us competitively among the companies against which we recruit and compete for talent, and

✔ **enable** us to attract, reward and retain executive officers and other key employees who contribute to our long-term success.

We achieve these objectives primarily by employing the core elements of our executive compensation programs as illustrated in the graphic below.



Base Salary reflects the scope of executives' roles and responsibilities and compensates for expected day-to-day performance

Time-based Restricted Stock Units (RSUs) promote retention since executives must remain with the Company in order to enjoy the growth in equity value

Long-term Equity Incentives include our RSU and PBRSU programs which align executive incentives with the long-term interests of our stockholders

Annual Cash Incentive (eIP) aligns executive compensation with annual Company and individual performance, and motivates executives to enhance annual results

Performance-based Restricted Stock Units (PBRSUs) hold executives accountable for the long-term performance of the Company and time-based vesting at the end of the performance period focuses the executive on stock performance

Performance-based Incentives include our Annual Cash Incentive and PBRSUs which hold executives accountable for achieving performance targets

How We Pay Our CEO

The following graphics illustrate the predominance of equity incentives and performance-based components in Mr. Iannone's 2020 target pay mix in our core compensation program. In addition to annual and long-term incentives in line with our core compensation program, in 2020, Mr. Iannone also received the one-time, new-hire compensation as outlined below in 2020 NEO Target Compensation – Determining 2020 Compensation for Our New CEO. These one-time, new-hire components are not reflected in the graphics below.



Mr. Iannone's compensation is highly weighted to Company performance. Over 93% of his compensation is based on Company performance goals or is otherwise at-risk based on the price of Company stock.

	2020 Target Compensation (USD$ in thousands)
Base Salary	1,000
Annual Cash Incentive (eIP)	2,000*
Equity Awards	12,000

* Mr. Iannone's offer letter agreement provided for a minimum 2020 eIP payout of $1,500,000.

Incentive Compensation Correlates with Performance

In 2020, we continued to compensate our executive officers using a mix of equity and cash compensation vehicles. Our incentive compensation is tied to financial targets that the Compensation Committee believes correlate with operating performance over one- and multi-year performance periods and long-term stock performance. Performance targets are generally set in a manner consistent with the current year budget and multi-year strategic plan.

Plan	Performance Metrics	Compensation Committee Rationale
Annual Cash Incentive (eIP)	• FX-neutral revenue (threshold) • Non-GAAP net income • Individual performance	• A minimum revenue threshold must be met before any incentive is paid • Non-GAAP net income is directly affected by management decisions and provides the most widely followed measure of financial performance
PBRSUs	• FX-neutral revenue • Non-GAAP operating margin dollars • ROIC Modifier • Payments Modifier (for 2019-2020 cycle)	• Key drivers of our long-term success and stockholder value, and directly affected by management decisions • Incentivizes profitable growth and efficient use of capital • Incentivizes achievement of establishment and acceleration of payments intermediation

Annual Cash Incentive Plan Financial Goals and Plan Performance

The following graphs show the goals and results achieved for the 2020 performance period under the financial component of our eIP, which accounted for 75% of our NEOs' award opportunities. In 2020, the eIP's financial performance goals were adjusted to exclude the impacts of the StubHub business that was sold to viagogo in February 2020 and for the eBay Classifieds business, which we agreed to transfer to Adevinta in July 2020, as both business were classified as discontinued operations in our financial statements during 2020.



FX-neutral revenue (threshold) ($ billions)

Threshold
$10.271B
$8.011B

Non-GAAP net income ($ billions)

Threshold
Target
Maximum
$2.452B
$1.700B
$1.790B
$1.933B

2020 eIP Financial Results

As discussed above, driven by the impacts of the pandemic and management performance, the Company dramatically exceeded financial expectations in 2020. FX-Neutral revenue surpassed the threshold requirement of the eIP by more than $2 billion, and Non-GAAP net income performance was more than 25% greater than the maximum performance hurdle. As a result, the financial component of the eIP paid out at 200% of target.

Historical eIP Payouts

The graphic below shows the payouts (as a percentage of target award values) for the financial component of the eIP for the prior three plan years. eIP payouts have remained tightly correlated to performance. Specifically, in 2018, the eIP financial component paid out at 78% when the FX-neutral revenue threshold was achieved and non-GAAP net income was below target. In both 2017 and 2019, the eIP financial component paid out at 122% when the FX-neutral revenue thresholds and non-GAAP net income targets were exceeded.



Average payout for prior three years
107%
2019
122%
2018
78%
2017
122%

PBRSU Financial Goals and Performance

The following graphs show the goals and results achieved for the 2019-2020 performance period, which were used to calculate the performance vesting of PBRSUs at the end of the two-year performance period. Like the eIP performance goals, the PBRSU performance goals were adjusted to exclude the StubHub and eBay Classifieds businesses.



	Threshold	Target	Maximum	Result
FX-neutral revenue ($ billions)	$18.7B	$20.16B	$20.76B	$21.10B
Non-GAAP operating margin dollars ($ billions)	$5.6B	$5.90B	$6.37B	$6.37B
Return on invested capital (modifier) (%)	17%	21.7%	26%	24.6%
Payments Modifier	-40pts		≥+45pts	45pts

2019-2020 PBRSU Financial Results

The Company's financial performance dramatically exceeded expectations over the course of the 2019-2020 PBRSU performance period. Both FX-neutral revenue and Non-GAAP operating margin surpassed the maximum performance levels required by the Compensation Committee to earn the maximum 200% base payout. In addition, performance relative to the measures for both the return on invested capital modifier and the Payments Modifier yielded upward adjustments to the base payout percentage. As a result, the final payout percentage for this cycle of PBRSUs was 316% of the target awards.

Please note that due to transitions in our senior management team in 2020, not all NEOs received a 316% payout with respect to the 2019-2020 PBRSU cycle. Mr. Iannone joined the Company in 2020 and therefore did not receive an award of 2019-2020 PBRSUs. Because PBRSUs are only awarded to Senior Vice Presidents and above, Mr. Cring as a Vice President of the Company does not participate in the PBRSU program. Pursuant to Mr. Schenkel's severance arrangement, he received cash compensation for the target value of his 2019-2020 PBRSUs. Pursuant to our Standard Severance Plan, Ms. Jones received cash compensation equal to half of her 2019-2020 PBRSUs payout, and the other half was forfeited under time-vesting restrictions.

Historical PBRSU Payouts

Throughout the history of the PBRSU program, payouts have remained tightly correlated to performance. The graphic below shows the payouts for the three PBRSU cycles prior to the recently completed 2019-2020 PBRSU cycle, specifically a 117% payout for the 2016-2017 PBRSU cycle when both target FX-neutral revenue and non-GAAP operating margin target goals were exceeded, and 86% payouts for the 2017-2018 and 2018-2019 cycles when the Company fell short of both target goals.



Average payout for three prior cycles
96%
2018-2019
86%
2017-2018
86%
2016-2017
117%

Say-on-Pay Results and Stockholder Engagement

In 2020, our stockholders once again overwhelmingly approved our executive compensation program through the "say-on-pay" vote, with approximately 88% of the votes cast in favor. This is in line with the high stockholder support our executive compensation program received in both 2019 and 2018, each time with 90% or more of the votes cast in favor of the program.



Say-on-Pay

2020	88%
2019	90%
2018	93%

88%

We regularly review the Company's compensation philosophy and executive compensation program to assess whether they continue to be properly aligned with our business goals, culture and, importantly, stockholder interests. We also engage with our stockholders at least twice a year to solicit feedback on our compensation philosophy and executive compensation program. In 2020, the Compensation Committee reviewed our programs on three occasions, including at our March meeting in connection with the appointment of Mr. Iannone. After conducting these reviews and considering the feedback received from stockholders, we determined that the Company's executive compensation philosophy, compensation objectives, and overall program continue to be appropriate. With the introduction of the modifications approved during 2020 and 2021 (described above), the Compensation Committee determined that the core elements of our executive compensation program should remain in place for 2021.

Our Compensation Practices

We believe our compensation practices align with and support the goals of our executive compensation program and demonstrate our commitment to sound compensation and governance practices.

What We Do

✔ Align executive compensation with the interests of our stockholders
- Pay-for-performance emphasized
- Majority of total compensation comprises performance-based compensation
- Equity/cash compensation ratio significantly favors equity
- Meaningful stock ownership requirements

✔ Avoid excessive risk-taking
- Robust clawback policy
- Multiple performance measures, caps on incentive payments, and overlapping two-year performance periods for PBRSU awards

✔ Adhere to compensation best practices
- Compensation benchmarked at or around the 50th percentile of peer group
- Independent compensation consultant engaged
- Limited perquisites for executive officers that are not available to all employees

What We Don't Do

✘ No tax gross-ups for change in control benefits

✘ No automatic "single-trigger" acceleration of equity awards upon a change in control

✘ No repricing or buyout of underwater stock options without stockholder approval

✘ No hedging and pledging transactions

CD&A Roadmap

Our Compensation Discussion and Analysis is presented as follows:

❶ **Elements of Our Executive Compensation Program** provides a description of our executive compensation practices, programs, and processes.

❷ **2020 NEO Target Compensation** discusses how we determine the mix of the elements in our compensation program to achieve our total target compensation.

❸ **2020 Compensation Design and Determinations** explains executive compensation decisions relating to the performance-based pay of our executive officers in 2020.

❹ **Further Considerations for Setting Executive Compensation** discusses the role of the Company's compensation consultant, peer group considerations, and the impact of accounting and tax requirements on compensation.

❺ **Severance and Change in Control Arrangements with Executive Officers and Clawbacks** discusses the Company's severance and change in control plans and other arrangements with executive officers.

❶ Elements of Our Executive Compensation Program

The following chart provides a summary of the core elements of our 2020 executive compensation program.

	Compensation Elements	Performance Metrics	Performance and Vesting Periods	Why We Pay
Cash	**Base Salary**	• Assessment and Target Positioning Strategy	• N/A	• Rewards executives' current contributions to the Company • Reflects the scope of executives' roles and responsibilities
Short-Term Incentives	**Annual Cash Incentive Awards**	**Threshold company performance measures:** • FX-neutral revenue (threshold) • Non-GAAP net income (threshold) **If BOTH thresholds are met, then payout based on** • Total non-GAAP net income (75%) • Individual performance (25%)	• Annual	• Aligns executive compensation with annual Company and individual performance • Motivates executives to enhance annual results
Long-Term Incentives (Equity)	**Equity Incentive Awards**	**Time-based RSUs:** • Time-based vesting only **PBRSUs:** • FX-neutral revenue • Non-GAAP operating margin dollars • Return on invested capital modifier • Payments modifier (for 2019-2020 PBRSU performance period)	**Time-based RSUs:** • Quarterly vesting over a four-year period subject to continued employment **PBRSUs:** • For CEO and CFO: 100% PBRSU awards granted will vest more than 14 months following the end of the applicable two-year performance • For other NEOs: One-half of the PBRSUs vest in March following the end of the applicable performance period, and the other half of the award vests in March of the following year, more than 14 months following the completion of the performance period	• Aligns executive incentives with the long-term interests of our stockholders • Positions award guidelines at target level with the median of the market levels paid to peer group executives • Recognizes individual executive's recent performance and potential future contributions • Retains executives for the long term • Provides a total compensation opportunity with payouts varying based on our operating and stock price performance
		TSR PSUs (for Mr. Iannone only): • Total Shareholder Return relative to S&P 500	• Half earned over a two-year performance period and the other half earned over a three-year performance period	• Directly links Mr. Iannone's performance over two and three-year periods to the creation of stockholder value

We chose a mix of equity and cash compensation vehicles to compensate executive officers based on sustainable long-term value drivers of Company performance over one- and multi-year periods and individual contributions to the Company.

Our executive officers were also eligible to receive a comprehensive set of benefits:

- health and welfare benefits plans;
- employee stock purchase plan;
- limited personal use of the corporate airplane (CEO and CFO only; with reimbursement required by the CFO and voluntarily provided by the CEO);
- broad-based 401(k) retirement savings plan and a VP and above deferred compensation plan (each plan is available to U.S.-based employees only); and
- certain other limited perquisites (such as IT and security services for our CEO).

We provide certain executive officers with limited perquisites and other personal benefits not available to all employees that we believe are reasonable and consistent with our overall compensation program and philosophy. These benefits are provided to enable the Company to attract and retain these executive officers. We periodically review the levels of these benefits provided to our executive officers.

The Compensation Committee encouraged Mr. Iannone (and Mr. Schenkel in the interim CEO position) to use the corporate airplane for personal travel to reduce possible security concerns. The Company does not grant bonuses to cover, reimburse, or otherwise "gross-up" any income tax owed for personal travel on the corporate airplane.

❷ 2020 NEO Target Compensation

When making compensation decisions for our NEOs, the Compensation Committee evaluated each individual based on his or her leadership, competencies, innovation, and both past and expected future contributions toward the Company's financial, strategic, and other priorities. The Company's performance was reflected in our executive compensation program, holding leadership accountable for Company performance.

Long-Term Equity Incentive Compensation

The value of annual equity awards is determined within guidance that the Compensation Committee reviews on an annual basis for each position. This guidance is based on our desired pay positioning relative to companies with which we compete for talent. The midpoint of the guidance, or the median target award, reflects the 50th percentile of the competitive market.

In 2020, the Compensation Committee reviewed equity award guidance by position based on the following:

- equity compensation practices of technology companies in our peer group, as disclosed in their public filings (see page 65 for our 2020 peer group), and
- equity compensation practices for comparable technology companies that are included in proprietary third-party surveys.

The Compensation Committee is also cognizant of dilution of our shareholders resulting from equity compensation, and it carefully considers share usage each year and sets an upper limit on the number of shares that can be used for equity compensation, including awards to executive officers and the overall employee population.

Each executive officer's individual contribution and impact, projected level of contribution and impact in the future, and competitive positioning are considered using a score card when determining individual awards. The score card evaluates each executive with respect to factors, including business unit performance (or in the case of our CEO, Company performance), organizational development, and strategic and operational excellence. The retention value of current year awards and the total value of unvested equity from previous awards are also considered.

Based on CEO assessments and the score card evaluation, the Compensation Committee approved individual compensation arrangements for each NEO based on the factors and guidelines described above and in this section.

Annual Cash Incentive Compensation

The Compensation Committee also assesses annual cash incentive award opportunities against data from public filings of our peer group companies and general industry data for comparable technology companies that are included in proprietary third-party surveys, and it approves target annual cash incentive opportunities for our NEOs at approximately the 50th percentile based on that data. The Compensation Committee reviews market data annually, and periodically adjusts incentive opportunities to the extent necessary where our practices are inconsistent with such market data.

Base Salary

The Compensation Committee reviews market data annually and approves each executive officer's base salary for the year. Increases, if any, generally become effective on or around April 1st of the year. We assess competitive market data on base salaries from public filings of our peer group companies and general industry data for comparable technology companies that are included in proprietary third-party surveys. When considering the competitive market data, we also recognize that the data is historical and does not necessarily reflect those companies' current pay practices. We assess each executive officer's base salary against the 50th percentile of the salaries paid to comparable executives at peer group companies and also consider individual performance, levels of responsibility, expertise, and prior experience in our evaluation of base salary adjustments.

Determining 2020 Compensation for Our New CEO

In 2020, we appointed our new CEO, Jamie Iannone, to lead the Company's next chapter of growth and success. The Compensation Committee focused on developing a compelling compensation arrangement for Mr. Iannone that is consistent with our pay for performance philosophy and that would reward Mr. Iannone for creating shareholder value in both the short and long term. The Compensation Committee considered many factors in setting the various components of Mr. Iannone's new-hire compensation arrangements, including the belief that Mr. Iannone's track record of innovation, execution, and operational excellence would drive Company performance.

Mr. Iannone's 2020 compensation package includes customary elements of our compensation program (salary, annual cash incentive and $12,000,000 in equity incentives consisting of 40% RSUs and 60% PBRSUs). In addition, Mr. Iannone's 2020 compensation package includes transition compensation components, including $5,000,000 in cash compensation (paid over two years) and $11,000,000 in equity awards. These components were designed to entice Mr. Iannone to join eBay, to deliver take-home compensation in the first years of Mr. Iannone's tenure approximating that of a CEO in our peer group and to compensate for value he forfeited when leaving his prior employer. RSUs represent $6,500,000 of Mr. Iannone's transition equity and, notably, $4,500,000 was granted in the form of TSR PSUs. The TSR PSUs are a new form of award designed specifically for Mr. Iannone to provide a strong incentive based on performance goals relating to eBay's total shareholder return performance relative to that of the S&P 500 index. We discuss the design of each of these compensation elements in more detail below under 2020 Incentive Compensation Design and Determinations.

The graphic below details Mr. Iannone's target annual compensation for 2020 without regard to the one-time, transition equity or cash awards.

Name	2020 Base Salary	Year-Over-Year Change for Base Salary ($)	2020 Target Annual Cash Incentive Award	Year-Over-Year Change for Target Annual Cash Incentive Award ($)	2020 Target Value of Equity Awards ($)	Year-Over-Year Change for Target Value of Equity Awards ($)
Mr. Iannone	$1,000,000	N/A	200%	N/A	$12,000,000	N/A

Target Value of Equity Awards, Target Cash Incentive Award, and Salary for Other NEOs

The Compensation Committee considered many factors in approving the various components of the other NEOs' compensation, including those set forth below, using a score card as described above. In evaluating performance against these factors, the Compensation Committee assigned no specific weighting to any one of the factors, instead evaluating individual performance in a holistic manner:

- Performance against target financial results for the NEO's business unit or function
- Defining business unit or function strategy and executing against relevant goals
- Recognition of the interconnection between the eBay business units and functions and the degree to which the NEO supported and drove the success of other business units or functions and the overall business
- Driving innovation and execution for the business unit or function
- Organization development, including hiring, developing, and retaining the senior leadership team of the business unit or function
- Achievement of strategic or operational objectives, including control of costs in an environmentally and socially responsible manner

The Compensation Committee reviewed and approved the target value of equity awards, target annual cash incentive award, and salary for our NEOs based on available market data as well as Company and individual performance.

With the Board's appointment of Mr. Schenkel to the Interim CEO role and Mr. Cring to the Interim CFO role, the Compensation Committee focused on incentivizing them for leading the Company during the transition while remaining committed to the philosophy of tying compensation to Company performance. With respect to Mr. Schenkel and Mr. Cring, starting in October 2019, we implemented a special pay structure in the form of monthly performance bonuses designed to align their cash compensation to their interim roles ($125,000 for Mr. Schenkel and $70,000 for Mr. Cring).

The Compensation Committee limits the use of out-of-cycle compensation for executive officers to extraordinary circumstances only. In recognition of Mr. Cring serving as interim CFO for the full 2020 fiscal year, the Compensation Committee approved an adjustment to the amount of the monthly performance bonuses for 2020 to recognize the actual Company and individual performance under the eIP. The adjustment to the 2020 monthly performance bonuses was a one-time payment of $432,000.

The following table shows target compensation for our NEOs other than Mr. Iannone:

Name	2020 Annual Base Salary	Year-Over-Year Change for Base Salary ($)	2020 Target Annual Cash Incentive Award	Year-Over-Year Change for Target Annual Cash Incentive Award ($)	2020 Target Value of Equity Awards ($)	Year-Over-Year Change for Target Value of Equity Awards ($)
Mr. Cring	$ 455,000[1]	3.4%	55%	No Change	$ 2,500,000[2]	79%[3]
Mr. Lee	$ 692,550[4]	2.6%	75%	No Change	$ 5,500,000[5]	29%
Mr. Thompson	$ 645,000	3.2%	65%	No Change	$ 5,000,000[5]	25%[6]
Ms. Yetto	$ 695,000	3.0%	75%	No Change	$ 4,500,000[5]	50%[7]
Mr. Schenkel	$ 750,000[1]	No Change	100%	No Change	$10,000,000[5][8]	83%
Ms. Jones	$ 620,000	3.3%	75%	No Change	$ 3,500,000[5]	66%

[1] Does not include monthly performance bonuses.

[2] Reflects 100% RSUs since Mr. Cring is not eligible for the PBRSU program due to his position as a VP.

[3] In 2019. Mr. Cring received a supplemental grant of RSUs in the amount of $3,000,000 in recognition of the additional responsibilities of the Interim CFO position. The year over year value increase does not reflect this one-time award in 2019.

[4] Mr. Lee's base salary is reported in U.S. dollars on an FX-neutral basis.

[5] For the PBRSU portion of the award, if performance targets are met, 50% of the achieved portion of the award will vest on March 15, 2021 and the remaining 50% of the achieved portion of the award will vest on March 15, 2022.

[6] In 2019, Mr. Thompson received a new hire grant of RSUs in the amount of $4,000,000 that was a one-time award, in addition to his target Annual award of $4,000,000. The year over year value increase does not reflect this one-time award in 2019.

[7] In 2019. Ms. Yetto received a supplemental grant of PBRSUs in the amount of $1,500,000 and supplemental grant of RSUs in the amount of $1,500,000 to recognize the critical nature of the Chief People Officer role. The year over year value increase does not reflect these one-time awards in 2019.

[8] In 2019. Mr. Schenkel received a supplemental grant of PBRSUs in the amount of $4,000,000 and RSUs in the amount of $4,000,000 in recognition of the additional responsibilities of the Interim CEO position. The year over year value increase does not reflect these one-time awards in 2019.

③ 2020 Compensation Design and Determinations

Our executive compensation program is highly performance-based, with payouts under the performance-based program dependent on meeting financial and operational targets over designated performance periods. For 2020, we selected financial metrics and targets that the Compensation Committee believes incentivize our management team to achieve our strategic objectives and drive the Company's financial performance and long-term stock performance, including FX-neutral revenue, non-GAAP operating margin dollars, return on invested capital, payment intermediation usage and non-GAAP net income.

New-Hire Compensation Design for Mr. Iannone

The Compensation Committee was deliberate in the creation of a new-hire compensation arrangement that would reward Mr. Iannone for creating shareholder value. In addition to the core elements of our compensation program, the Compensation Committee granted the following one-time, transition awards to Mr. Iannone:

TSR PSUs. A TSR PSU award was granted valued at a target value of $4,500,000, 50% of which may be earned over a two-year performance period and 50% of which may be earned over a three-year performance period. In each case, TSR PSUs may be earned based on performance goals relating to eBay's total shareholder return relative to that of the S&P 500 index and Mr. Iannone's continued employment through the end of each performance period. The number of TSR PSUs earned will be equal to the target number of TSR PSUs granted multiplied by the applicable vesting percentage correlated to the relative TSR percentile for the measurement period in accordance with the table set forth below. No PSUs will be earned if the relative TSR percentile for the measurement period is below the threshold level specified below.

Performance Levels	Relative TSR Percentile	Applicable Vesting Percentage
Below Threshold	Below 25th	0%
Threshold	25th	50%
Target	50th	100%
Maximum	75th or above	200%

RSUs. An RSU award was granted at a value of $6,500,000. This RSU award vests over two years, 50% on the first anniversary of the date of grant and 50% on the second anniversary of the date of grant, subject to Mr. Iannone's continued employment.

New-Hire Cash. The Company paid a 2020 equity transition/buyout payment of $3,500,000, subject to repayment upon Mr. Iannone's termination of employment for cause or resignation other than for good reason within one year after his hire. On the first anniversary of Mr. Iannone's hire date, the Company will pay an equity transition/bonus payment of $1,500,000, subject to repayment upon Mr. Iannone's termination of employment for cause or resignation other than for good reason prior to the second anniversary of his hire date, less 1/24th for every full month of active employment following his hire date.

For discussion of the Compensation Committee's determinations in granting these awards, please see 2020 NEO Target Compensation – Determining 2020 Compensation for Our New CEO above.

2020 Long-Term Equity Incentive Awards

In 2020, our NEOs received equity-related compensation as part of the Company's standard annual equity award. In general, the formula used to allocate the annual target equity awards is as follows:



60% PBRSUs **40%** Time-based RSUs

Time-based RSUs

Each executive officer receives a portion of his or her annual equity award as a grant of RSUs that vest on a quarterly basis over a four-year period subject to continued employment. For newly hired executive officers, 25% of the initial grant of RSUs vest on the first anniversary of the date of grant and the remainder vest on a quarterly schedule. This vesting schedule is aligned with market practice and helps enable the Company to remain competitive in attracting talent.

PBRSU Program

The PBRSU Program is a key component of the annual equity compensation for each executive officer. At the beginning of each performance period, executive officers receive PBRSU grants that are subject to performance- and time-based vesting requirements.

Performance Period and Vesting

Each PBRSU cycle has a two-year performance period. The performance goals for each cycle are approved by the Compensation Committee at the beginning of the performance period. Each executive officer is awarded a target number of shares subject to the PBRSU award at the beginning of the performance period. PBRSU awards granted in 2020 are based on the 2020-2021 performance cycle.

The post-performance-period vesting feature subjects 100% of the CEO and CFO PBRSU awards to at least three years of stock price volatility before the shares vest.

If the Company's actual performance exceeds or falls short of the target performance goals, the actual number of shares subject to the PBRSU award will be increased or decreased formulaically.

Under the PBRSU program, under which PBRSUs are awarded to executives at the level of Senior Vice President and above, 100% of any PBRSU awards granted to the CEO and CFO will vest, if at all, more than 14 months following the end of the applicable two-year performance period. For all SVPs other than the CEO and CFO, one-half of the PBRSUs vest in March following the end of the applicable performance period, and the other half of the award vests in March of the following year, more than 14 months following the completion of the performance period. The Compensation Committee believes that the post-performance-period vesting feature of the PBRSUs provides an important mechanism that helps to retain executive officers and align their interests with long-term stockholder value.

Performance Measures and Rationale

As discussed above, the number of shares subject to a target PBRSU award are adjusted based on whether the Company's actual performance exceeds or falls short of the target performance goals for the applicable performance period.

The following table outlines the performance measures for the 2019-2020 and 2020-2021 performance periods and the rationale for their selection.

Performance Measures	FX-neutral revenue[1] — weighted 50% of award opportunity with a payout range of 0% to 200% of target (50% at threshold, 100% at target and 200% at maximum performance) Non-GAAP operating margin dollars[2] — weighted 50% of award opportunity with a payout range of 0% to 200% of target (50% at threshold, 100% at target and 200% at maximum performance) Return on invested capital (modifier) — can modify awards earned based on FX-neutral revenue and Non-GAAP operating margin up or down by as much as 20% Payments (modifier)[3] — had the ability to adjust the total modification upwards to a maximum modification of 65% and downwards to a maximum of negative 60%
Rationale	The Compensation Committee believes these measures are key drivers of our long-term business success and stockholder value, and are directly affected by the decisions of the Company's management. Both FX-neutral revenue and non-GAAP operating margin dollars measures are used to help ensure that leaders are accountable for driving profitable growth, and making appropriate tradeoffs between investments that increase operating expense and future growth in revenue. The return on invested capital modifier is used to hold leaders accountable for the efficient use of capital. Starting in 2018, we added the Payments Modifier to the PBRSU Program design. The Payments Modifier was used in the 2019-2020 performance cycle to incentivize the senior leadership team to work cross-functionally on a critical growth initiative and profit driver that impacts multiple areas of the business. Given the importance of the success of the Managed Payments initiative to the Company's success generally, as well as the priority placed on this initiative in the Company's operational strategy for 2019 and 2020, our Compensation Committee determined that payout of PBRSUs should be subject to achievement in growing the use of our intermediation platform, as well as our existing Company financial performance metrics. The 2020-2021 PBRSUs do not contain a Payments Modifier as we believe, given the success and growth of the platform, that the other metrics will now accurately capture the performance of the Managed Payments initiative.
Targets	The two-year performance targets are generally set in a manner consistent with the current year budget and multi-year strategic plan. At the time the performance targets were set, the target goals were designed to be achievable with strong management performance, while the maximum goals were designed to be very difficult to achieve.

[1] Calculated on a fixed foreign exchange basis.

[2] Non-GAAP operating margin dollars excludes certain items, primarily stock-based compensation expense and related employer payroll taxes, amortization of acquired intangible assets, impairment of goodwill, separation expenses, and certain one-time gains, losses and/or expenses.

[3] Applicable only to the 2018-2019 and 2019-2020 PBRSU cycles. Measures performance based on market launch thresholds and then percentage of intermediated GMV.

Calculation Mechanics

To receive any shares subject to a PBRSU award, at least one of the FX-neutral revenue or non-GAAP operating margin dollars minimum performance thresholds must be met. Each of the minimum performance thresholds are independent and, if any of the FX-neutral revenue or non-GAAP operating margin dollar performance thresholds are met, the award is adjusted with respect to that performance measure in accordance with the percentages outlined above. If the minimum performance threshold for either FX-neutral revenue or non-GAAP operating margin dollars is not met, then no shares are awarded for that performance measure. The Compensation Committee may approve adjustments to the calculations of the performance measures due to material events not contemplated at the time the targets were set (such as major acquisitions or unusual or extraordinary corporate transactions, events, or developments) and the Compensation Committee may apply negative discretion to reduce the payout levels of the awards.

The 2019-2020 PBRSU performance cycle reflected the impact of the Payments Modifier, which provided the possibility of a maximum payout of 330%. The 2020-2021 PBRSU awards do not include a Payments Modifier which means awards will range from 0% to 240% of the initial grant.


FX-neutral revenue Payout (50% - 200%) x .5
+
Non-GAAP operating $ margin Payout (50% - 200%) x .5
×
Modifier (80% - 120%)
=
Total Payout % (0% - 240%)*
Total Payout %
×
Target Shares Awarded
=
Total Shares Earned (subject to additional vesting periods)

* The potential range of modification for the 2019-2020 PBRSU performance cycle was 40% to 165% due to the inclusion of the Payment Modifier, which provided for a possible payout range of 0% to 330%.

2020-2021 PBRSU Timeline


March 15
100% vesting for CEO and CFO
50% vesting for all other NEOs
March 15
50% vesting for all NEOs except CEO and CFO
2020-2021 Performance Period
2020
2021
2022
2023
2024

2019-2020 PBRSU Cycle Performance and Shares Earned

As discussed in the Executive Summary above, the Company's financial performance during the 2019-2020 performance cycle was extraordinary. The following graphic illustrates the payout calculation for the 2019-2020 PBRUSs based on performance above maximum for both the Revenue and Operating Margin measures, and upward modification under both the Return on Invested Capital modifier and the Payments Modifier:

FX-neutral revenue Payout % (200% x .5) = 100%	**+**	Non-GAAP operating $ margin Payout % (200% x .5) = 100%	**= 200%**	**×**	Modifier Adjustment % (ROIC + Payments) **158%**	**=**	Total Payout % **316%**

For the 2019-2020 performance period, actual awards under the PBRSU Program could range from 0% to 330% of the target awards. Based on the Company's financial performance during the 2019-2020 performance period, the PBRSU payout percentage was 316% of target and our NEOs received the following awards:

Name	Percentage of Target	Target Shares	Shares Awarded for 2019-2020 Performance Cycle	Vesting Schedule
Mr. Iannone*	N/A	N/A	N/A	N/A
Mr. Cring**	N/A	N/A	N/A	N/A
Mr. Lee	316%	91,080	287,813	50% on March 15, 2021; 50% on March 15, 2022
Mr. Thompson	316%	59,729	188,744	50% on March 15, 2021; 50% on March 15, 2022
Ms. Yetto***	316%	106,891	337,776	N/A

*   Due to his hire date, Mr. Iannone did not receive a grant for the 2019-2020 PBRSU performance period.

**   Mr. Cring is not eligible for our PBRSU program due to his position as VP.

***   Ms. Yetto departed the Company in March 2021. In accordance with the terms of the Ms. Yetto's offer letter agreement, her 2019-2020 PBRSU award was deemed earned prior to her separation date using actual Company performance, and such shares were paid to her in a cash lump sum using certain value assumptions.

In accordance with the terms of Mr. Schenkel's offer letter agreement, his 2019-2020 PBRSU award was deemed earned prior to his separation date assuming achievement of target performance, and such shares were paid to him in a cash lump sum using certain value assumptions. In accordance with our Standard Severance Plan, for the 2019-2020 PBRSU performance period, Ms. Jones received a cash payment equal to 50% of the earned shares based on actual Company performance. Please see discussion below under Severance and Change in Control Arrangements with Executive Officers and Clawbacks.

2020 Annual Cash Incentive Awards (eIP)

Plan Design

The eIP is a broad-based short-term cash incentive plan. The Compensation Committee has set an annual performance period under the plan.

In the first quarter of the year, the Compensation Committee approves Company performance measures based on business criteria and target levels of performance. After the end of each year, the Compensation Committee approves the actual performance against the Company financial performance measures to determine the payout percentage for that portion of the annual cash incentive plan.

Performance Measures and Rationale

The following table provides information on the Company performance measures set in 2020 and rationale for their selection:

Performance Measures[1]	Rationale	Target
Company financial performance measure		
FX-neutral revenue (threshold)	The Compensation Committee believes that a minimum revenue threshold should be met before any cash incentive is paid. Once the minimum revenue threshold has been met, the Company financial performance component of the annual cash incentive payment is paid based on results in relation to the non-GAAP net income goal.	Targets are set based primarily on the Company's Board-approved budget for the year.
Non-GAAP net income[2]	Non-GAAP net income is the key measure of short- and intermediate-term results for the Company given that it can be directly affected by the decisions of the Company's management and provides the most widely followed measure of financial performance.	Targets are set based primarily on the Company's Board-approved budget for the year.
Individual measure		
Individual performance	The Compensation Committee believes that a portion of the compensation payable under this plan should be differentiated based on individual performance for which a review is conducted at the end of the year.	• CEO's assessment of the individual performance of the executive officers who are his direct reports. • In making its determination of the individual performance of each executive officer, the Compensation Committee does not give any specific weighting to individual goals. • A downward modifier to individual performance is applied if the Company fails to achieve target performance, regardless of individual goal achievement.

[1] Both minimum FX-neutral revenue and minimum non-GAAP net income performance thresholds must be met in order for there to be any incentive payout based on Company performance or individual performance, with the payout level for Company financial performance component based on the amount of non-GAAP net income.

[2] Non-GAAP net income excludes certain items, primarily stock-based compensation expense and related employer payroll taxes, amortization or impairment of acquired intangible assets, impairment of goodwill, amortization of the deferred tax asset associated with the realignment of the Company's legal structure and related foreign exchange effects, significant gains or losses and transaction expenses from the acquisition or disposal of a business and certain gains or losses on investments. Non-GAAP net income is calculated quarterly, is publicly disclosed as part of our quarterly earnings releases, and is a basis of third-party analysts' estimates of the Company's results.

Calculation Mechanics

The plan is designed to support a tight link between Company performance and any incentive payouts. The annual cash incentives payable for 2020 had both a FX-neutral revenue threshold and a non-GAAP net income minimum performance threshold. Unless both of these minimum performance thresholds are met, there is no incentive payout. If both minimum performance thresholds are met, the Company uses total non-GAAP net income to determine the payout percentage of the Company financial performance component of the annual cash incentive (from 50% at threshold to 200% for maximum performance). When the minimum performance thresholds are met, 75% of executive officers' payouts under the plan are based on the Company's performance as described above and, to facilitate differentiation based on individual performance, the remaining 25% of awards are generally based on individual performance.

As discussed in more detail below, the Compensation Committee considers many factors in determining the CEO's individual performance, but does not assign specific weighting to these factors. The CEO partners with the Compensation Committee to similarly assess the individual performance of the other executive officers. Consistent with our commitment to aligning executive compensation with Company performance, in circumstances where the Company's financial performance is above its minimum performance threshold and below the target performance threshold, a modifier is applied to the individual performance component to reduce it proportionately based on the Company financial performance component. For example, if the Company exceeded the FX-neutral revenue minimum performance threshold and total non-GAAP net income was 90% of the target performance threshold, then the individual performance component would be reduced by 10%. The maximum payout for both the individual performance component of the annual incentive plan is 200% of target.

Individual Performance

With respect to individual performance, our CEO presents the Compensation Committee with his assessment of the individual performance of the executive officers who are his direct reports and recommends a bonus payout percentage for the individual performance component of the annual incentive plan based on his assessment. The Compensation Committee reviews his assessments and payout recommendations, along with the score card evaluation and makes a subjective determination of the level of individual performance and payouts for each of those executive officers. In addition, the Compensation Committee (with input from the Chair of the Board and other independent members of the Board) makes a subjective determination of the individual performance of the CEO. In making its determination of the individual performance of each executive officer, the Compensation Committee does not give any specific weighting to individual goals. In addition, as described above, when the Company fails to achieve target performance, a downward modifier is applied to individual performance regardless of individual goal achievement in order to take a more holistic approach to assessing performance.

2020 Performance and Payouts

We discuss the financial goals for the 2020 eIP performance period and corresponding performance results above in the Executive Summary. The financial performance goals were set in early 2020 based primarily on the Company's budget for the year. In early 2021, as part of its review of the Company's financial performance against the annual cash incentive plan targets and in accordance with its authority under the cash incentive plan, the Compensation Committee considered whether the impact of any significant corporate events not contemplated at the time the targets were set should lead to an adjustment of any of the performance results and made appropriate adjustments for two significant divestitures. Based on above-threshold performance for FX-neutral revenue and above-maximum performance for Non-GAAP net income, the Company financial performance component was certified by the Compensation Committee at 200% of target for all NEOs.

The Compensation Committee reviewed Mr. Iannone's performance for the purpose of determining the individual portion of his 2020 annual cash incentive award, with input from the entire Board. Mr. Iannone's offer letter provided that his 2020 annual cash incentive award would not be prorated and would be at least $1,500,000. The Compensation Committee considered the factors listed above when assessing Mr. Iannone's individual performance. Mr. Iannone's individual component of the annual cash incentive was established at 200% of target. Mr. Iannone's total earned annual incentive award for 2020 including the Company financial component and the individual component, was 200% of target.

For the other NEOs, the individual performance component was recommended by Mr. Iannone based on his assessment of each executive's performance using the score card factors described above, which the Compensation Committee reviewed and approved in light of management's strong performance in 2020 (as discussed above in the Executive Summary). The earned annual incentive award for each of our NEOs for 2020 was as follows:

Name	Annual Cash Incentive Target as Percentage of Base Salary	Annual Cash Incentive Award for 2020	Company Performance Payout %	Performance Payout as % of Target
Mr. Iannone	200%	$4,000,000	200%	200%
Mr. Cring	55%	$ 515,308*	200%	200%
Mr. Lee	75%	$1,262,402	200%	174%
Mr. Thompson	65%	$ 863,750	200%	200%
Ms. Yetto	75%	$1,074,519	200%	200%
Mr. Schenkel	100%	$ 778,846**	200%	200%
Ms. Jones	75%	$ 816,072***	200%	175%

*   In accordance with Mr. Cring's interim CFO letter agreement, Mr. Cring received a monthly performance bonus that is based on the difference of his annual target cash opportunity and the CFO position. In recognition that Mr. Cring served as interim CFO for the full 2020 fiscal year, the Compensation Committee approved an adjustment to the amount of the monthly performance bonuses for 2020 to recognize the actual Company financial component payout and actual individual bonus payout percentage under the eIP. These amounts are not included in the payout described above but are captured in the discretionary "Bonus" column of the Summary Compensation Table.

**   In accordance with Mr. Schenkel's offer letter agreement, his eIP payout was based on the actual performance of the Company for the full year (and did not take into account any individual performance factors), but prorated for the time that he was employed during 2020. Please see discussion below under Severance and Change in Control Arrangements with Executive Officers and Clawbacks.

***   In accordance with our Standard Severance Plan, Ms. Jones' eIP payout was based on the actual performance of the Company for the full year and target individual performance, but prorated for the time that she was employed during 2020. Please see discussion below under Severance and Change in Control Arrangements with Executive Officers and Clawbacks.

❹ Further Considerations for Setting Executive Compensation

Role of Consultants in Compensation Decisions

Pay Governance LLC ("Pay Governance") serves as the Compensation Committee's independent compensation consultant. It provides the Compensation Committee with advice and resources to help the Compensation Committee assess the effectiveness of the Company's executive compensation strategy and programs. Pay Governance reports directly to the Compensation Committee, and the Compensation Committee has the sole power to terminate or replace Pay Governance at any time.

As part of its engagement, the Compensation Committee has directed Pay Governance to work with our Senior Vice President, Chief People Officer and other members of management to obtain information necessary for Pay Governance to form recommendations and evaluate management's recommendations to the Compensation Committee. Pay Governance also meets with the Compensation Committee during its regular meetings, in executive session (where no members of management are present), and with the Compensation Committee chair and other members of the Compensation Committee outside of the Compensation Committee's regular meetings. As part of its engagement in 2020, Pay Governance provided a market overview of executive compensation, evaluated the Company's peer group composition, evaluated compensation levels at the peer group companies, assessed and proposed equity and cash compensation guidelines for various executive job levels, assessed compensation for the Company's executive officers, advised on the framework for the Company's long-term incentive awards, and assessed Board compensation. Pay Governance also provided guidance to the Compensation Committee with respect to the leadership transition. Pay Governance does not provide any other services to the Company.

Compensation Consultant Conflict of Interest Assessment

The Compensation Committee recognizes that it is essential to receive objective advice from its compensation advisors. To that end, the Compensation Committee closely examines the procedures and safeguards that its compensation advisor takes to ensure that its services are objective. The Compensation Committee has assessed the independence of Pay Governance pursuant to SEC rules and concluded that Pay Governance's work for the Compensation Committee does not raise any conflict of interest.

Risk Assessment of Compensation Policies and Practices

We have assessed the compensation policies and practices for our employees and concluded that they do not create risks that are reasonably likely to have a material adverse effect on the Company. This analysis was presented to the Compensation Committee, which agreed with this conclusion.

Peer Group Considerations

To set total compensation guidelines, we review market data of companies that are comparable to eBay and that we believe compete with eBay for executive talent, business, and capital. We review both specific data from peer group companies' public filings and general industry data for comparable technology companies that are included in proprietary third party surveys. We believe that it is necessary to consider this market data in making compensation decisions to attract and retain talent. We also recognize that, at the executive level, we compete for talent against larger global companies, as well as smaller, non-public companies.

To assess whether the peer group continues to reflect the markets in which we compete for executive talent, the Compensation Committee reviews and approves the peer group each year with the assistance of its compensation consultant. In deciding whether a company should be included in the peer group, the Compensation Committee generally considers the following screening criteria:

- revenue;
- market value;
- historical growth rates;
- primary line of business;
- whether the company has a recognizable and well-regarded brand; and
- whether we compete with the company for talent.

For each member of the peer group, one or more of the factors listed above was relevant to the reason for inclusion in the group, and, similarly, one or more of these factors may not have been relevant to the reason for inclusion in the group.

The Compensation Committee evaluates the Company's peer group on an annual basis. The peer group consisted of the following companies for 2020:

Adobe Inc.	Expedia Group, Inc.	PayPal Holdings, Inc.
Alphabet Inc.	Facebook, Inc.	salesforce.com, Inc.
Amazon.com, Inc.	Intel Corporation	Symantec Corporation
Booking Holdings Inc.	Intuit Inc.	Twitter, Inc.
Cisco Systems, Inc.	Microsoft Corporation	
Electronic Arts Inc.	Netflix, Inc.	

For 2021, the Compensation Committee removed NortonLifeLock Inc. due to the sale of their enterprise security business in 2019 resulting in their smaller size. The Compensation Committee also added Walmart Inc. and Etsy Inc. to the peer group for 2021 due to the retail ecommerce sector increasingly becoming a talent competitor.

❺ Severance and Change in Control Arrangements with Executive Officers and Clawbacks

The objective of our severance and change in control arrangements is to provide fair and reasonable severance that will also serve as a retention incentive for those impacted by a change in control or similar transactions. We believe that these protections help the Company attract and retain highly talented executive officers.

Severance Arrangements Outside a Change in Control

The Company's SVP and Above Standard Severance Plan ("Standard Severance Plan"), which covers officers employed as a senior vice president or in a more senior position, provides severance protection outside of a change in control period if a participant is terminated without cause and signs and does not revoke a waiver of claims against the Company. Messrs. Iannone, Thompson and Lee participate, and prior to her termination Ms. Jones participated, in the Standard Severance Plan. For Mr. Iannone, the Standard Severance Plan also covers his resignation for good reason and provides enhanced benefits for the role of CEO. Further, in the event of a qualifying termination of Mr. Iannone under the Standard Severance Plan within two years of his hire date, his offer letter agreement provides for acceleration of certain of his new-hire equity awards above the normal acceleration provisions of the Standard Severance Plan.

Mr. Cring participates in the Company's VP Standard Severance Plan ("VP Severance Plan"), which also provides severance protection outside of a change in control period. In May 2020, the Compensation Committee approved enhanced severance protections for Mr. Cring in recognition of his responsibilities as the Interim CFO.

Ms. Jones separated from the Company in December 2020, and was paid severance pursuant to the Standard Severance Plan. Details of Ms. Jones' severance package are provided in the footnotes to the Executive Compensation Tables – Summary Compensation Table below.

Neither Mr. Schenkel or Ms. Yetto participated in the Standard Severance Plan. Both entered into offer letter agreements with the Company in connection with their appointments to the leadership team around the time of the Company's separation of PayPal Holdings, Inc (in 2014 and 2015, respectively). The offer letters provided for certain severance benefits for a termination without cause or resignation for good reason not in connection with a change in control, and if the applicable executive signed and did not revoke a waiver of claims against the Company.

Mr. Schenkel separated from the Company in June 2020, and was paid severance pursuant to his offer letter agreement. Details of Mr. Schenkel's severance package are provided in the footnotes to the Executive Compensation Tables – Summary Compensation Table below. Ms. Yetto separated from the Company in March 2021, and was paid severance pursuant to her offer letter agreement. Details of her severance benefits are provided in Executive Compensation Tables—Potential Payments Upon Termination or Change in Control below.

In addition to the benefits provided under the Standard Severance Plan, under the terms of Mr. Lee's offer letter agreement entered into in connection with his appointment to his role of Senior Vice President, General Manager, Markets (which is still effective in his new role as SVP, International), Mr. Lee is entitled to receive a separation payment in the event he voluntarily terminates his employment with the Company.

Severance Arrangements in Connection with a Change in Control

The Company has not entered into any arrangements with any of its executive officers to provide "single trigger" severance payments upon a change in control.

The Company's equity incentive plans generally provide for the acceleration of vesting of awards granted under the plans upon a change in control only if the acquiring entity does not agree to assume or continue the awards. These provisions generally apply to all holders of awards under the equity incentive plans.

The Company's Change in Control Severance Plan provides severance protection for executives at the level of VP or in a more senior position in connection with a change in control if a participant is terminated without cause or resigns for good reason and signs and does not revoke a waiver of claims against the Company. Messrs. Iannone, Cring, Thompson and Lee participate, and prior to her termination Ms. Jones participated, in the Change in Control Severance Plan.

Neither Mr. Schenkel nor Ms. Yetto participated in the Change in Control Severance Plan. Their offer letter agreements provided for certain severance benefits if they were terminated without cause or resigned for good reason in the ninety days preceding or the twenty-four months following, a change in control, and signed and did not revoke a waiver of claims against the Company.

Please see Executive Compensation Tables—Potential Payments Upon Termination or Change in Control for further information regarding the Standard Severance Plan, Mr. Cring's benefits under the VP Severance Plan, the Change in Control Severance Plan and the relevant provisions of the offer letter agreements with certain of our NEOs.

Clawbacks

The Compensation Committee has adopted a clawback policy that covers each officer employed as a Vice President or in a more senior position and applies to incentive compensation, which includes any cash incentive award, equity award, or equity-based award paid or awarded to any covered employee during the period in which he or she is designated as a covered employee. For all covered employees, the occurrence of either of the following events is covered: (a) an action or omission by the covered employee that constitutes a material violation of the Company's Code of Business Conduct or (b) an action or omission by the covered employee that results in material financial or reputational harm to the Company. In addition, for covered employees that are employed as a Senior Vice President or in a more senior position or a Vice President who is a member of the finance function, the following event is also covered: a material restatement of all or a portion of the Company's financial statements that is the result of a supervisory or other failure by the covered employee.

Under the clawback policy, the Compensation Committee has the authority and discretion to determine whether an event covered by the policy has occurred and, depending on the facts and circumstances, may (but need not) require the full or partial forfeiture and/or repayment of any incentive compensation covered by the policy that was paid or awarded to a covered employee. The forfeiture and/or repayment may include all or any portion of the following:

- Any incentive compensation that is greater than the amount that would have been paid to the covered employee had the covered event been known;
- Any outstanding or unpaid incentive compensation, whether vested or unvested, that was awarded to the covered employee; and
- Any incentive compensation that was paid to or received by the covered employee (including gains realized through the exercise of stock options) during the twelve-month period preceding the date on which the Company had actual knowledge of the covered event or the full impact of the covered event was known, or such longer period of time as may be required by any applicable statute or government regulation.

Compensation Committee Report

The Compensation Committee reviews and approves Company compensation programs on behalf of the Board. In fulfilling its oversight responsibilities, the Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis set forth in this Proxy Statement. Based upon the review and discussions referred to above, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and eBay's Annual Report on Form 10-K for the fiscal year ended December 31, 2020.

Compensation Committee

| **Anthony J. Bates** | **Adriane M. Brown** | **Logan D. Green** | **Kathleen C. Mitic** | **Paul S. Pressler** |

Executive Compensation Tables

2020 Summary Compensation Table

The following table, footnotes, and narrative summarize the total compensation earned by each of our named executive officers, or NEOs, for the fiscal year ended December 31, 2020 and, to the extent required under the SEC executive compensation disclosure rules, the fiscal years ended December 31, 2019 and 2018.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($)
Jamie Iannone[1] Chief Executive Officer	2020	673,077	3,500,000	26,586,624	—	4,000,000	—	76,138	34,835,839
Andrew J. Cring Interim Chief Financial Officer	2020	468,462	1,272,000	2,057,770	—	515,308	—	32,921	4,346,460
	2019	440,000	210,000	4,947,044	—	312,180	—	11,200	5,920,424
Jae Hyun Lee[2] SVP, International	2020	709,580	—	4,524,216	—	924,672	—	611,791	6,770,259
	2019	711,735	—	5,719,824	—	580,683	—	1,483,753	8,495,994
	2018	653,238	—	4,648,404	—	367,814	—	357,376	6,026,832
Peter B. Thompson SVP, Chief Product Officer	2020	664,423	1,750,000	4,112,662	—	863,750	—	34,873	7,425,708
	2019	240,385	3,500,000	7,852,346	—	182,031	—	9,615	11,784,377
Kristin A. Yetto SVP, Chief People Officer	2020	716,346	—	3,701,108	—	1,074,519	—	11,658	5,503,631
	2019	637,500	—	7,302,044	—	616,781	—	11,200	8,567,525
Scott F. Schenkel[3] Former Interim Chief Executive Officer	2020	389,423	858,696	8,225,324	—	778,846	—	32,545,934	42,798,223
	2019	750,000	375,000	15,515,744	—	967,500	—	39,012	17,647,255
	2018	736,538	—	7,251,530	—	574,500	—	11,000	8,573,568
Wendy Jones[4] Former SVP, Global Operations	2020	621,769	—	2,878,000	—	816,072	—	11,795,397	16,111,238
	2019	600,000	39,231	2,826,000	—	524,250	—	11,200	4,000,681
	2018	554,231	—	10,897,299	—	324,225	—	11,000	11,786,755

[1] Mr. Iannone was appointed as President and Chief Executive Officer effected as of April 27, 2020.

[2] Mr. Lee's base salary was converted from Singapore dollars to U.S. dollars based on Company FX planning rates.

[3] Mr. Schenkel served as the Interim CEO until Mr. Iannone's appointment as CEO. Effective as of April 27, 2020, Mr. Schenkel assumed the role of Senior Advisor until his departure from the Company on June 19, 2020.

[4] Ms. Jones departed the Company on December 16, 2020.

Bonus (Column (d))

Mr. Iannone received an equity transition payment of $3,500,000, subject to repayment if he leaves prior to the first anniversary of his start date and partial repayment if he leaves prior to the end of his third year of employment.

Beginning in October 2019, Mr. Cring received a monthly performance bonus in the amount of $70,000 for each month he served as Interim CFO. In recognition that Mr. Cring served as interim CFO for the full 2020 fiscal year, the Compensation Committee approved an adjustment to the amount of the monthly performance bonuses for 2020 to recognize the actual Company financial component payout and actual individual bonus payout percentage under the eIP. The adjustment to the 2020 monthly performance bonuses was a one-time payment of $432,000.

In 2020, Mr. Thompson received an equity transition payment of $1,750,000, subject to repayment if he leaves prior to the first anniversary of his start date and partial repayment if he leaves prior to the end of his third year of employment.

Beginning in October 2019, Mr. Schenkel received a monthly performance bonus in the amount of $125,000 for each month he served as Interim CEO.

Stock Awards (Column (e))

The amounts reported in the Stock Awards column represent the aggregate grant date fair value of time-based restricted stock units, or RSUs, and performance-based restricted stock units, or PBRSUs, granted to each of our NEOs in each of the applicable years, calculated in accordance with the Financial Accounting Standards Board's Accounting Standards Codification Topic 718, Compensation — Stock Compensation. The grant date fair value of RSUs is determined using the fair value of our common stock on the date of grant, and the grant date fair value of PBRSUs and TSR PSU award is calculated based on the fair value of our common stock on the date of grant and the probable outcome of the performance measures for the applicable performance period as of the date on which the PBRSUs and TSR PSUs are granted. This estimated fair value for PBRSUs and TSR PSUs is different from (and lower than) the maximum value set forth below. The equity incentive awards included in this column were all awarded under the Company's 2008 Equity Incentive Award Plan, as amended and restated.

RSUs: RSU awards were granted to our NEOs in connection with the Company's annual equity grant on April 1, 2020 with a grant date value of $2,057,770 for Mr. Cring, $1,809,686 for Mr. Lee, $1,645,065 for Mr. Thompson, $1,480,443 for Ms. Yetto, $3,290,130 for Mr. Schenkel and $1,151,200 for Ms. Jones. On May 7, 2020, Mr. Iannone was granted two new hire RSU awards with grant date values of $5,024,966 and $6,804,662, respectively.

PBRSUs: PBRSUs provide an opportunity for our NEOs to receive time-based RSUs if the performance measures for a particular time period — typically 24 months — are met. The TSR PSU award is a one-time award specific to Mr. Iannone. For a description of the performance measures for the 2020-2021 PBRSU awards and TSR PSU awards, see Compensation Discussion and Analysis — Elements of Our Executive Compensation Program — Equity Incentive Awards above.

For 2020, PBRSU awards were granted to our NEOs in connection with the Company's annual equity grant on April 1, 2020 with a grant date value of $2,714,530 for Mr. Lee, $2,467,597 for Mr. Thompson, $2,220,665 for Ms. Yetto, $4,935,194 for Mr. Schenkel and $1,726,800 for Ms. Jones. On May 7, 2020, Mr. Iannone was granted a PBRSU award with a grant date value of $7,537,448. Mr. Iannone also received a TSR PSU award with a grant date value of $7,219,548.

Assuming the highest level of performance is achieved under the applicable performance measures for the 2020-2021 PBRSU awards (including the TSR PSU award for Mr. Iannone), the maximum possible value of the PBRSU awards allocated to our NEOs for such performance period using the fair value of our common stock on the date that such awards were granted is presented below:

Name	Maximum Value of PBRSUs (as of Grant Date)
Mr. Iannone	$27,511,728
Mr. Cring[1]	N/A
Mr. Lee	$ 6,514,872
Mr. Thompson	$ 5,922,233
Ms. Yetto	$ 5,329,596
Mr. Schenkel	$11,844,466
Ms. Jones	$ 4,144,320

[1] Mr. Cring is not eligible for our PBRSU program due to his position as VP.

The value that our NEOs received in 2020 from the vesting of stock awards is reflected in the 2020 Option Exercises and Stock Vested table below. Additional information on all outstanding stock awards as of December 31, 2020 is reflected in the 2020 Outstanding Equity Awards at Fiscal Year-End table below.

Option Awards (Column (f))

Since 2016, in accordance with our revised equity guidelines, no option awards were granted to our NEOs.

The value that our NEOs received in 2020 from the exercise of previously granted stock options is reflected in the 2020 Option Exercises and Stock Vested table below. Additional information on all outstanding option awards as of December 31, 2020 is reflected in the 2020 Outstanding Equity Awards at Fiscal Year-End table below.

Non-Equity Incentive Plan Compensation (Column (g))

The amounts reported in the Non-Equity Incentive Plan Compensation column represent amounts earned by each of our NEOs under the annual cash incentive plan for services they rendered in each of the applicable years. See Compensation Discussion and Analysis — Elements of Our Executive Compensation Program — Annual Cash Incentive Awards above for more information.

All Other Compensation (Column (i))

The amounts reported in the All Other Compensation column reflect:

a) An amount of $11,400 for Mr. Cring, Mr. Thompson, Ms. Yetto, Mr. Schenkel, and Ms. Jones representing the maximum matching contributions made by the Company to the Company's 401(k) savings plan for the benefit of our U.S.-based NEOs, which also is the same maximum amount applicable to each participating employee for 2020. Mr. Lee is not eligible to participate in the Company's 401(k) savings plan and therefore did not receive any matching contributions under the plan, and Mr. Iannone did not participate in the plan.

b) In his role as SVP, International, Mr. Lee was provided certain expatriate allowances due to extended travel and temporary relocations, totaling $611,791.

c) Mr. Iannone was permitted personal airplane usage in 2020. $52,063 is included in the amount for Mr. Iannone to reflect his personal airplane use. This amount is the cost of fuel, oil, lubricants, and other additives related to the applicable trips times two. Mr. Iannone also received security and IT support in the amount of $24,075.

d) Mr. Cring received security and IT support in the amount of $19,921. Mr. Cring also received COVID-19 support payments in the amount of $2,400 that were applicable to all employees at the VP level and below.

e) Mr. Thompson received security and IT support in the amount of $23,473.

f) Mr. Schenkel received severance payments consistent with his 2014 offer letter in the amount of $32,462,828 in exchange for his execution and non-revocation of a release of claims against the Company. This amount includes (i) two times his annual base salary which equals $1,500,000; (ii) two times his annual target bonus amount which equals $1,500,000; (iii) a prorated portion of the award under the eIP that Mr. Schenkel otherwise would have earned and been paid (using his accrued eligible compensation under the eIP through the last day of employment) for the 2020 fiscal year under the eIP which equals $778,846 (which is reflected in the "Non-Equity Plan Compensation" column of the Summary Compensation Table); (iv) the amount of $5,223,508, which is the dollar value of outstanding and unvested RSU awards that were treated as vested under the 2014 offer letter; (v) the amount of $23,600,600, which is the dollar value of outstanding and unvested PBRSU awards that were treated as vested under the 2014 offer letter; and (vi) the amount of $638,719, which is the dollar value of dividend equivalents associated with the equity awards that were treated as vested under the 2014 offer letter. Consistent with his 2014 offer letter, the 10-day average price immediately prior to his June 19, 2020 departure date was used to value his equity at a conversion price of $48.51. In addition to contractual severance, Mr. Schenkel received $71,005 for accrued paid time off.

g) Ms. Jones received severance payments consistent with the Standard Severance Plan in the amount of $11,725,974 in exchange for her execution and non-revocation of a release of claims against the Company. This amount includes (i) one times her annual base salary which equals $620,000; (ii) one times her annual target bonus amount which equals $465,000; (iii) a prorated portion of the award under the eIP that Ms. Jones otherwise would have earned and been paid (using her accrued eligible compensation under the eIP through the last day of employment) for the 2020 fiscal year under the eIP which equals $816,072 (which is reflected in the "Non-Equity Plan Compensation" column of the Summary Compensation Table); (iv) the amount of $2,405,317, which is the dollar value of outstanding and unvested RSU awards that were treated as vested under the Standard Severance Plan; (v) the amount of $8,015,400, which is the dollar value of outstanding and unvested PBRSU awards that were treated as vested under the Standard Severance Plan; (vi) a COBRA premiums payment in the amount of $59,012; and (vii) the amount of $161,245, which is the dollar value of dividend equivalents associated with the equity awards that were treated as vested under the Standard Severance Plan. The conversion prices of for the value of Ms. Jones' equity was determined in a manner consistent with the Standard Severance Plan. In addition to contractual severance, Ms. Jones received $57,636 for accrued paid time off.

2020 Grants of Plan-Based Awards

The following table, footnotes, and narrative set forth certain information regarding grants of plan-based awards to each of our NEOs for the fiscal year ended December 31, 2020.

Name (a)	Approval Date (b)	Grant Date (c)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(j)	All Other Option Awards: Number of Securities Underlying Options (#)(j)	Exercise or Base Price of Option Awards ($/Sh)(l)	Grant Date Fair Value ($)(m)
			Threshold ($)(d)	Target ($)(e)	Maximum ($)(f)	Threshold (#)(g)	Target (#)(h)	Maximum (#)(i)				
Mr. Iannone												
eIP - Company Performance	N/A	N/A	750,000	1,500,000	3,000,000	—	—	—	—	—	—	—
eIP - Individual Performance	N/A	N/A	—	500,000	1,000,000	—	—	—	—	—	—	—
PBRSUs (2020-2021 Performance period)	4/5/20	5/7/20	—	—	—	72,878	182,196	437,270	—	—	—	7,537,449
TSR PSUs	4/5/20	5/7/20	—	—	—	56,937	113,873	227,746	—	—	—	7,219,548
RSUs	4/5/20	5/7/20	—	—	—	—	—	—	121,464			5,024,966
RSUs	4/5/20	5/7/20	—	—	—	—	—	—	164,483	—	—	6,804,662
Mr. Cring												
eIP - Company Performance	N/A	N/A	96,620	193,240	386,481	—	—	—	—	—	—	—
eIP - Individual Performance	N/A	N/A	—	64,413	128,827	—	—	—	—	—	—	—
RSUs	1/8/20	4/1/20	—	—	—	—	—	—	71,500	—	—	2,057,770
Mr. Lee												
eIP - Company Performance	N/A	N/A	199,569	399,139	798,278	—	—	—	—	—	—	—
eIP - Individual Performance	N/A	N/A	—	133,046	266,093	—	—	—	—	—	—	—
PBRSUs (2020-2021 Performance period)	1/8/20	4/1/20	—	—	—	37,728	94,320	226,368	—	—	—	2,714,530
RSUs	1/8/20	4/1/20	—	—	—	—	—	—	62,880	—	—	1,809,686

Name (a)	Approval Date (b)	Grant Date (c)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(j)	All Other Option Awards: Number of Securities Underlying Options (#)(j)	Exercise or Base Price of Option Awards ($/Sh)(l)	Grant Date Fair Value ($)(m)
			Threshold ($)(d)	Target ($)(e)	Maximum ($)(f)	Threshold (#)(g)	Target (#)(h)	Maximum (#)(i)				
Mr. Thompson												
eIP - Company Performance	N/A	N/A	161,953	323,906	647,812	—	—	—	—	—	—	—
eIP - Individual Performance	N/A	N/A	—	107,969	215,937	—	—	—	—	—	—	—
PBRSUs (2020-2021 Performance period)	1/8/20	4/1/20	—	—	—	34,296	85,740	205,776	—	—	—	2,467,597
RSUs	1/8/20	4/1/20	—	—	—	—	—	—	57,160	—	—	1,645,065
Ms. Yetto												
eIP - Company Performance	N/A	N/A	201,472	402,945	805,889	—	—	—	—	—	—	—
eIP - Individual Performance	N/A	N/A	—	134,315	268,630	—	—	—	—	—	—	—
PBRSUs (2020-2021 Performance period)	1/8/20	4/1/20	—	—	—	30,864	77,160	185,184	—	—	—	2,220,665
RSUs	1/8/20	4/1/20	—	—	—	—	—	—	51,440	—	—	1,480,443
Mr. Schenkel												
eIP – Company Performance	N/A	N/A	194,712	389,423	778,846	—	—	—	—	—	—	—
eIP – Individual Performance	N/A	N/A	—	—	—	—	—	—	—	—	—	—
PBRSUs (2020-2021 Performance period)	1/8/20	4/1/20	—	—	—	68,592	171,480	411,552	—	—	—	4,935,194
RSUs	1/8/20	4/1/20	—	—	—	—	—	—	114,320	—	—	3,290,130
Ms. Jones												
eIP - Company Performance	N/A	N/A	174,873	349,745	699,490	—	—	—	—	—	—	—
eIP - Individual Performance	N/A	N/A	—	116,582	233,163	—	—	—	—	—	—	—
PBRSUs (2020-2021 Performance period)	1/8/20	4/1/20	—	—	—	24,000	60,000	144,000	—	—	—	1,726,800
RSUs	1/8/20	4/1/20	—	—	—	—	—	—	40,000	—	—	1,151,200

Estimated Future Payouts Under Non-Equity Incentive Plan Awards (Annual Cash Incentive Plan) (Columns (d), (e), and (f))

The amounts reported under these columns relate to the possible awards under the annual cash incentive plan. In 2020, the total annual target incentive amounts under the annual cash incentive plan for the NEOs were as follows:

Mr. Iannone	$2,000,000
Mr. Cring	$ 257,654
Mr. Lee	$ 532,185
Mr. Thompson	$ 431,875
Ms. Yetto	$ 537,260
Mr. Schenkel	$ 389,423
Ms. Jones	$ 466,327

The total 2020 annual target incentive amounts under the annual cash incentive plan for the NEOs were allocated 75% to Company performance and 25% to individual performance. No payment occurs for the individual performance component of the annual cash incentive plan unless the minimum thresholds for both FX-neutral revenue and non-GAAP net income are met; for 2020, both these Company performance thresholds were met.

Actual payouts to our NEOs under the annual cash incentive plan for the fiscal year ended December 31, 2020 are reflected in the Non-Equity Incentive Plan Compensation column in the 2020 Summary Compensation Table above.

eIP—Company Performance: The amounts shown in the rows entitled "eIP – Company Performance" reflect estimated payouts for the fiscal year ended December 31, 2020 under the annual cash incentive plan for the portion of the award payable based on the Company's performance, as follows:

- *Threshold*: The amounts shown in this column reflect the minimum payment levels if the minimum FX-neutral revenue and non-GAAP net income thresholds are met, which are 50% of the amounts shown under the Target column.
- *Target*: The amounts shown in this column reflect the target payment levels if target non-GAAP net income is met.
- *Maximum*: The amounts shown in this column represent the maximum amounts payable based on Company performance, which are 200% of the amounts shown under the Target column.

eIP—Individual Performance: The amounts shown in the rows entitled "eIP – Individual Performance" reflect estimated payouts for the fiscal year ended December 31, 2020 under the annual cash incentive plan for the portion of the award payable based on *individual performance, as follows:*

- *Threshold*: Although there are no thresholds under the annual cash incentive plan for individual performance, there is no payout for individual performance unless the minimum thresholds for both Company-wide FX-neutral revenue and non-GAAP net income are met. In addition, in circumstances where the Company's financial performance is above its thresholds but below its targets, a modifier is applied to the individual performance component to reduce it proportionately based on the Company financial performance component.
- *Target*: The amounts shown in this column reflect 100% of the target award for individual performance.
- *Maximum*: The amounts shown in this column are 200% of the amounts shown under the Target column.

See Compensation Discussion and Analysis — Elements of Our Executive Compensation Program — Annual Cash Incentive Awards above.

Estimated Future Payouts Under Equity Incentive Plan Awards (PBRSUs) (Columns (g), (h), and (i))

The amounts shown reflect estimated payouts of PBRSUs for the 2020-2021 performance period, as follows:

- *Threshold*: The amounts shown in this column reflect the awards if the minimum FX-neutral revenue and non-GAAP operating margin dollar thresholds are met and the lowest return on invested capital and the Payments modifier is applied, and are 20% of the amounts shown under the Target column.
- *Target*: The amounts shown in this column reflect the awards if the target FX-neutral revenue and non-GAAP operating margin dollar amounts are met, and the target return on invested capital and the Payments modifier is applied.
- *Maximum*: The amounts shown in this column reflect the awards if the maximum FX-neutral revenue and non-GAAP operating margin dollar amounts are met and the maximum return on invested capital and the Payments modifier is applied, and are 240% of the amounts shown under the Target column.

Mr. Iannone's TSR PSU award is also reflected. For further discussion of the PBRSUs and TSR PSUs, including their vesting schedules, see Compensation Discussion and Analysis — Elements of Our Executive Compensation Program — Equity Incentive Awards — PBRSU Program above.

All Other Stock Awards: Number of Shares or Stock Units (RSUs) (Column (j))

The awards reflect the number of RSUs on the grant date. RSU awards granted to our NEOs in 2020 generally vest over a four-year period with 1/16th of the shares underlying the RSU award vesting on June 15, 2020 and additional 1/16th of the shares underlying the RSU award vesting each quarter thereafter. Mr. Iannone's transition RSU award vests over a two-year period.

Grant Date Fair Value (Column (m))

The grant date fair value of each RSU award was calculated using the fair value of our common stock on the date of grant. The estimated fair value of PBRSUs and TSR PSUs was calculated based on the fair value of our common stock on the date of grant and the probable outcome of applicable performance measures as of the date on which the awards were granted for accounting purposes.

2020 Outstanding Equity Awards at Fiscal Year-End

The following table and footnotes set forth certain information regarding outstanding equity awards for each of our NEOs as of December 31, 2020.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Grant Date	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value Shares or Units of Stock That Have Not Vested ($)[1]	Stock Grant Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Mr. Iannone	—	—	—	—	—	—	121,464	6,103,566	5/7/2020		
							164,483	8,265,271	5/7/2020		
										665,016	33,417,074
Mr. Cring	11,959	—	—	23.21	4/1/2015	4/1/2022					
							2,816	141,504	4/1/2017		
							939	47,185	4/1/2017		
							14,440	725,610	5/15/2018		
							28,125	1,413,281	4/1/2019		
							59,087	2,969,122	10/15/2019		
							58,094	2,919,224	4/1/2020		
Mr. Lee	8,319	—	—	23.21	4/1/2015	4/1/2022					
							3,004	150,951	4/1/2017		
							6,017	302,354	9/15/2017		
							14,440	725,610	4/1/2018		
							34,155	1,716,289	4/1/2019		
							51,090	2,567,273	4/1/2020		
							29,803[3]	1,497,601	4/1/2018		
							287,813[4]	14,462,603	4/1/2019		
										226,368	11,374,992
Mr. Thompson							27,376	1,375,644	8/15/2019		
							68,440	3,439,110	8/15/2019		
							46,443	2,333,761	4/1/2020		
							188,744[4]	9,484,386	8/15/2019		
										205,776	10,340,244

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Grant Date	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value Shares or Units of Stock That Have Not Vested ($)[1]	Stock Grant Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Ms. Yetto							2,816	141,504	4/1/2017		
							12,996	653,049	4/1/2018		
							25,313	1,271,978	4/1/2019		
							29,544	1,484,586	10/15/2019		
							41,795	2,100,199	4/1/2020		
							26,822[3]	1,347,806	4/1/2018		
							213,300[4]	10,718,325	4/1/2019		
							124,476[4]	6,254,919	10/15/2019		
										185,184	9,305,496
Mr. Schenkel[5]	—	—	—	—	—	—	—	—	—	—	—
Ms. Jones[6]	—	—	—	—	—	—	—	—	—	—	—

[1] Market Value is calculated based on a price per share of $50.25, which was the closing price of our common stock on December 31, 2020.

[2] In accordance with the SEC executive compensation disclosure rules, represents the estimated value of PBRSUs assuming performance is achieved at the maximum performance level in the 2020-2021 performance period, which assumption is based on Company performance through 2020, as well as TSR PSUs for Mr. Iannone. PBRSUs are earned based on the Company's FX-neutral revenue and non-GAAP operating margin dollars during the performance period (with the application of a return on invested capital modifier). TSR PSUs are earned based on performance goals relating to eBay's total shareholder return relative to that of the S&P 500 index. See Compensation Discussion and Analysis — Elements of Our Executive Compensation Program — Equity Incentive Awards above for a more detailed discussion of these awards and related performance measures.

[3] Earned in connection with achievement of the 2018-2019 PBRSU performance period; 50% vested on March 15, 2020 and the remaining 50% vested on March 15, 2021.

[4] Earned in connection with achievement of the 2019-2020 PBRSU performance period; 50% vested on March 15, 2021 and the remaining 50% vests on March 15, 2022.

[5] In connection with Mr. Schenkel's termination of employment on June 19, 2020, the Company cancelled his outstanding RSUs and PBRSUs. Mr. Schenkel had a 90-day post-termination exercise period with respect to his vested, outstanding options.

[6] In connection with Ms. Jones' termination of employment on December 16, 2020, the Company cancelled her outstanding RSUs and PBRSUs. Ms. Jones had no option awards at the time of her termination.

2020 Options Exercises and Stock Vested

The following table and footnotes set forth the number of shares acquired and the value realized upon exercise of stock options and the vesting of stock awards for each of our NEOs for the fiscal year ended December 31, 2020.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Mr. Iannone	—	—	—	—
Mr. Cring	47,489	774,896	77,381	3,581,847
Mr. Lee	—	—	143,180	5,644,337
Mr. Thompson	—	—	54,268	2,927,222
Ms. Yetto	122,454	1,274,569	111,409	4,477,877
Mr. Schenkel[3]	210,144	4,814,041	160,887	5,792,474
Ms. Jones[4]	—	—	150,651	5,803,421

(1) Value realized on exercise of stock options is based on the fair market value of our common stock on the date of exercise minus the exercise price and does not reflect actual proceeds received.

(2) Value realized on vesting of stock awards is based on the fair market value of our common stock on the vesting date and does not reflect actual proceeds received.

(3) In connection with Mr. Schenkel's termination of employment on June 19, 2020, the Company cancelled his outstanding RSUs and PBRSUs. Mr. Schenkel had a 90-day post-termination exercise period with respect to his vested, outstanding options.

(4) In connection with Ms. Jones' termination of employment on December 16, 2020, the Company cancelled her outstanding RSUs and PBRSUs. Ms. Jones had no option awards at the time of her termination.

Potential Payments Upon Termination or Change in Control

The following table, footnotes, and narrative set forth our payment obligations pursuant to the compensation arrangements for our NEOs, under the circumstances described below, assuming that their employment was terminated or a change in control occurred on December 31, 2020. Because Mr. Schenkel and Ms. Jones terminated prior to December 31, 2020, they are not discussed in this section. Details of Mr. Schenkel and Ms. Jones' severance packages are provided above in the footnotes to Executive Compensation Tables – Summary Compensation Table.

Name	Voluntary Termination ($)(a)	Change in Control ($)(b)	Involuntary Termination Outside of a Change in Control ($)(c)[1]	Involuntary Termination in Connection with a Change in Control ($)(d)[1]	Death or Disability ($)(e)
Mr. Iannone	—	—	29,522,768	38,139,309	15,337,974
Mr. Cring	—	—	6,282,573	11,452,683	3,306,078
Mr. Lee	2,495,356	—	22,414,057	29,875,240	23,215,159
Mr. Thompson	—	—	15,237,479	24,171,405	17,016,757
Ms. Yetto	—	—	27,219,476	31,543,292	25,117,046

(1) With respect to Mr. Iannone and Ms. Yetto, an involuntary termination includes a termination without cause or resignation for good reason. With respect to Mr. Lee and Mr. Thompson, under the Company's Standard Severance Plan, an involuntary termination includes only a termination without cause, and under the Company's Change in Control Severance Plan, an involuntary termination in connection with a change in control includes termination without cause or resignation for good reason. With respect to Mr. Cring, under the Company's VP Severance Plan, an involuntary termination includes only a termination without cause, and under the Company's Change in Control Severance Plan, an involuntary termination in connection with a change in control includes termination without cause or resignation for good reason.

Voluntary Termination (Column (a))

Mr. Lee's offer letter agreement provides for severance benefits upon a voluntary termination. This separation payment is intended to replicate benefits offered under a retirement program in which Mr. Lee formerly participated when he was employed with the Company in Korea. The benefit is equal to three times his average monthly salary multiplied by his years of service since January 1, 2013.

Change in Control (Column (b))

The Company has not entered into any arrangements with any of its executive officers to provide "single trigger" severance payments upon a change in control.

The Company's equity incentive plans generally provide for the acceleration of vesting of awards granted under the plans upon a change in control only if the acquiring entity does not agree to convert, assume, or replace the awards. These provisions generally apply to all holders of awards under the equity incentive plans.

The amounts reported in the Change in Control column assume that, in a change in control transaction, the successor entity would convert, assume, or replace outstanding equity awards. If the successor entity does not convert, assume, or replace any outstanding equity awards and all the unvested and outstanding awards are fully accelerated upon a change in control, the aggregate value of accelerated vesting of such awards to each of the NEOs that were executive officers of the Company as of December 31, 2020, calculated based on the closing price of our common stock on December 31, 2020, would be as follows:

Name	Acceleration Value of All Outstanding Equity Awards as of 12/31/20 ($)
Mr. Iannone	29,246,304
Mr. Cring	8,215,925
Mr. Lee	26,162,261
Mr. Thompson	20,941,336
Ms. Yetto	27,849,656

Involuntary Termination outside of a Change in Control (Column (c))

The Company's Standard Severance Plan, which covers officers employed as a senior vice president or in a more senior position, provides severance protection outside of a change in control period if a participant is terminated without cause (or resigns for good reason for Mr. Iannone) and signs and does not revoke a waiver of claims against the Company. Messrs. Iannone, Thompson and Mr. Lee participate in the Standard Severance Plan. In addition to his potential benefits under the Standard Severance Plant, under the terms of Mr. Iannone's offer letter agreement, if a severance-qualifying termination occurs within two years following his start date, then his PBRSUs and TSR PSUs that vest under the terms of the Standard Severance Plan will be deemed earned at target and his 2020 target equity compensation (a combination of RSUs and PBRSUs with a grant value of $12,000,000) will vest in full.

Since Mr. Cring is at the VP level, he is eligible to participate in the Company's VP Severance Plan, which also provides severance protection outside of a change in control period. Effective May 22, 2020, the Compensation Committee approved enhanced severance protection for Mr. Cring in recognition of his responsibilities as the Interim CFO. Under the VP Severance Plan, if Mr. Cring is terminated without cause and signs and does not revoke a waiver of claims against the Company, then he is entitled to lump sum payment of one year of the target cash compensation (i.e., one year of annual salary and target eIP payment) and an amount equal to 4 months of COBRA coverage. In addition, Mr. Cring would also receive a prorated eIP payment based on actual Company performance and target individual performance for the year in which the termination occurs, the value of the equity that would have vested in the 12-month period after the termination date, and a $2,000,000 transition bonus.

Ms. Yetto did not participate in the Standard Severance Plan. Ms. Yetto entered into an offer letter agreement with the Company in 2015 in connection with her appointment to the leadership team after the separation of PayPal Holdings, Inc. The offer letter provided for certain severance benefits upon a termination without cause or resignation for good reason not in connection with a change in control, and if she signed and did not revoke a waiver of claims against the Company. Ms. Yetto separated from the Company in March 2021, and was paid severance pursuant to her offer letter agreement.

The following table describes the severance benefits (other than certain accrued benefits which are paid (such as earned but unpaid bonuses, payment of unreimbursed expenses, etc.)) that each of our NEOs (except Mr. Cring) would receive if terminated outside of a change in control.

		Standard Severance Plan Participants	**Ms. Yetto**
Cash Elements	**Severance**	1x salary and 1x bonus For the CEO, 2x salary and 2x bonus	For Ms. Yetto, 1x salary and 1x cash incentive award
	eIP	Prorated payment for year in which termination occurs[1]	
	Health Premium	The cost of 24 months of health coverage For the CEO, 48 months of health coverage	No payment
	Make-Good Payment	Payment of any unpaid cash "make good" awards	n/a
Equity Elements	**RSUs[2]**	100% acceleration of awards that would have otherwise vested within 12 months of termination date[3]	
	PBRSUs and TSR PSUs[2]	100% acceleration of awards that would have otherwise vested within 12 months of termination date[3]	

[1] For Ms. Yetto, based only on actual performance with respect to the Company performance element for the full year. For Standard Severance Plan Participants, based on actual performance with respect to the Company performance element for the full year and target performance with respect to the individual performance element.

[2] For Ms. Yetto and the participants in the Standard Severance Plan, a lump sum amount equal to the dividend equivalents that have already accrued and would have vested in connection with applicable shares. In addition, Ms. Yetto would receive an amount equal to dividend equivalents that have not yet accrued, but would have accrued for the next 12 months, notwithstanding the termination.

[3] For Ms. Yetto, the Company shall pay cash based on the value of the shares that would have vested in lieu of accelerated vesting. Pursuant to her offer letter, Ms. Yetto's outstanding PBRSUs would be treated as vested at the time of termination. For Standard Severance Plan Participants, the Company can elect to pay cash in lieu of accelerated vesting. The cash value of such unvested equity is determined using the average closing price of the Company's common stock for the ten consecutive trading days ending on and including the trading day immediately prior to his or her termination date. For Mr. Iannone, his 2020 target equity compensation (a combination of RSUs and PBRSUs with a grant value of $12,000,000) would vest in full.

Involuntary Termination in Connection with a Change in Control (Column (d))

The Company has not entered into any arrangements with any of its executive officers to provide "single trigger" severance payments upon a change in control.

The Company's equity incentive plans generally provide for the acceleration of vesting of awards granted under the plans upon a change in control only if the acquiring entity does not agree to assume or continue the awards. These provisions generally apply to all holders of awards under the equity incentive plans.

The Company's Change in Control Severance Plan provides severance protection for executives at the level of Vice President or in a more senior position in connection with a change in control if a participant is terminated without cause or resigns for good reason and signs and does not revoke a waiver of claims against the Company. Messrs. Iannone, Cring, Thompson and Lee participate in the Change in Control Severance Plan. In such an event, Mr. Cring would also be paid the $2,000,000 transition bonus described under Involuntary Termination outside of a Change in Control (Column (c)) above.

Ms. Yetto did not participate in the Change in Control Severance Plan. Her offer letter agreement provided for certain severance benefits if she was terminated without cause or resigned for good reason in the ninety days preceding or the twenty-four months following, a change in control, and signed and did not revoke a waiver of claims against the Company.

The following table describes the severance benefits that each of our NEOs would receive if they are terminated in connection with a change in control.

		Change in Control Severance Plan Participants	Ms. Yetto
Cash Elements	**Severance**	2x salary and 2x bonus For Mr. Cring, 1x salary and 1x bonus (determined as the greater of base salary or target bonus opportunity)	2x base salary and 2x bonus
	eIP	1x target cash incentive award[1]	Prorated payment for year in which termination occurs[1]
	Health Premium	For Mr. Lee and Mr. Thompson, the cost of 24 months of health coverage For Mr. Iannone, the cost of 48 months of health coverage For Mr. Cring, the cost of 12 months of health coverage	No payment
	Make-Good Payment	Payment of any unpaid cash "make good" awards	n/a
Equity Elements	**Options and RSUs**	100% acceleration of awards[2]	
	PBRSUs and TSR PSUs	100% acceleration of awards[2][3]	

[1] For Ms. Yetto and Mr. Iannone, based only on actual performance with respect to the Company performance element for the full year. For Change in Control Severance Plan Participants, based on target performance with respect to both the Company performance component and the individual performance component.

[2] For Ms. Yetto, the Company will pay cash based on the value of the shares that would have vested in lieu of accelerated vesting. For Change in Control Severance Plan Participants, the Company can elect to pay cash in lieu of accelerated vesting. The cash value of such unvested equity is determined using the average closing price of the Company's common stock for the ten consecutive trading days ending on and including the trading day immediately prior to his or her termination date.

[3] This payment includes the target amount of shares subject to PBRSUs and TSR PSUs for performance periods for which achievement has not yet been determined.

Death or Disability (Column (e))

Messrs. Iannone, Thompson and Mr. Lee

Pursuant to the Standard Severance Plan, if, outside a change in control, the participant's employment terminates due to his death or disability (as defined in the Standard Severance Plan) then the applicable executive will be entitled to receive, within 60 days of his termination date, the full vesting (or payment of cash in lieu of vesting at the election of the Company) of his outstanding and unvested equity awards, including the target amount of shares subject to TSR PSUs or PBRSUs for performance periods for which achievement has not yet been determined, that would have otherwise vested within 24 months of his or her termination date (where the cash value of such unvested equity is determined using the average closing price of the Company's common stock for the ten consecutive trading days ending on and including the trading day immediately prior to his termination date).

Pursuant to the Change in Control Severance Plan, if, in connection with a change in control, either the Participant's employment terminates due to his death or disability (as defined in the Change in Control Severance Plan) then the applicable executive is entitled to receive, within 60 days of his termination date, the full vesting (or payment of cash in lieu of vesting at the election of the Company) of all his outstanding and unvested equity, including the target amount of shares subject to TSR PSUs or PBRSUs for performance periods for which achievement has not yet been determined (where the cash value of such unvested equity is determined using the average closing price of the Company's common stock for the ten consecutive trading days ending on and including the trading day immediately prior to his termination date).

Mr. Cring

Pursuant to the VP Severance Plan, if, outside a change in control, Mr. Cring's employment terminates due to his death or disability (as defined in the VP Severance Plan) then he will be entitled to receive, within 60 days of his termination date, one half of the vesting (or payment of cash in lieu of vesting at the election of the Company) of all his outstanding and unvested equity awards that would have otherwise vested within 12 months of his termination date.

Pursuant to the Change in Control Severance Plan, if, in connection with a change in control, Mr. Cring's employment terminates due to his or her death or disability (as defined in the Change in Control Severance Plan) then he is entitled to receive, within 60 days of his termination date, the vesting (or payment of cash in lieu of vesting at the election of the Company) of all his outstanding and unvested equity awards.

Ms. Yetto

Pursuant to Ms. Yetto's offer letter, if Ms. Yetto's employment terminated due to death or disability (as defined in the offer letter), she would have been entitled to receive, within 30 days of her termination date, a cash payment equal to the value of any outstanding and unvested equity awards, including the target amount of shares subject to PBRSUs for performance periods for which achievement had not yet been determined, that would have otherwise vested within 24 months of her termination date (where the value of such unvested equity would have been determined using the average closing price of the Company's common stock for the ten consecutive trading days ending on and including the trading day immediately prior to her termination date).

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are providing the following disclosure about the relationship of the annual total compensation of our employees to the annual total compensation of Mr. Iannone, our CEO. Because we had two CEOs during 2020, (Mr. Schenkel was the interim CEO prior to Mr. Iannone's appointment), SEC rules allow us the option of calculating the compensation provided to each CEO during 2020 for the time each served as CEO and combine those amounts, or the CEO serving in that position on the date we selected to identify the median employee and annualize that CEO's compensation. Because Mr. Iannone is our new CEO, we think it is more appropriate to use his annualized compensation. We believe that the pay ratio disclosed below is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. SEC rules for identifying the median employee and calculating the pay ratio allow companies to apply various methodologies and assumptions and, as result, the pay ratio reported by us may not be comparable to the pay ratio reported by other companies.

To better understand this disclosure, we think it is important to give context to our operations. eBay is a global commerce leader with operations requiring a wide range of talents and roles. As a global organization, we strive to create a competitive total compensation program in the locations we operate. As a result, our compensation program varies by local market in order to allow us to provide a competitive total compensation package.

2020 Ratio Calculation

- This year, we were required to determine a new median employee for purposes of the calculation. The median employee's annual total compensation was $124,919.
- Mr. Iannone's annual total compensation, as reported in the 2020 Summary Compensation Table (plus an increase to annualize his base salary), was $35,153,379. Mr. Iannone's base salary was the only component required to be annualized, and this amount is $991,000. Under the terms of Mr. Iannone's offer letter, his bonus was not prorated.
- Based on this information and the disclosures provided in this section, the ratio of the annual total compensation of Mr. Iannone to the median employee's annual total compensation is 281:1.

In determining the annual total compensation of the median employee, we calculated such employee's compensation in accordance with Item 402(c)(2)(x) of Regulation S-K as required pursuant to SEC executive compensation disclosure rules. This calculation is the same calculation used to determine total compensation for purposes of the 2020 Summary Compensation Table with respect to each of the NEOs. For purposes of this disclosure, we converted employee compensation from local currency to U.S. dollars using the exchange rate the Company used for 2021 internal budgeting purposes.

Identification of Median Employee

As permitted by SEC rules, for the past three years, we have used the same median employee because we do not believe there has been a change in our employee population or employee compensation program that would significantly impact the CEO pay ratio disclosure. As required by the SEC rules, this year, we are identifying a new median employee using the same methodology as in previous years. To identify our median employee, we elected to use total target direct compensation which we calculated as salary, target bonus and target annual equity awards. We chose this compensation measure because we believe it is the most accurate reflection of pay at eBay.

We selected November 6, 2020 as the date on which to determine our median employee. As of that date, we had approximately 12,500 employees, with approximately 5,900 employees located in the United States and 6,600 employees located outside of the United States. The pay ratio disclosure rules provide an exemption for companies to exclude non-U.S. employees from the median employee calculation in an amount of up to five percent (5%) of the company's total number of employees, provided that, if a company excludes any non-U.S. employees in a particular jurisdiction it must exclude all non-U.S. employees in that jurisdiction. We applied this de minimis exemption when identifying the median employee by excluding 549 employees in 17 jurisdictions, as set forth below. After taking into account the de minimis exemption, approximately 12,000 employees (or 96% of the population) were considered for identifying the median employee.

Our calculation excluded the following approximate number of employees from the following locations: Belgium (13); Czech Republic (22); France (30); Hong Kong (22); India (66); Italy (62); Japan (162); Luxembourg (28); Malaysia (38); Mexico (11); Russian Federation (12); Singapore (30); South Africa (8); Spain (33); Taiwan (2); Thailand (2); and Vietnam (8).

Stockholder Proposals

Proposal 4   ## Executive Compensation

Jing Zhao has advised the Company that he intends to present the following stockholder proposal at the 2021 Annual Meeting. Mr. Zhao has indicated that he holds the requisite number of shares of eBay common stock in accordance with Rule 14a-8 requirements. eBay will provide the address of the proponent promptly upon a stockholder's oral or written request.

The text of the stockholder proposal and supporting statement appear exactly as received by eBay unless otherwise noted. All statements contained in the stockholder proposal and supporting statement are the sole responsibility of the proponent. The stockholder proposal may contain assertions about the Company or other matters that we believe are incorrect, but we have not attempted to refute all of those assertions.

The stockholder proposal will be voted on at the 2021 Annual Meeting only if properly presented by or on behalf of the proponent.

"Stockholder Proposal to improve executive compensation program

Resolved: stockholders recommend that eBay Inc. improve the executive compensation program to include the CEO pay ratio factor.

Supporting Statement

eBay's 2020 Proxy Statement incorrectly claims that "In 2019, our stockholders once again overwhelmingly approved our executive compensation program through the 'say-on-pay' vote, with approximately 90% of the votes cast in favor." (p. 51). In fact, the voting results are: 496,131,141 Votes For, 65,463,448 Votes Against, 712,812 Abstentions, 53,404,477 Broker Non-Votes (https://d18rn0p25nwr6d.cloudfront.net/CIK-0001065088/89d5d9f4-249c-4afe-a711-f2b61d0dcceb.pdf). Only 88% voted for (far below the usual 95% level), and 12% voted against (far above the usual 5% level) eBay's executive compensation program. The negative votes jumped 71% from 7% in 2018 and 2017 (2020 Proxy Statement p. 51).

Section 953(b) of the Dodd-Frank Act directed the SEC to amend Item 402 of Regulation S-K to require each company to disclose the annual total compensation of the CEO, the median of the annual total compensation of all employees (except the CEO), and the ratio of these two amounts (CEO pay ratio). eBay's CEO pay ratio is 135 to 1 in 2019 (Ibid p. 85). The executive compensation program lists four goals (Ibid p. 49) and five points of discussion and analysis (Ibid p. 52) without any consideration of the CEO pay ratio factor.

There is no rational methodology or program to decide the executive compensation. For example, Twitter's CEO pay ratio is less than 0.001:1 in 2018 and 2019, Amazon's CEO pay ratio is 58:1 in 2018 and 2019. JCPenney's alarming CEO pay ratio 1294:1 in 2018 is the main cause to its bankruptcy. The executive compensations of big Japanese and European companies are much less than big American companies.

The world has changed. America's ballooning executive compensation is no longer sustainable for the economy. Reducing the CEO pay ratio should be included to the executive compensation program consideration. The Compensation Committee has the flexibility to include other social and economic factors, especially under the current social and economic crisis."

Board Statement in Opposition

The Board carefully considered this proposal and does not believe its adoption is in the best interests of eBay and its stockholders. The Board therefore recommends a vote AGAINST this proposal.

The Board's Compensation Committee designed an executive compensation program that aligns the interests of our executives with those of our stockholders. We believe in creating incentives that reflect our pay-for-performance philosophy, both in periods of success and during years where our financial performance falls short of our targets. In our view, our compensation practices, including incentive compensation, play an important role in reinforcing our performance-driven culture. For more on our executive compensation program, please see page 45 of this proxy statement.

Our executive compensation program is designed to achieve the following objectives:

- align compensation with our business objectives, performance and stockholder interests;
- motivate executive officers to enhance short-term results and long-term stockholder value;
- position us competitively among the companies against which we recruit and compete for talent; and
- enable us to attract, reward and retain executive officers and other key employees who contribute to our long-term success.

Additionally, our executive compensation program is predominantly variable, at-risk and performance-based, and the Compensation Committee has put in place a number of risk-mitigating measures to further strengthen the alignment with stockholder interests.

To meet our goals, we do the following:

- ✔ Make a majority of our executives' compensation performance-based, including performance-based restricted stock units and annual cash incentives
- ✔ Ensure that the equity/cash compensation ratio significantly favors equity
- ✔ Impose meaningful stock ownership requirements
- ✔ Have a robust clawback policy
- ✔ Enforce multiple performance measures, caps on incentive payments, and overlapping two-year performance periods for performance-based equity awards
- ✔ Benchmark our compensation at or around the 50th percentile of our peer group
- ✔ Engage an independent compensation consultant
- ✔ Limit perquisites for executive officers that are not available to all employees

We also regularly review eBay's compensation philosophy and executive compensation program to assess whether they continue to be aligned with stockholder interests, our business goals, and our culture. We engage with stockholders at least twice a year to solicit their feedback on our compensation program.

Though SEC rules require disclosure of the ratio of annual CEO compensation to the annual compensation of a median employee, the Board does not believe the pay ratio should generally guide our compensation principles or that our compensation program should be changed as described in this proposal. Shareholders have an annual opportunity to vote, on an advisory basis, to approve our executive compensation and have overwhelmingly endorsed our Company's pay practices. At the 2020 annual meeting of stockholders, approximately 88% of votes cast supported our advisory proposal to approve the Company's executive compensation, similar to levels of support at our 2019 and 2018 meetings.

For these reasons, the Board recommends a vote against this proposal.

⊗ **The Board of Directors recommends a vote AGAINST this proposal.**

Unless you specify otherwise, the Board intends the accompanying proxy to be voted against this item.

Proposal 5

Right to Act by Written Consent

John Chevedden has advised the Company that he intends to present the following stockholder proposal at the 2021 Annual Meeting. Mr. Chevedden has indicated that he holds the requisite number of shares of eBay common stock in accordance with Rule 14a-8 requirements. eBay will provide the address of the proponent promptly upon a stockholder's oral or written request.

The text of the stockholder proposal and supporting statement appear exactly as received by eBay unless otherwise noted. All statements contained in the stockholder proposal and supporting statement are the sole responsibility of the proponent. The stockholder proposal may contain assertions about the Company or other matters that we believe are incorrect, but we have not attempted to refute all of those assertions.

The stockholder proposal will be voted on at the 2021 Annual Meeting only if properly presented by or on behalf of the proponent.

"Proposal 5 — Adopt a Mainstream Shareholder Right — Written Consent

Shareholders request that our board of directors take the steps necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This includes shareholder ability to initiate any appropriate topic for written consent.

Hundreds of major companies enable shareholder action by written consent. This proposal topic won majority shareholder support at 13 large companies in a single year. This included 67%-support at both Allstate and Sprint. This proposal topic also won 63%-support at Cigna Corp. (CI) in 2019. This proposal topic would have received higher votes than 63% to 67% at these companies if more shareholders had access to independent proxy voting advice.

This proposal topic already won 48%-support at the 2017 EBAY annual meeting. This 48%-support most likely represented at least 55%-support from the shares that have access to independent proxy voting advice.

Management is opposed to independent shareholder views on this proposal topic. Management hid the title of this proposal from shareholders in its introduction to the annual meeting. Plus EBAY management forced EBAY shareholders to pay for glossy advertising against this proposal topic in 2017 and 2020.

Meanwhile management had the gall to state, "Our Board members are dedicated, engaged and committed to fostering ... robust discussion."

Meanwhile Mr. Paul Pressler, the chair of the Governance Committee responsible for these shenanigans, was promoted to Chair of the Board. And Mr. Pressler was apparently unaware of the basic fact that written consent can be structured so that all shareholders received notice.

And Mr. Pressler was responsible for the conduct of the 2020 EBAY online shareholder meeting which had a total of 6-minutes of Q&A with vague answers and ended with "No further questions." At least 10 questions remained unanswered.

A shareholder right to act by written consent affords EBAY management strong protection for a holdout management mentality during the current rapid changing business environment. Due to the low shareholder participation in EBAY annual meeting elections any action taken by written consent would still need 62% supermajority approval from the shares that normally cast ballots at the EBAY annual meeting to equal a majority from the EBAY shares outstanding.

The avalanche of bare bones online shareholder meetings in 2020 makes the shareholder right to act by written consent more valuable. Shareholders are so restricted in online meetings that management will never want a return to the more transparent in-person shareholder meeting format.

Shareholders are restricted in making their views known at online shareholder meetings because all constructive questions and comments can be screened out by management. For instance the Goodyear shareholder meeting was spoiled by a trigger-happy management mute button for shareholders. And AT&T, with 3000 institutional shareholders, would not even allow shareholders to speak.

Please vote yes:

Adopt a Mainstream Shareholder Right — Written Consent — Proposal 5"

Additional content provided by Mr. Chevedden


FOR

Board Statement in Opposition

The Board has carefully considered this proposal, which is substantially the same as a proposal rejected by stockholders at our 2020 annual meeting, and does not believe that its adoption is in the best interests of eBay and its stockholders. The Board therefore recommends a vote AGAINST this proposal. As further discussed below, eBay believes that creating a new written consent right is unnecessary under eBay's current governance practices and that written consent is less transparent and protective of investors than stockholder meetings. In particular, written consent is redundant to the current ability of stockholders owning 20 percent of our shares to call special stockholder meetings. Furthermore, stockholders enjoy many procedural protections and have robust opportunities through eBay's stockholder engagement program to raise priorities and concerns with management and the Board.

- **eBay Recently Made It Easier for Stockholders to Call Special Meetings between Annual Meetings.** In 2019, following engagement with stockholders, the Board reduced the threshold for calling a special meeting from 25 percent to a 20 percent standard. In 2018, we also modified certain procedures and requirements in our bylaws with respect to stockholder called special meetings to expand the availability of this mechanism.

- **eBay Stockholders Have Previously Opposed a New Written Consent Right.** eBay's stockholders considered and rejected stockholder proposals for written consent in 2020, 2017, 2015 and 2014. We believe this was due to eBay's strong governance practices, responsiveness to stockholders, existing special meeting rights, and the downsides to stockholders of written consent relative to annual or special meetings.

- **Written Consent is a Redundant Right.** A right to act by written consent would be redundant because eBay stockholders already can call special meetings. Our 20 percent stock ownership threshold for calling a special meeting – approved just last year by stockholders – is lower than the most common threshold among S&P 500 companies that provide the right for stockholder to call a special meeting, which is 25 percent.

- **Action at Stockholder Meetings is More Transparent and Protective of Stockholder Interests than Written Consent.** The Board believes that a stockholder meeting framework (whether at an annual or specially called stockholder meeting) better serves stockholders' interests than action by written consent. A stockholder meeting is more transparent and orderly than written consent procedures. For example, a meeting date is publicly announced well in advance, giving all stockholders a chance to express their views and cast votes, and action is not effective until such stockholder meeting has occurred, and all stockholder votes are counted. Stockholders also have greater ability in a meeting framework to change their mind and their votes prior to action being effective. Complete information about the proposed stockholder action is widely distributed beforehand through proxy statement materials, facilitating open and informed discussion prior to and in connection with the meeting. The meeting process also gives the Board time to analyze and provide a recommendation on the proposal and promotes well informed decision-making by stockholders and directors.

- **Written Consent Rights May Disenfranchise Stockholders and Have Other Potentially Negative Consequences.** Unlike a stockholder meeting, the written consent process does not guarantee that all stockholders are informed of the proposed action or can participate in the decision. Under written consent mechanisms contemplated by the proposal, holders of a bare majority of eBay shares outstanding could disenfranchise other stockholders by taking significant corporate action without giving the remaining stockholders prior notice of their intended action. Moreover, action by written consent could impose significant financial and administrative burdens on the Company and may be used to promote actions that are not in the best long-term interests of all stockholders.

- **eBay's Responsiveness to Stockholders and Commitment to Good Governance Make New Written Consent Rights Unnecessary.** The ability to act by written consent is unnecessary because eBay's robust stockholder engagement program and its commitment to best practices in corporate governance make the Company highly responsive to stockholder priorities and concerns. Throughout the year, eBay's Board and management meet with all types of stockholder groups to get feedback and regularly incorporate feedback into business and governance decisions.

  By way of example, partly in response to feedback received from investors, eBay recently refreshed its Board membership to include investor-recommended nominees, instituted eBay's first-ever dividend program, expanded return of capital through disciplined stock buybacks, conducted strategic portfolio reviews that remain underway, regularly reviews its operations, scaled its growth initiatives, committed to focusing on increasing volume, revenues, margins and cash flow while continuing to invest in long-term profitable growth, re-organized its executive leadership team and launched other important strategic and business initiatives.

Another example of eBay's responsiveness to stockholder views relates to the special meeting ownership threshold. Given the 2018 vote in which a majority of stockholders supported eBay's 25 percent special meeting threshold with a meaningful minority having other views, eBay reached out to engage stockholders representing more than 55 percent of our outstanding shares to determine the prevailing stockholder views on the issue. These perspectives led the Board to propose lowering the threshold to 20 percent at last year's annual meeting. The overwhelming stockholder approval of the proposal reflected the Board's collaborative approach, and during that outreach process, stockholders did not request that the company implement a written consent right.

- **eBay has Strong Corporate Governance Practices. Our continual engagement with stockholders referred to above complements the eBay's good-governance practices, which include the following:**

  - ✔ Proxy Access for Director Nominations – Eligible stockholders can include their own nominees for the Board in our proxy statement and ballot in accordance with our bylaws.
  - ✔ Annual Election of Board of Directors – All eBay directors are elected annually by the stockholders.
  - ✔ Majority Voting for Election of Board of Directors – eBay has a majority voting standard for election of directors in uncontested elections.
  - ✔ Stockholder Rights to Amend Bylaws – eBay stockholders have the ability to propose and enact binding amendments to eBay's bylaws in addition to non-binding proposals for bylaw amendments.
  - ✔ Majority Voting for Charter and Bylaw Amendments – eBay has no supermajority voting provisions; stockholders can approve charter and bylaw amendments with a majority vote.
  - ✔ Independent Board Leadership – The roles of Chair of the Board and CEO are separate at eBay. The Chair of the Board is an independent director, as are all chairs of Board committees.
  - ✔ Active Board Oversight on Strategy, Sustainability and Risk with Regular Board Refreshment – The Board is actively engaged in decisions regarding corporate strategy and sustainability-related initiatives (including eBay Impact and our transparency towards ESG-focused investors) and oversight of our integrated risk management program. Since 2016 through the end of 2020, six current independent directors have joined the Board, adding complementary and relevant skillsets, leadership and diversity.

Concluding Statement

In summary, a written consent right is unnecessary given eBay's strong governance practices and procedural safeguards for stockholders, such as special meeting rights, and its robust communication with stockholders and responsiveness. Moreover, the proposal's lack of procedural protections could lead to an unfair process to push through major corporate changes without an opportunity for all stockholders to participate.

⊗   **The Board of Directors recommends a vote AGAINST this proposal.**

Unless you specify otherwise, the Board intends the accompanying proxy to be voted against this item.

Equity Compensation Plan Information

The following table gives information about shares of our common stock that may be issued upon the exercise of options and rights under our equity compensation plans as of December 31, 2020. We refer to these plans and grants collectively as our Equity Compensation Plans.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	24,573,489[1]	$22.5169[2]	51,658,063[3]
Equity compensation plans not approved by security holders	—	—	—
Total	24,573,489	$22.5169	51,658,063

[1] Includes (a) 22,949,214 shares of our common stock issuable pursuant to RSUs under our 2008 Equity Incentive Award Plan, as amended and restated, or our 2008 Plan, and our terminated plans, (b) 94,434 shares of our common stock issuable pursuant to stock options under our 2008 Plan and our terminated plans, and (c) 109,993 shares of our common stock issuable pursuant to DSUs under our 2008 Plan and a terminated plan. RSUs and DSUs, each represent an unfunded, unsecured right to receive shares of Company common stock (or, with respect to DSUs granted prior to August 1, 2013, the equivalent value thereof in cash or property). The value of RSUs and DSUs varies directly with the price of our common stock.

[2] Does not include outstanding RSUs or DSUs.

[3] Includes 5,541,370 shares of our common stock reserved for future issuance under our Employee Stock Purchase Plan as of December 31, 2020.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information known to us with respect to beneficial ownership of our common stock as of April 1, 2021 by (1) each stockholder known to us to be the beneficial owner of more than 5% of our common stock, (2) each of our directors, (3) each of the executive officers named in the 2020 Summary Compensation Table included above, and (4) all executive officers and directors as a group. Unless otherwise indicated below, the address for each of our executive officers and directors is c/o eBay Inc., 2025 Hamilton Avenue, San Jose, California 95125.

Name of Beneficial Owner	Shares Beneficially Owned[1]	
	Number	Percent
The Vanguard Group[2]	50,379,913	7.40
BlackRock, Inc.[3]	44,386,787	6.52
Jamie Iannone[4]	112,820	*
Andrew J. Cring[5]	136,063	*
Jae H. Lee[6]	410,490	*
Peter B. Thompson[7]	49,853	*
Kristin A. Yetto[8]	8,000	*
Scott F. Schenkel[9]	63,503	*
Wendy E. Jones[10]	—	—
Anthony J. Bates[11]	34,687	*
Adriane M. Brown	15,737	*
Diana Farrell	13,478	*
Logan D. Green	21,001	*
Bonnie S. Hammer	32,418	*
E. Carol Hayles	73	*
Kathleen C. Mitic	31,457	*
Matthew J. Murphy[12]	12,872	*
Paul S. Pressler	52,438	*
Mohak Shroff	—	—
Robert H. Swan	248,446	*
Perry M. Traquina	50,155	*
All directors and executive officers as a group (22 persons)[13]	1,417,080	*

(*) Less than one percent.

[1] This table is based upon information supplied by officers, directors, and principal stockholders and any Schedules 13D and 13G filed with the SEC. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated in the footnotes to this table, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of April 1, 2021 and restricted stock units ("RSUs") that are scheduled to vest within 60 days of April 1, 2021 are deemed to be outstanding for the purpose of computing the percentage ownership of the person holding those options and RSUs, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of beneficial ownership is based on 681,125,559 shares of common stock outstanding as of April 1, 2021.

[2] The Vanguard Group and its affiliates and subsidiaries (collectively, "Vanguard") have beneficial ownership of an aggregate of 50,379,913 shares of the Company's common stock. Vanguard has shared power to vote 1,171,118 shares of the Company's common stock, sole power to dispose of 47,390,835 shares of the Company's common stock and shared power to dispose of 2,989,078 shares of the Company's common stock. The address for The Vanguard Group is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

[3] BlackRock, Inc., and its affiliates and subsidiaries ("BlackRock") have beneficial ownership of an aggregate of 44,386,787 shares of the Company's common stock. BlackRock has sole power to vote 36,629,417 shares of the Company's common stock and sole power to dispose of 44,386,787 shares of the Company's common stock. The address for BlackRock, Inc. is 55 East 52nd Street, New York, New York 10055.

[4] Mr. Iannone is our President and CEO. Includes 112,608 RSUs scheduled to vest within 60 days of April 1, 2021.

[5] Mr. Cring is our Interim CFO. Includes 11,959 shares subject to options exercisable within 60 days of April 1, 2021, and 4,924 RSUs scheduled to vest within 60 days of April 1, 2021.

[6] Mr. Lee is our SVP, International. Includes 8,319 shares subject to options exercisable within 60 days of April 1, 2021.

[7] Mr. Thompson is our SVP, Chief Product Officer. Includes 8,711 RSUs scheduled to vest within 60 days of April 1, 2021.

[8] Ms. Yetto's employment with the Company was terminated on March 16, 2021.

[9] Mr. Schenkel's employment with the Company was terminated on June 19, 2020.

[10] Ms. Jones' employment with the Company was terminated on December 16, 2020.

[11] Includes 140 shares owned through a trust.

[12] Includes 6,000 shares owned through a trust.

[13] Includes 20,278 shares subject to options exercisable within 60 days of April 1, 2021, and 128,705 RSUs scheduled to vest within 60 days of April 1, 2021.

Questions and Answers About the Proxy Materials and Our 2021 Annual Meeting

Why am I receiving these materials?

Our Board has made these proxy materials available to you in connection with the Board's solicitation of proxies for use at our 2021 Annual Meeting, which will take place on June 15, 2021. Stockholders are invited to attend the Annual Meeting and are requested to vote on the proposals described in this Proxy Statement. We mailed the Notice of Internet Availability of Proxy Materials ("Notice") to our stockholders on or around April 26, 2021.

What information is contained in these materials?

The information included in this Proxy Statement relates to the proposals to be voted on at the Annual Meeting, the voting process, the compensation of our most highly paid executive officers and our directors, and certain other required information. Our 2020 Annual Report, which includes our audited consolidated financial statements, is also included with these proxy materials. If you received a paper copy of these materials, the proxy materials also included the accompanying proxy card or voting instruction form for the Annual Meeting. If you received the Notice instead of a paper copy of the proxy materials, voting instructions can be found in the Notice or below.

Why did I receive a notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

We are distributing our proxy materials to certain stockholders over the Internet under the "notice and access" approach in accordance with SEC rules. As a result, we mailed to many of our stockholders the Notice instead of a paper copy of the proxy materials. All stockholders receiving the Notice will have the ability to access the proxy materials over the Internet and request to receive a copy of the proxy materials by mail or email. Instructions on how to access the proxy materials over the Internet or to request a paper or email copy may be found in the Notice. In addition, the Notice contains instructions on how you may request access to proxy materials in printed form by mail or email on an ongoing basis.

This approach conserves natural resources and reduces our printing and distribution costs, while providing a timely and convenient method of accessing the materials and voting.

What proposals will be voted on at the Annual Meeting? What are the Board's voting recommendations?

The following chart describes the proposals to be considered at the Annual Meeting and the Board's voting recommendations.

Proposal(s)		The Board's Voting Recommendation	Page Reference (For more detail)
1	Election of 13 directors named in this Proxy Statement	⊘ **FOR** each nominee named in this Proxy Statement	3
2	Ratification of Appointment of Independent Auditors	⊘ **FOR** the ratification of the appointment of PricewaterhouseCoopers LLP as our independent auditors for our fiscal year ending December 31, 2021	38
3	Say-on-Pay: Advisory Vote to Approve Named Executive Officer Compensation	⊘ **FOR** the approval, on an advisory basis, of the compensation of our named executive officers	44
4, 5	Stockholder Proposals, if properly presented	⊗ **AGAINST** the proposals regarding executive compensation and right to act by written consent	85, 87

At the time the Notice was mailed, our management and the Board were not aware of any other matters to be presented at the Annual Meeting other than those set forth in this Proxy Statement and in the Notice.

How many shares are entitled to vote?

Each share of eBay common stock outstanding as of the close of business on April 19, 2021, the record date, is entitled to one vote at the Annual Meeting. At the close of business on April 19, 2021, 681,261,776 shares of common stock were outstanding and entitled to vote. You may vote all of the shares owned by you as of the close of business on the record date of April 19, 2021, and you are entitled to cast one vote per share of common stock held by you on the record date. These shares include shares that are (1) held of record directly in your name, including shares purchased or acquired through eBay's equity incentive plans and (2) held for you as the beneficial owner through a broker, bank, or other nominee.

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Most stockholders of eBay hold their shares beneficially through a broker, bank, or other nominee rather than directly in their own name. There are some distinctions between shares held of record and shares owned beneficially, specifically:

- **Shares held of record.** If your shares are registered directly in your name with eBay's transfer agent, Computershare Shareowner Services LLC, you are considered the stockholder of record with respect to those shares, and the Notice was sent directly to you by eBay. As a stockholder of record, you have the right to grant your voting proxy directly to eBay or to vote at the Annual Meeting. If you do not wish to grant your voting proxy directly to eBay or to vote at the Annual Meeting, you may submit voting instructions via the Internet or by telephone by following the instructions on the Notice, and as described below under "How can I vote my shares without attending the Annual Meeting?" If you requested printed copies of the proxy materials, eBay has sent you a proxy card for you to use to direct the proxyholders regarding how to vote your shares.

- **Shares owned beneficially.** If your shares are held in a brokerage account or by a broker, bank, or other nominee, you are considered the beneficial owner of shares held in street name, and the Notice was forwarded to you by your broker, bank, or other nominee, which is considered the stockholder of record with respect to those shares. As a beneficial owner, you have the right to direct your broker, bank, or other nominee on how to vote the shares in your account. You may also vote these shares by attending the Annual Meeting. If you do not wish to vote at or will not be attending the Annual Meeting, you may vote by proxy as described in the Notice and below under "How can I vote my shares without attending the Annual Meeting?" If you requested printed copies of the proxy materials, your broker, bank, or other nominee has enclosed a voting instruction form for you to use to direct the broker, bank, or other nominee regarding how to vote your shares. Please instruct your broker, bank, or other nominee how to vote your shares using the voting instruction form you received from them.

Can I attend the Annual Meeting?

You are invited to attend the Annual Meeting, which will be held virtually, if you are a stockholder of record or a beneficial owner as of April 19, 2021. Only stockholders of record or beneficial owners as of April 19, 2021 can vote, ask questions, or make comments. To join as a stockholder, you must go to www.virtualshareholdermeeting.com/EBAY2021 ("Meeting Website") and log in using the control number on the Notice, your proxy card or your voting instruction form. We encourage you to join 15 minutes before the start time of 8:00 a.m. Pacific Time, June 15, 2021, to ensure you can connect. If you have difficulty with the Meeting Website, please call 1-800-586-1548 (US) or 1-303-562-9288 (International) for technical assistance. A recording of the Annual Meeting will be archived for at least 90 days following the date of the Annual Meeting. You may find a link to it at http://investors.ebayinc.com.

Even if you plan on attending the Annual Meeting, we encourage you to vote your shares in advance using one of the methods described in this Proxy Statement to ensure that your vote will be represented at the Annual Meeting. We reserve the right to eject an attendee or cut off speaking privileges for behavior likely to cause disruption or annoyance or for failure to comply with reasonable requests or the rules of conduct for the meeting, including time limits applicable to attendees who are permitted to speak.

How can I participate in the Annual Meeting?

We intend to hold the Annual Meeting virtually. A virtual meeting is one held by means of remote communication. Stockholders will be able to join the meeting via the Meeting Website where they can listen to the speakers, view any presentations, submit questions and comments, hear the company's responses, and vote their shares electronically. A list of stockholders entitled to vote, as well as rules of conduct and instructions to vote and to ask questions or make comments, will be available at the Meeting Website during the meeting.

No recording of the Annual Meeting is allowed, including audio and video recording.

We will endeavor to answer as many questions submitted by shareholders as time permits. We reserve the right to edit profanity or other inappropriate language and to exclude questions regarding topics that are not pertinent to meeting business or company business. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition.

In the event of technical difficulties with the Annual Meeting, we expect that an announcement will be made on www.virtualshareholdermeeting.com/EBAY2021. If necessary, the announcement will provide updated information regarding the date, time, and location of the Annual Meeting. Any updated information regarding the Annual Meeting will also be posted on our investor relations website at https://investors.ebayinc.com.

Can I vote my shares at the Annual Meeting?

Shares held directly in your name as the stockholder of record, as well as shares held in street name through a broker, bank, or other nominee, may be voted at the Annual Meeting. Even if you plan to attend the Annual Meeting, eBay recommends that you submit a proxy as described in the Notice and below under "How can I vote my shares without attending the Annual Meeting?" so that your vote will be counted if you later decide not to attend the Annual Meeting.

How can I vote my shares without attending the Annual Meeting?

If you are a stockholder of record, you may vote by proxy. You can vote by proxy over the Internet by following the instructions provided in the Notice, or, if you requested to receive printed proxy materials, you can also vote by telephone or mail pursuant to instructions provided on the proxy card.

If you hold shares beneficially in street name, you may vote through a voting instruction form over the Internet by following the instructions provided in the Notice, or, if you requested to receive printed proxy materials, you can also vote by telephone or mail by following the voting instruction form provided to you by your broker, bank, or other nominee.

Can I change my vote or revoke my proxy?

If you are the stockholder of record, you may change your proxy instructions or revoke your proxy at any time before your proxy is voted at the Annual Meeting. Proxies may be revoked by any of the following actions:

- filing a timely written notice of revocation with our Corporate Secretary at our principal executive office (2025 Hamilton Avenue, San Jose, California 95125);

- submitting a new proxy at a later date via the Internet, by telephone, or by mail following the instructions provided in the Notice or, if requested, the proxy card; or

- attending the Annual Meeting and voting (attendance at the Annual Meeting will not, by itself, revoke a proxy).

If your shares are held in a brokerage account or by a broker, bank, or other nominee, you should follow the instructions provided by your broker, bank, or other nominee.

Only the latest validly executed proxy that you submit will be counted.

How are votes counted?

You may vote "FOR," "AGAINST," or "ABSTAIN" with respect to each of the director nominees named in this Proxy Statement. If you elect to abstain from voting on the election of directors, the abstention will not have any effect on the election of directors. In tabulating the voting results for the election of directors, only "FOR" and "AGAINST" votes are counted.

You may vote "FOR," "AGAINST," or "ABSTAIN" with respect to:

- the ratification of the appointment of independent auditors;
- the advisory vote to approve named executive officers' compensation; and
- the stockholder proposals.

If you elect to abstain from voting on any of these proposals, the abstention will have the same effect as an "AGAINST" vote with respect to such proposal.

If you provide specific instructions with regard to certain proposals, your shares will be voted as you instruct on such proposals. If no instructions are indicated, the shares will be voted as recommended by our Board.

Who will count the votes?

A representative of Broadridge Financial Solutions, Inc. will tabulate the votes and act as the inspector of election.

What is the quorum requirement for the Annual Meeting?

The quorum requirement for holding the Annual Meeting and transacting business is a majority of the outstanding shares entitled to be voted at the Annual Meeting. The shares may be present in person or represented by proxy at the Annual Meeting. Abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

What is the voting requirement to approve each of the proposals? What effect will abstentions and broker non-votes have?

The following chart describes the proposals to be considered at the Annual Meeting, the vote required to elect directors to the Board and to adopt each of the other proposals, and the manner in which votes will be counted. Shares voted "ABSTAIN" and shares not represented at the meeting have no effect on the election of directors.

For each of the other proposals, abstentions have the same effect as "AGAINST" votes. If you are a beneficial holder and do not provide specific voting instructions to your broker, the organization that holds your shares will not be authorized to vote your shares, which would result in "broker non-votes," on proposals other than the ratification of the appointment of PricewaterhouseCoopers LLP as our independent auditors for 2021. Accordingly, we encourage you to vote promptly, even if you plan to attend the Annual Meeting.

Proposal	Voting Options	Vote Required to Adopt the Proposal	Effect of Abstentions	Effect of Broker Non-votes*
Election of 13 director nominees named in this Proxy Statement	For, against or abstain on each nominee	A nominee for director will be elected if the votes cast for such nominee exceed the votes cast against such nominee	No effect	No effect
Ratification of appointment of independent auditors	For, against or abstain	The affirmative vote of a majority of the shares of common stock represented at the Annual Meeting in person or by proxy and entitled to vote thereon	Treated as votes against	Brokers have discretion to vote
Advisory vote to approve named executive officers compensation	For, against or abstain	The affirmative vote of a majority of the shares of common stock represented at the Annual Meeting in person or by proxy and entitled to vote thereon	Treated as votes against	No effect
Stockholder proposals, if properly presented	For, against or abstain	The affirmative vote of a majority of the shares of common stock represented at the Annual Meeting in person or by proxy and entitled to vote thereon	Treated as votes against	No effect

* A broker non-vote occurs when shares held by a broker, bank, or other nominee in "street name" for a beneficial owner are not voted with respect to a particular proposal because the broker, bank, or other nominee (1) has not received voting instructions from the beneficial owner and (2) lacks discretionary voting power to vote those shares with respect to that particular proposal.

What happens if a nominee who is duly nominated does not receive a majority vote?

Each current director who is standing for election at the Annual Meeting has tendered an irrevocable resignation from the Board that will become effective if (1) the election is uncontested and (2) the Corporate Governance and Nominating Committee or another committee of the Board comprised of independent directors determines to accept such resignation after the director fails to receive a majority of votes cast. This determination will be made within 90 days of the Annual Meeting (subject to an additional 90-day period in certain circumstances) and will be publicly reported promptly after it is made.

Where can I find the voting results of the Annual Meeting?

We will report the voting results in a Current Report on Form 8-K filed with the SEC subsequent to the Annual Meeting.

Who will bear the cost of soliciting votes for the Annual Meeting?

eBay will pay the entire cost of the solicitation of proxies. eBay has retained the services of Morrow Sodali LLC a professional proxy solicitation firm, to aid in the solicitation of proxies. eBay expects that it will pay Morrow Sodali LLC its customary fees, estimated not to exceed approximately $17,500 in the aggregate, plus reasonable out-of-pocket expenses incurred in the process of soliciting proxies. eBay has agreed to indemnify Morrow Sodali against certain liabilities relating to or arising out of their engagement. In addition, eBay may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. eBay must also pay banks, brokerage houses, fiduciaries, and custodians holding in their names shares of our common stock beneficially owned by others certain fees associated with:

- forwarding the Notice to beneficial owners;
- forwarding printed proxy materials to beneficial owners who specifically request them; and
- obtaining beneficial owners' voting instructions.

Solicitations may also be made by personal interview, mail, telephone, facsimile, email, Twitter, other electronic channels of communication, in particular LinkedIn, eBay's investor relations website, other eBay-hosted websites and blogs, or otherwise by directors, officers, and other employees of eBay, but eBay will not additionally compensate its directors, officers, or other employees for these services.

May I propose actions for consideration at next year's Annual Meeting or nominate individuals to serve as directors?

You may submit proposals for consideration at future annual stockholder meetings. To be considered for inclusion in the proxy materials for our 2022 Annual Meeting of Stockholders, your proposal (other than a proposal for director nomination) must be received by our Corporate Secretary at our principal executive office no later than December 27, 2021.

Your proposal must comply with the procedures and requirements set forth in Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Your proposal should be sent via registered, certified or express mail to our Corporate Secretary at our principal executive office (2025 Hamilton Avenue, San Jose, California 95125); no facsimile submissions will be accepted.

A stockholder or a nomination for director will generally not be included in our proxy materials, but will otherwise be considered at the 2022 Annual Meeting of Stockholders so long as it is submitted to our Corporate Secretary at our principal executive office no earlier than February 15, 2022 and no later than March 17, 2022 and otherwise in accordance with our bylaws.

Our bylaws also provide that, under certain circumstances, a stockholder or group of stockholders may include director candidates that they have nominated in the proxy materials for our annual meetings. These proxy access provisions of our bylaws provide, among other things, that a stockholder, or a group of up to 20 stockholders, owning 3% or more of the Company's outstanding stock continuously for at least three years, may nominate, and include in our proxy materials for an annual meeting, two individuals to serve as directors or 20% of the Board, whichever is greater. The nominating stockholder or group of stockholders also must deliver the information required by, and each nominee must meet the qualifications required by, our bylaws. Requests to include stockholder-nominated candidates in the Company's proxy materials for the 2022 Annual Meeting of Stockholders must be received by the Corporate Secretary at the above address no earlier than February 15, 2022 and no later than March 17, 2022. We advise you to review our bylaws, which contain these and other requirements with respect to advance notice of stockholder proposals and director nominations and proxy access nominations, including certain information that must be included concerning the stockholder and each proposal and nominee. Failure to comply with the requirements, procedures and deadlines in our bylaws may preclude presentation and consideration of the matter or nomination of the applicable candidate for election at the 2022 Annual Meeting of Stockholders. Our bylaws were filed with the SEC as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2020 and can be viewed by visiting our investor relations website at https://investors.ebayinc.com/financial-information/annual-reports/default.aspx. You may also obtain a copy by writing to our Corporate Secretary at our principal executive office (2025 Hamilton Avenue, San Jose, California 95125).

How can I get electronic access to the Proxy Statement and Annual Report?

The Notice, proxy card or voting instruction form will contain instructions on how to:

- view our proxy materials for the Annual Meeting on the Internet and vote your shares; and
- instruct us to send our future proxy materials to you electronically by email.

Our proxy materials are also available on our investor relations website at https://investors.ebayinc.com/financial-information/annual-reports/default.aspx.

You can choose to receive future proxy materials electronically by visiting our investor relations website at https://investors.ebayinc.com/financial-information/annual-reports/default.aspx. If you choose to receive future proxy materials electronically, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your choice to receive proxy materials electronically will remain in effect until you contact eBay Investor Relations and tell us otherwise. You may visit our investor relations website at https://investors.ebayinc.com or contact eBay Investor Relations by mail at 2025 Hamilton Avenue, San Jose, California 95125 or at ir@ebay.com or by telephone at (408) 376-7493.

How do I obtain a paper copy of the proxy materials?

If you would like to receive a paper copy of our proxy materials, please follow the instructions included in the Notice.

How do I obtain a separate set of proxy materials if I share an address with other stockholders?

eBay has adopted an SEC-approved procedure called "householding." Under this procedure, we are delivering a single copy of the Notice and, if applicable, the proxy materials to multiple stockholders who share an address, unless otherwise requested from one or more of the stockholders. This procedure reduces the environmental impact of our annual meetings and reduces our printing and mailing costs. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. If you reside at such an address and wish to receive a separate copy of the Notice and, if applicable, the proxy materials, including our annual report, you may contact eBay Investor Relations by mail at 2025 Hamilton Avenue, San Jose, California 95125 or at ir@ebay.com or by telephone at (408) 376-7493 and we will promptly deliver a separate copy of the Notice and, if applicable, the proxy materials. You may also contact eBay Investor Relations if you would like to receive separate copies in the future, or if you are receiving multiple copies of our proxy materials and would like to receive only one copy in the future. Stockholders who hold shares in street name (as described above) may contact their broker, bank, or other nominee to request information about householding.

Other Matters

The Board knows of no other matter that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, the persons named in the accompanying proxy intend to vote on those matters in accordance with their best judgment.

Stockholders are urged to vote via the Internet or by telephone by following the instructions in the Notice or, if applicable, the proxy card or voting instruction form.

By Order of the Board of Directors

Marie Oh Huber

Marie Oh Huber
Secretary

April 26, 2021

Copies of this Proxy Statement and our annual report for the year ended December 31, 2020 are available by visiting our investor relations website at https://investors.ebayinc.com/financial-information/annual-reports/default.aspx.

You may also obtain copies free of charge by contacting investor relations by mail at 2025 Hamilton Avenue, San Jose, California 95125.



2025 Hamilton Avenue
San Jose, California 95125
http://investors.ebayinc.com

Proxy Statement designed by 2engage LLC / www.2engagefm.com